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As filed with the Securities and Exchange Commission on December 13, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LifeWatch Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8099 (Primary standard industrial classification code number)	20-5925595 (I.R.S. employer identification number)

1351A Abbott Court
Buffalo Grove, Illinois 60089
(877) 774-9846
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Frederick J. Mindermann
Chief Executive Officer
LifeWatch Corp.
1351A Abbott Court
Buffalo Grove, Illinois 60089
(877) 774-9846
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Jeffrey A. Horwitz Yuval Tal Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000	Richard Truesdell, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock, par value $0.01 per share	$86,250,000(1)(2)	$9,228.75

(1)
Estimated solely for the purpose of the registration fee for this offering in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated December 13, 2006

                  Shares

Common Stock

This is an initial public offering of shares of the common stock of LifeWatch Corp. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. We will apply for quotation of our common stock on the Nasdaq Global Market under the symbol "LIFE." We expect that the public offering price will be between $          and $          per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds before expenses to LifeWatch Corp.	$	$

The underwriters may also purchase up to an additional                  shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on                        , 2006.

Joint Bookrunning Managers

Cowen and Company	Jefferies & Company	Piper Jaffray

                        , 2007

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained on our web site is not part of this prospectus.

        Until                  , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under "Risk Factors" beginning on page 8 and our financial statements and notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms "LifeWatch," we," "our," "us," or "the Company" refer to LifeWatch Corp. and its subsidiaries, LifeWatch Holding Corporation and Card Guard Technologies, Inc., taken as a whole; "Card Guard" and "parent companies" refer to Card Guard AG and its subsidiaries, Card Guard Europe B.V. and Card Guard Scientific Survival Ltd; "Instromedix" refers to Card Guard Scientific Technologies, Inc.; and "LifeWatch Holding" refers to "LifeWatch Holding Corporation," unless the context otherwise indicates. Unless otherwise stated, all the information in this prospectus assumes that the underwriters will not exercise their overallotment option.

LIFEWATCH CORP.

Our Company

        We believe that we are both the leading independent provider of ambulatory cardiac event monitoring services and the leading manufacturer and distributor of ambulatory cardiac event monitoring devices in the United States. Our current services are used by physicians to monitor electrocardiographic data, or cardiac events, for patients who are suspected of having heart rhythm disorders, or cardiac arrhythmias, that often precede serious complications associated with cardiovascular disease or other conditions. Our services are primarily used in conjunction with devices that capture specific cardiac events that are relied upon for the diagnosis of cardiac arrhythmias and allow physicians to provide appropriate treatment to their patients, thus saving patients from significant medical events, including death. In cases where it is determined that a patient requires immediate medical attention, we notify the patient's physician and the appropriate emergency response professionals. Our integrated solution combines clinically validated, standardized monitoring processes and access to technologically advanced monitoring devices, enabling physicians to have remote oversight of their patients 24 hours a day, seven days a week, 365 days a year.

        We have a long history of providing services to physicians through the commercialization of technologically advanced cardiac monitoring devices for patient use. We believe that we are the only independent diagnostic testing facility, or IDTF, that offers the full spectrum of cardiac monitoring services from monitoring holter monitors, or holters, traditional looping and non-looping event recorders, the auto-detect LifeStar AF™ and Card Guard's new auto-detect auto-send LifeStar ACT™, which we are currently in the process of launching. We believe Card Guard's LifeStar ACT™, which received U.S. Food and Drug Administration, or FDA, approval in August 2006, for which we have exclusive rights in the United States through 2011, represents the latest advancement in the evolution of cardiac event monitoring and that our related monitoring services would allow physicians to receive data about cardiac events that require physician notification, or clinically significant events, in the least amount of time, an ability that we refer to as diagnostic yield. Our historical market leadership in cardiac event monitoring devices and the continued introduction by us of technologically advanced products to which we have access, and in some cases, exclusive access, through our parent companies ensures that the physicians we serve have the ability to provide their patients with the most effective devices available. Furthermore, we intend to commercialize a wireless medical monitoring platform developed by Card Guard and recently approved by the FDA that would assist physicians in providing effective diagnosis, treatment and management of other health conditions such as diabetes, cardiovascular disease and obesity. In March 2006, we, along with Card Guard AG, were selected as the recipient of Frost & Sullivan's 2006 Technology Innovation Award in the field of remote patient monitoring for focus on research, development and marketing to support future growth of the industry.

        Our new management team has recently implemented a series of strategic initiatives directed at launching new services and products, growing the number of our referring physicians, increasing the number of private third party payor contracts and the people covered under such contracts, increasing our sales force, focusing our marketing efforts, diversifying our product offerings to include wireless ambulatory vital signs monitoring and expanding our cardiac monitoring service offerings for clinical research. We believe that the foregoing initiatives, together with projected market expansion, will drive the growth of our business.

Cardiac Event Monitoring Market Opportunity

        The ambulatory cardiac monitoring services and products market in the United States is a $1.1 billion industry according to the 2004 Frost & Sullivan study. This industry encompasses ambulatory cardiac monitoring, which includes event and holter monitors and their related monitoring services, and pacemaker monitoring services. The market for ambulatory cardiac event monitoring services is expected to increase over the foreseeable future as a result of an aging and growing population, the increase in the prevalence of health conditions such as obesity that increase the likelihood of heart related diseases and the increasing awareness of cardiac diseases. According to the American Heart Association, cardiac arrhythmias are responsible for over 850,000 hospitalizations every year. Cardiac arrhythmia is a temporary or sustained irregular heart rhythm that is caused by abnormal functioning of the system that administers electrical signals to the chambers of the heart. The most prevalent life-threatening cardiac arrhythmia is atrial fibrillation, or AF. According to a recent study, the lifetime risk of developing AF is one in four for men and women over the age of 40. In addition, the American Heart Association reports that AF affects approximately 5.1 million Americans and is responsible for 15% to 20% of all strokes, the third leading cause of death in the United States. Thus, while often benign, a cardiac arrhythmia may be a symptom of serious cardiovascular disease and if left untreated, can lead to stroke or other serious complications. Being able to diagnose and find the cause of a cardiac arrhythmia is therefore important both to treat those patients with serious cardiovascular diseases as well as to identify those patients that require no further medical attention.

        Cardiac arrhythmias may be diagnosed either in a physician's office or other heath care facility or remotely by monitoring a patient's heart rhythm. Typically, physicians will initially administer a resting electrocardiogram, or ECG, or a stress test, both methods that monitor the electrical impulses in a patient's heart. If a physician determines that a patient needs to be monitored for a longer period of time to produce a diagnosis, they will typically prescribe an ambulatory cardiac monitoring device for their patients. The patient's cardiac events recorded by this monitoring device can then be received and reviewed by a physician or service provider, such as LifeWatch, which facilitates the physicians' ability to diagnose potentially life-threatening cardiac arrhythmias.

        The market for cardiac monitoring services is characterized by increasing demand, increasing sophistication and costs of cardiac monitoring infrastructure and devices and compliance with a set of legal requirements, including a 2003 Medicare decision requiring that such monitoring be provided continuously for 24 hours. These factors make it very difficult and expensive for physicians and clinics to provide monitoring services that meet such legal requirements by themselves.

Our Solution

        We believe that we offer the broadest range of cardiac monitoring services across the United States. We offer our services 24 hours a day, seven days a week, 365 days a year. We have an extensive network of physicians and private third party payors in the cardiac event monitoring market. We believe this network represents an important distribution channel which creates an opportunity for us to provide additional products and services. Our 308 employees, of which over 120 are certified cardiac technicians and registered nurses, are located in our three monitoring centers in Buffalo Grove, Illinois, Philadelphia, Pennsylvania and Boca Raton, Florida and monitor over 250,000 patient enrollments per year, which are referred to us by over 3,900 cardiologists, who we believe represent approximately 16% of the cardiologists practicing in the United States. Our professionals handle over 1.5 million patient interactions per year. We have been accredited by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, and we are a Medicare-certified IDTF provider of monitoring services as well as an FDA-approved medical device manufacturer and distributor. In addition, we have commercial contracts with over 400 private third party payors, including major health insurance companies that administer benefits for over 125 million people in the United States.

Our Strategy

        Our objective is to expand our position as the leading provider of cardiac event monitoring services and the leading manufacturer and distributor of cardiac event monitoring devices in the United States. We intend to accomplish this by capitalizing on our demonstrated ability of layering new technology-enabled services onto our existing delivery channels of payor contracts and physician relationships nationwide. Key elements of our strategy include:

  •
  launching Card Guard's LifeStar ACT™ device;

  •
  further expanding our network of physicians and payors;

  •
  continuing to provide a broad range of cardiac event monitoring services and products;

  •
  expanding our service offering to new monitoring markets such as ambulatory vital signs monitoring and clinical research monitoring; and

  •
  pursuing potential opportunistic strategic acquisitions.

Recent Developments

        On August 23, 2006, the FDA approved for marketing the LifeStar ACT™. We have the exclusive right to offer services using the LifeStar ACT™ in the United States through 2011 and are in the process of launching such services. The LifeStar ACT™ is a Card Guard device which uses automatic detection and automatic transmission technology which we believe is technologically superior to commercially available cardiac event devices. This device is designed to allow physicians to more accurately and rapidly detect cardiac arrhythmias and provide physicians with greater diagnostic capability than existing devices. We believe that these new services will drive our future growth.

Risks Associated With Our Business

        Our business is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. If we are unable to receive referrals from physicians, expand our third party payor relationships, receive adequate reimbursement from third party payors, maintain our relationship with our parent companies, continue to develop or access new products and services to compete effectively and successfully launch the LifeStar ACT™, we will be unable to achieve our business objectives.

Additional Information

        We are a newly created holding company, incorporated in Delaware on July 5, 2006. We were previously incorporated under the name Card Guard America Inc. On October 26, 2006, we changed our name to LifeWatch Corp. and Card Guard contributed to us all of the stock of our two operating subsidiaries: LifeWatch Holding Corporation (d/b/a LifeWatch Inc.), a U.S. based cardiac monitoring services provider; and Card Guard Technologies, Inc. (d/b/a Instromedix), a U.S. based manufacturer of cardiac monitoring products. We are an indirect wholly owned subsidiary of Card Guard AG, a corporation organized under the laws of Switzerland and publicly traded on the SWX Swiss Exchange.

Our principal executive offices are located at 1351A Abbott Court, Buffalo Grove, Illinois and our telephone number is (877) 774-9846. Our website address is www.lifewatch.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

        Our U.S. trademarks include "LifeWatch" and "Instromedix." All other service marks, trademarks, trade names and brand names referred to in this prospectus are the property of their respective owners.

        This prospectus contains market data and industry forecasts that were obtained from industry publications, third party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that the information from these publications is reliable, we have not independently verified, and make no representation as to the accuracy of, such information.

THE OFFERING

Shares of common stock offered	shares.
Shares of common stock to be outstanding after this offering	shares.
Use of proceeds	We expect to use the net proceeds of the offering:
• to repay approximately $27.6 million of outstanding debt to our parent companies;
• to launch and market services for Card Guard's newest cardiac event monitoring device, the LifeStar ACT™;
• to enhance our other service and product offerings and our infrastructure; and
• for other corporate purposes such as potential opportunistic acquisitions of, or investments in, complementary products, technologies or companies.
See "Use of Proceeds."
Nasdaq Global Market Symbol	We will be applying to list our common stock on the Nasdaq Global Market under the symbol "LIFE."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.

        The number of shares of common stock that will be outstanding after this offering is based on 9,000,000 shares of common stock outstanding at September 30, 2006, and excludes:

  •
  600,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at a weighted average exercise price of $7.22 per share;

  •
  shares of common stock issuable upon the exercise of options that will be granted immediately upon consummation of this offering, with an exercise price equal to this offering price; and

  •
  additional shares of common stock reserved under our equity incentive plan.

        Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to            shares of common stock to cover overallotments.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table contains our summary of consolidated financial information and other data. The financial information has been derived from our audited and unaudited financial statements as of and for the periods indicated below. You should read this information together with our consolidated financial statements and related notes thereto, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005(1)	2005(1)	2006(1)
				(unaudited)	(unaudited)
	(in thousands, except for share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Services	$37,085	$37,175	$37,546	$27,866	$31,073
Products	9,352	8,149	8,873	6,145	5,860

Total revenues	46,437	45,324	46,419	34,011	36,933

Costs of revenues:
Services	20,382	20,003	19,003	14,370	14,773
Products	7,413	5,658	6,335	4,254	4,118

Total costs of revenues	27,795	25,661	25,338	18,624	18,891

Gross profit	18,642	19,663	21,081	15,387	18,042
Operating expenses:
Sales and marketing	8,323	8,630	9,492	6,983	7,347
General and administrative	10,750	6,731	8,119	6,038	4,948
Impairment of goodwill(2)	1,206	—	—	—	—
Restructuring and other costs	432	—	157	157	2,335

Total operating expenses	20,711	15,361	17,768	13,178	14,630

Operating income (loss)	(2,069)	4,302	3,313	2,209	3,412
Other (income)/expense
Interest income	(9)	(34)	(37)	(26)	(72)
Interest expense(3)	1,774	1,732	1,562	1,195	976
Other (income), net	(35)	(16)	(4)	(4)	(14)

Total other expense	1,730	1,682	1,521	1,165	890

Income (loss) before income taxes	(3,799)	2,620	1,792	1,044	2,522
Income tax expense/(benefit)(4)	5	55	(6,029)	15	1,320

Net income (loss)	$(3,804)	$2,565	$7,821	$1,029	$1,202

Net income/(loss) per common share:
Basic	$(0.42)	$0.29	$0.87	$0.11	$0.13
Diluted(5)	(0.42)	0.29	0.86	0.11	0.13
Weighted average number of common and common equivalent shares outstanding:
Basic	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000
Diluted(5)	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000

	As of Sept 30, 2006(1)
	Actual	Pro forma as adjusted(6)
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,765	$
Working capital(7)	240
Goodwill and intangibles	20,793
Total assets	46,999
Total debt(8)	40,521
Total stockholders' deficit	(2,856)

Other Data (unaudited):

	For the year ended December 31,			For the nine months ended September 30, 2005	For the nine months ended September 30, 2006
	2003	2004	2005
Patient enrollments(9)	239,456	242,827	252,775	187,935	201,767

(1)
On July 1, 2005, we adopted the modified provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment using the modified prospective method. Prior to that adoption, we followed the intrinsic value method in accordance with Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees.

(2)
In the fourth quarter of 2003, we recorded an impairment of goodwill of $1.2 million relating to our Instromedix business. This impairment was identified during our annual impairment test of goodwill and other intangibles and was the result of changes in the Instromedix business and our expectations of the revenues that would be generated from its products and its research and development capabilities.

(3)
Interest expense includes interest charges on loans with our parent companies of $835, $851, $618, $490 and $282, for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

(4)
In the fourth quarter of 2005, we determined that it was more likely than not that the deferred tax assets in our LifeWatch Holding subsidiary would be realized and we released the valuation allowance of $6.0 million on these assets.

(5)
Weighted average number of common and common share equivalents is calculated based upon our equity structure at formation in July 2006, and issuance of shares to our parent companies in October 2006. For the diluted net income (loss) computation, in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, we include the dilutive effect on net income from the impact of the outstanding options from our LifeWatch Holding subsidiary, where the effect is not antidilutive. For the purposes of calculating diluted income (loss) per share, this statement requires us to reduce net income by the amount attributable to the minority shareholders who own stock options in LifeWatch Holding.

(6)
Consolidated balance sheet data, at September 30, 2006, is presented on an actual basis, and pro forma as adjusted, to give effect to (i) the receipt of net proceeds from the sale of            shares of common stock by us in the offering at an assumed initial public offering price of $        per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of approximately $27.6 million of the net proceeds from this offering to repay outstanding debt to our parent companies, and (iii) the recognition of options issued in November and December of 2006 to employees of our parent companies which will be recorded as a dividend to our parent companies.

(7)
Working capital is calculated as current assets less current liabilities.

(8)
Total debt includes the current and long term portions of long-term obligations, the capital note from Card Guard and the revolving line of credit. The current portion of total debt is $6,277 at September 30, 2006. Total debt also includes accrued interest expenses of $2,756 at September 30, 2006.

(9)
The number of patient enrollments represents the number of prescriptions written by physicians for our cardiac monitoring services. A single patient may represent multiple patient enrollments during any period. In particular, patients with pacemakers typically require monitoring services four times a year, depending on the age and type of pacemaker and the age and condition of the patient.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

Our business is dependent upon referrals from physicians; if we fail to maintain relationships and obtain those referrals, our revenues may decrease and our business may be adversely impacted.

        Our ability to provide our services is dependent upon referrals of patients by physicians who practice in the communities served by their medical receiving centers. The loss of a significant number of patient referrals by physicians prescribing our cardiac monitoring services may have an adverse effect on our revenues from cardiac monitoring services, which could have a material adverse effect on our business, financial condition and results of operations.

        Our success in obtaining referrals will be directly influenced by our ability to develop and maintain relationships with physicians and physician groups in a manner consistent with government regulations affecting such relationships. Such relationships are subject to various federal and state anti-fraud and abuse laws that prohibit sales and marketing activities that are routinely accepted in other industries. If we are unable to maintain such relationships and create new relationships in compliance with applicable laws, referrals for our cardiac monitoring services will decline, which may have a material adverse effect on our revenues and our business, financial condition and results of operations.

        In addition, the failure of other service providers who use the products sold by us to maintain and increase their patient referrals may adversely affect such service providers' business, which may cause them to purchase less products from us, which may in turn have a material adverse effect on our revenues and our business, financial condition and results of operations.

We are dependent upon reimbursement by third party payors; the absence or inadequacy of reimbursement from third party payors could cause our revenues to decrease, and adversely impact our financial condition.

        Our services business is highly dependent on reimbursement by third party payors. Such reimbursement may vary based on the particular service or device used in providing our services and is based on the identity of the third party payor. Our ability to maintain our leadership position in the cardiac monitoring market depends on our relationships with private third party payors. Our contracts with private third party payors allow us to receive reimbursement from insurance companies for our monitoring fees. The loss of a significant number of private third party payor contracts may have an adverse effect on the revenues we derive from cardiac monitoring services, which could have a material adverse effect on our business, financial condition and results of operations.

        Over the past few years reimbursement rates from some of our third party payors have declined, in some cases significantly. There can be no assurance that this trend will not continue or apply to more third party payors. In addition, there is no assurance that third party payors' reimbursement will continue to cover our cardiac monitoring services at all, or, if covered, will reimburse them at commercially viable rates. In addition, private third party payors may not reimburse any new services offered by us or reimburse those new services at commercially viable rates. The failure to receive reimbursement at adequate levels for our existing or future services may adversely affect our revenues and our expected growth and our business, financial condition and results of operations.

Reimbursement by government third party payment programs is highly regulated and subject to constant changes; our failure to comply with these regulations, or changes in the rules that result in limited reimbursement, could decrease our revenues and adversely impact our financial condition.

        Approximately 30% of our cardiac monitoring services revenues are currently received by us as reimbursement through Medicare. The Medicare program is administered on a federal level by the U.S. Department of Health and Human Services' Centers for Medicare and Medicaid Services, or CMS, which imposes extensive and detailed requirements on medical services providers, including but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit claims, what qualifications the physicians and certified cardiac technicians must have, and where our services can be provided.

        While we have established policies and procedures that are designed to enable us to operate in compliance with the applicable Medicare rules, there can be no assurance that if reviewed by CMS, other applicable government agencies or the carriers, we will be found to be in compliance with every applicable rule. Failure to comply with applicable governmental payor rules could result in our inability to collect from the government payor, the requirement to return funds already paid to us, civil monetary penalties, criminal penalties and exclusion from the Medicare program.

        Further, future reimbursement to health care providers from Medicare is subject to statutory and regulatory changes, retroactive rate adjustments and administrative rulings, all of which could materially decrease the range of services covered or the reimbursement rates paid for our services in the future. As recently as October 2006, CMS decided to change reimbursement rates, including reducing reimbursement rates for cardiac event monitoring services, our primary source of revenues. Furthermore, some of our private third party payor contracts provide for rates that are linked to rates paid by Medicare. Any limitation or reduction in reimbursement rates for our cardiac monitoring services by such government payors will cause such private third party insurers and may cause other private third party payors to limit or reduce the rates at which they are reimbursing our cardiac monitoring services.

        If our activities are challenged under these rules, if any penalties are imposed or if rule changes result in limitations or reductions in our payment rates, our business, financial condition and results of operations could be adversely affected.

Failure to enroll in and service a significant number of patients with the more sophisticated monitoring devices used in providing our services may adversely affect our growth and our ability to increase our revenues.

        We expect physicians to prescribe a growing number of patients to the LifeStar ACT™, which we expect would result in additional incremental revenues to us when compared to patients prescribed with the traditional devices used in providing our services. If physicians fail to prescribe the LifeStar ACT™ or patients do not use it for any other reason, our ability to increase our revenues shall be adversely affected.

        Specific reimbursement rates for LifeStar ACT™ have not yet been established. While we have received pre-authorization from a number of insurance companies to receive reimbursement rates that are significantly higher than reimbursement rates currently received for our other cardiac event monitoring services, we cannot assure you what the ultimate reimbursement rates will be. The failure to receive a significantly higher rate of reimbursement for monitoring services related to the LifeStar ACT™ may adversely affect our revenues and our expected growth and our business, financial condition and results of operations.

The market in which we participate is competitive and we expect competition to increase in the future, which will make it more difficult for us to sell our services and products and may result in reduced revenues and reduced market share.

        We compete primarily on the basis of technological innovation and quality of our services and products. The market for cardiac monitoring services is competitive and rapidly changing, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our operating results will be harmed. If we fail to effectively differentiate our services and products, we may fail to increase or maintain our market share. In addition, increased competition could result in reduced revenues, reduced profits or the failure of our services to achieve or maintain more widespread market acceptance, any of which could harm our business.

        We currently rely primarily on Card Guard Scientific Survival Ltd., which together with Card Guard Europe B.V. and Card Guard AG, we refer to as Card Guard or our parent companies, for the development of new products, including the products that we use in providing our services. Although we have a right of first offer with respect to the distribution within the United States to health care providers of certain products developed by Card Guard, the right is non-exclusive and Card Guard is under no obligation to develop any such new products. In addition, other than Card Guard's ownership interest in us, Card Guard has limited other assets and resources. Competitors with greater financial, technical and other resources than Card Guard may be able to respond more quickly to new or emerging technologies or devote greater resources to the development of product enhancements or new products.

        In addition, if one or more of our competitors were to merge or partner with another of our competitors, or if companies larger than us enter the market through internal expansion or acquisition of one of these competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. These competitors could have established customer relationships and greater financial, technical, sales, marketing and other resources than we have, and could be able to respond more quickly to new or emerging technologies or devote greater resources to the development, promotion and sale of their services. This competition could harm our ability to sell our services, which may lead to reduced revenues and, ultimately, reduced market share.

We may be unable to successfully expand our services beyond cardiac monitoring services.

        To date, we have focused our business on providing cardiac monitoring services. Any efforts to expand beyond the cardiac monitoring services may not result in significant revenue growth for us. In addition, efforts to expand our services beyond cardiac monitoring services may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our business and operating results or impair our growth.

We could be subject to medical liability or product liability claims which may not be covered by insurance and which could adversely affect our financial condition.

        Generally, health care companies are subject to claims alleging negligence, product liability, breach of warranty or malpractice that may involve large claims and significant defense costs whether or not such liability is imposed. These claims may be brought by individuals seeking relief for themselves, or increasingly, by groups seeking to represent a class. We provide information to health care providers and payors upon which determinations affecting medical care will be made, and claims could be made against us for liabilities resulting from adverse medical consequences to patients. In addition, we could have potential legal liability in the event that the devices used in our business fail to correctly record or transfer patient information or if we improperly respond in communications with patients using our services. Were we to suffer one or more significant claims in the future, or were we required to or elect to undertake certain actions in response to these claims, such as a product recall as a result of alleged product's defects, such claims or actions could have a material adverse effect on our business, financial condition and results of operations.

        We may be party to or target of lawsuits, investigations and proceedings arising out of such claims of medical liability or product liability. Such potential claims may be costly to defend, could consume management resources and could adversely affect our reputation and business.

        There is no guarantee that liability insurance will be available in the future on terms acceptable to us, if at all. Moreover, a successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. The handling of such claims, regardless of their merit or eventual outcome, could have a material adverse effect on our business and reputation.

We are dependent upon Card Guard as the sole supplier of the LifeStar ACT™ and certain other devices we sell and which we use in providing our services.

        Card Guard is the sole supplier of certain of the devices we sell and which we use in providing our services. We expect that the percentage of revenues that these devices generate will increase in the future as a result of the expected increase in the services related to the LifeStar ACT™. We obtain these devices pursuant to the Distribution Agreement and the Exclusive Sales Agreement described under "Certain Relationships and Related Party Transactions." These agreements have initial terms that expire in 2016 but are subject to earlier termination by Card Guard if:

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  we materially breach any of our obligations thereunder, including without limitation our minimum purchase obligations;

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  certain bankruptcy or insolvency related events occur; or

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  we become controlled by a competitor of Card Guard.

        In addition, if we do not purchase minimum quantities of the LifeStar ACT™, we will lose our exclusive rights. Furthermore, although the Distribution Agreement provides that during a portion of its term we will be the exclusive distributor of certain Card Guard products in the United States, it does not obligate Card Guard to provide us with any minimum quantities of such products or specify the prices at which such devices will be supplied other than Card Guard's list price. Accordingly, we cannot assure you that Card Guard will make adequate quantities of such devices available at attractive prices or at all.

        The termination of these agreements or the inability or failure of Card Guard to provide us with adequate quantities of such devices on attractive terms could have a material adverse effect on our business, results of operations and financial condition.

Card Guard owns a controlling interest in our company. The interests of Card Guard may conflict with those of our other stockholders, and other stockholders' voting power may be limited.

        After this offering, Card Guard will indirectly own approximately    % of the outstanding shares of our common stock and will continue to have the ability to direct the election of all members of our board of directors and to exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, or acquisition or disposition of assets, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase or redemption of common stock or preferred stock by us and the payment of dividends by us. Similarly, Card Guard will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of us. Because Card Guard's interests as our controlling stockholder may differ from your interests, actions taken by Card Guard with respect to us may not be favorable to you.

Conflicts of interest may arise between Card Guard and us that could be resolved in a manner unfavorable to us.

        Questions relating to conflicts of interest may arise between Card Guard and us in a number of areas relating to our past and ongoing relationships. After this offering, two of our directors will continue to serve as directors of Card Guard, one of whom owns approximately 7% of the shares of Card Guard AG.

        Areas in which conflicts of interest between Card Guard and us could arise include, but are not limited to, the following:

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  Distribution and licensing agreements.    Card Guard is the sole supplier of some of the devices we sell or that we use in providing our services. We obtain these devices and related intellectual property pursuant to the Distribution Agreement and Exclusive Sales Agreement, the terms of which are not the result of arm's length negotiations. The Distribution Agreement permits Card Guard to change the prices of the devices once a year to reflect changes in material costs. In addition, conflicts could arise in the interpretations of or in any extension or renegotiation of these agreements after this offering. See "Certain Relationships and Related Party Transactions."

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  Cross directorships and stock ownership.    The ownership interests of some of our directors in the common stock of Card Guard AG or service as a director of both Card Guard AG and us could create, or appear to create, conflicts of interest when directors are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of devices supplied to us by Card Guard, (ii) disagreement over the desirability of a potential acquisition opportunity, (iii) employee retention or recruiting or (iv) our dividend policy.

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  Intercompany transactions.    From time to time, Card Guard or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of Card Guard and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our affiliates as may otherwise be obtained in arm's length negotiations.

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  Issuances of capital stock.    After giving effect to this offering Card Guard will indirectly own approximately       % of the outstanding shares of our common stock (      %, if the underwriters' overallotment option is exercised in full). To the extent that Card Guard desires to maintain ownership of a majority of our common stock to enable it to consolidate our results of operations for financial reporting purposes or otherwise, Card Guard may prevent future issuances of our common stock that would dilute their ownership position. This could limit our ability to effect acquisitions, raise capital to meet our liquidity needs, or incentivize employees with our equity incentive plans.

If Card Guard engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

        We and Card Guard are both engaged in the cardiac monitoring business. Although historically we have focused on different geographic areas and Card Guard has not engaged in providing monitoring services in any significant way, there can be no assurance that we will not directly compete in the future. Except for the restrictions imposed by the Distribution Agreement and Exclusive Sales Agreement on Card Guard's right to market certain devices in the United States during the term of the

Distribution Agreement and restrictions on Card Guard selling the LifeStar ACT™ to any person in the United States for a period of five years, Card Guard will have no obligation to refrain from:

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  engaging in the same or similar business activities or lines of business as us, or

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  doing business with any of our clients, customers or vendors.

        In addition, if one of our directors, who also serves as a director of Card Guard, learns of a potential transaction or matter that may be a corporate opportunity for both Card Guard and us, it may be unclear as to whether that officer or director has any duty to communicate or present that corporate opportunity to us or whether he or she would be liable to us or our stockholders for breach of fiduciary duty by reason of Card Guard's actions with respect to that corporate opportunity.

        Our ability to compete with Card Guard outside of the United States is particularly limited. Our Distribution Agreement and Exclusive Sales Agreement with Card Guard limit our rights to use and distribute Card Guard's products to the United States and, with respect to certain products, in Canada and Mexico. In addition, Card Guard currently engages in other businesses using the mark "LifeWatch" in certain jurisdictions outside of the United States.

Enforcement of federal and state laws regarding privacy and security of patient information may adversely affect our business, financial condition or operations.

        The use and disclosure of certain health care information by health care providers and their business associates have come under increasing public scrutiny. Recent federal standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish rules concerning how individually-identifiable health information may be used, disclosed and protected. Historically, state law has governed confidentiality issues and HIPAA preserves these laws to the extent they are more protective of a patient's privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. We must operate our businesses in a manner that complies with all applicable laws, both federal and state, and that does not jeopardize the ability of our customers to comply with all applicable laws. We believe that our operations are consistent with these legal standards. Nevertheless, these laws and regulations present risks for health care providers and their business associates that provide services to patients in multiple states. Because these laws and regulations are recent and few have been interpreted by government regulators or courts, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations, may require us to forgo relationships with customers in certain states and may restrict the territory available to us to expand our business. In addition, even if our interpretations of HIPAA and other federal and state laws and regulations are correct, we could be held liable for unauthorized uses or disclosures of patient information as a result of inadequate systems and controls to protect this information or as a result of the theft of information by unauthorized computer programmers who penetrate our network security. Enforcement of these laws against us could have a material adverse effect on our business, financial condition or operations.

The requirements related to being a public company, including the reporting requirements of the Sarbanes-Oxley Act of 2002, will subject us to increased costs and may strain our resources and distract our management. If we do not comply with these requirements, we may be subject to penalties and investors may lose confidence in us.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Market. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, these requirements and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and internal controls, as well as on our personnel. Accordingly, our management's attention may be diverted from other business concerns. We will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to document and possibly make significant changes to our internal control over financial reporting. We may be required to improve our financial and managerial controls, reporting systems and procedures, to incur significant expenses to make such improvements and to hire additional personnel. We also expect these new rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to obtain the same or similar coverage.

        We may not be able to complete our evaluation, testing and remediation actions required by Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the Securities and Exchange Commission or the Nasdaq Global Market. This type of action could adversely affect our financial results or investors' confidence in our company and our ability to access the capital markets. In addition, the controls and procedures that we implement may not comply with all of the relevant rules and regulations of the Securities and Exchange Commission and the Nasdaq Global Market. If we fail to develop and maintain adequate controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner, which could cause a decline in our stock price and adversely affect our ability to raise capital.

We have identified a material weakness and other significant deficiencies in the internal controls over financial reporting that require remediation. If we fail to remediate the material weakness or significant deficiencies, we could be unable to provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition.

        We have identified a material weakness and other significant deficiencies in our internal controls over financial reporting that require remediation. A material weakness, as defined under standards of the Public Company Accounting Oversight Board (United States), is a significant deficiency or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        At December 31, 2005, we did not have a sufficient complement of personnel with appropriate levels of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements and the complexity of our operations and transactions. This deficiency constitutes a material weakness and could result in a misstatement of any or all accounts and disclosures which would result in material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. In addition, we have identified certain other significant deficiencies in our internal controls over financial reporting at December 31, 2005, including a lack of proper supervision and segregation of duties, a lack of general information technology computing controls and deficiencies in the internal controls over financial reporting at Instromedix related to accounts payable cut off, inventory costing, calculation of warranty reserves and accounting for leases.

        Although we are taking steps to address these deficiencies, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition.

We may in the future become subject to intellectual property rights claims, which could harm our business and operating results.

        The information technology industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. If a third party asserts that the technology used in our business violates that third-party's proprietary rights, or if a court holds that such technology violates the third-party's proprietary rights, we may be required to re-engineer such technology in an effort to avoid infringement (which may not be feasible), obtain licenses from third parties to continue using the technology without substantial re-engineering (which may not be available at reasonable cost or at all), or remove the infringing functionality or feature (which may adversely impact sales of our relevant products). In addition, we may incur substantial costs defending against any such claim, even if we are successful. If our business is found to violate a third-party's intellectual property rights, we may be subject to damage awards (potentially including treble damages) or an injunction against the provision of our services or sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the provision of our services or sale of some of our products, increase the costs of providing our services or selling some of our products, or cause damage to our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the provision of our services or manufacture and sale of some or all of our products, could have a material adverse effect on our results of operations and ability to compete.

        In particular, the name "LifeWatch" is used by numerous other companies, some of which provide services or products that might be considered similar to the services we provide or the products we sell, including Card Guard in certain jurisdictions outside of the United States. Should it be determined that a third party has superior rights in the trademark "LifeWatch", we may be restricted or prohibited from using the name "LifeWatch" in that territory with respect to any of our existing or future services or products. In such a scenario, we may be required to pay damages to such third party as well as any related attorneys' fees and costs.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

        Our success depends largely upon the continued services of our executive officers, particularly our Chief Executive Officer, Frederick J. Mindermann, our Chief Financial Officer, Francis J. Leonard, and our Chief Operating Officer, Roger K. Richardson. The loss of these executive officers could have a material adverse effect on our business, financial condition, results of operations and the trading price of our common stock. In addition, the search for replacements could be time consuming and could distract our management team from the day-to-day operations of its business.

Interruptions or delays in telecommunications systems or in network or related services could impair the delivery of our services and harm our business.

        The success of our services and devices is dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing and communication capabilities. As we expand our commercial activities, an increased burden will be placed upon our telecommunications and data processing systems and the equipment upon which they rely. Interruptions of telephone service for any extended length of time, loss of stored data or other computer problems could have a material adverse effect on our business, financial condition and results of operations. Any interruption in the availability of the network connections would reduce revenues and profits. Frequent or persistent interruptions in our services could cause permanent harm to our reputation and could cause current or potential users of our services to believe that our systems are unreliable, leading them to switch to our competitors. Such interruptions could result in liability, claims and litigation against us for damages or injuries resulting from the disruption in service.

        Although our systems have been designed around industry-standard information technology platforms to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, break-ins, sabotage, and acts of vandalism. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in these services. We do not carry business interruption insurance to protect against losses that may result from interruptions in service as a result of system failures.

        Moreover, the communications and information technology industries are subject to rapid and significant changes, and our ability to operate and compete is dependent in significant part on our ability to update and enhance the communication technologies used in our telemedicine systems and services.

Any failure to protect our intellectual property rights, or any failure of Card Guard to protect its intellectual property rights, could materially and adversely affect our business and financial condition.

        Our success will depend in part on our ability to protect our intellectual property rights and the ability of Card Guard to protect its intellectual property rights, upon which we are dependent. We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses, employee and third-party nondisclosure agreements and other protective measures to protect our intellectual property rights. In particular, Card Guard has recently made an application for a patent for certain aspects of the LifeStar ACT.™ However, these protections may not be adequate to prevent our competitors from copying or reverse-engineering our devices and technologies. In addition, we or Card Guard may fail to receive any patent for which we have applied, any patent owned by us or issued to us or any patent owned by or issued to Card Guard with respect to which we have any rights could be challenged, invalidated, unenforceable, circumvented, or rights granted thereunder may not provide a competitive advantage to us. Our competitors may independently develop technologies that are substantially similar or superior to our technologies. To protect our trade secrets and other proprietary information, we generally require our employees, consultants, contractors and outside collaborators to enter into written nondisclosure agreements. These agreements may not provide meaningful protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. If we are unable to protect our intellectual property rights or Card Guard is unable to protect its intellectual property rights, upon which we are dependent, our business and financial condition could suffer materially.

If we acquire any companies or technologies in the future, they could prove difficult to integrate and may disrupt our business, dilute stockholder value and adversely affect our operating results.

        As part of our strategy going forward, we intend to opportunistically pursue strategic acquisitions that are complementary to our business or offer us other strategic benefits. Acquisitions in which we may engage involve numerous risks, including difficulties in integrating operations, technologies, services and personnel, diversion of financial and management resources from existing operations, risk of entering new markets, potential write-offs of acquired assets, potential loss of key employees, and inability to generate sufficient revenues to offset acquisition costs. We may experience these difficulties as we integrate the operations of future companies we acquire into our operations.

        Further, consumer satisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. Our management has limited experience in completing acquisitions and integrating acquired businesses with existing operations. Additionally, potential disputes with the seller of an acquired or invested business or its employees, suppliers or customers and amortization expenses related to goodwill and other intangible assets could adversely affect our business, operating results and financial condition. If we fail to properly evaluate and execute acquisitions, our business and prospects may be harmed.

Our market is subject to rapid technological change and our ability to cope with such change could require extensive resources.

        The market for telemedicine products and services is characterized by rapid technological change, medical advances, changing consumer requirements, short device lifecycles and evolving industry standards. Any one of these factors could reduce the demand for our services and devices or require substantial resources and expenditures for research, design and development to avoid technological or market obsolescence. Our success will depend on our ability to enhance our current telemedicine services and systems and develop or acquire and market new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. A failure by us to adequately develop or acquire device enhancements or new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition and results of operations. We might have insufficient financial resources to improve existing devices, advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our present services or devices becoming non-competitive or obsolete, which may decrease our revenues and profits and adversely affect our business and results of operations.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration, or FDA, approvals, our business would be harmed.

        The cardiac monitoring devices and related products manufactured by or on behalf of Instromedix are classified as medical devices and are subject to extensive regulation by the FDA. Further, we maintain establishment registration with the FDA as a distributor of medical devices. FDA regulations govern manufacturing, labeling, promotion, distribution, importing, exporting, shipping and sale of these devices.

        All of the devices that we currently market and which we use to provide our services maintain FDA 510(k) approval from the FDA. Minor modifications to these devices do not require additional 510(k) approvals, but modifications that could significantly affect the safety or effectiveness of a device, or that could constitute a significant change in the intended use of a device would require a new approval from the FDA. If we make minor changes to the devices we use, the FDA may determine that such changes were more significant than we anticipated, and may determine that we require FDA approval for such modifications. We may not be able to obtain such approvals from the FDA or obtain such approvals in a timely fashion.

        We are subject to continuing regulation by the FDA, including quality regulations applicable to the manufacture of our devices and various reporting regulations and regulations that govern the promotion and advertising of medical devices. We believe that we currently comply with such applicable FDA regulations and that our policies and procedures are designed to ensure continuing compliance. However, there can be no guarantee that upon close inspection, the FDA would not object to certain of our activities.

        Any new devices that we introduce in the United States market would need either 510(k) clearance or the lengthier premarket approval from the FDA, unless there is an applicable exemption. These approval processes can be expensive and time-consuming, and there can be no guarantee that we obtain such clearance or approvals from the FDA for any new devices.

        Depending upon the severity of our failure to comply with any applicable FDA regulations, we could be subject to enforcement actions by the FDA, including but not limited to: warning letters, fines, injunctions, consent decrees, civil monetary penalties, recalls or seizures of our devices, manufacturing restrictions, closure of our manufacturing plants, modifications or revocations of any 510(k) approvals that we already have, and/or criminal prosecution. If the FDA imposed any such sanctions against us, such sanctions could harm our reputation, and depending upon the severity, could have significant adverse impact upon our ability to provide our services and on our financial condition.

Enforcement of state and federal anti-fraud and abuse laws may adversely affect our business, financial condition or operations.

        Various federal and state laws govern financial arrangements among health care providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid or other federal health care program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal health care programs. Similarly, many state laws prohibit the same activities to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state health care programs. These laws significantly impact and regulate the nature of our arrangement with referring physicians.

        We believe that we are operating in compliance with applicable laws and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations. The U.S. federal and state self-referral and anti-fraud and abuse laws and regulations are broadly written, and the possibility exists that our current or future operations may be deemed to violate the federal or state anti-fraud and abuse or self-referral prohibitions.

        Possible sanctions against us for violation of the federal anti-kickback law include civil monetary penalties, forfeiture of amounts collected in violation of such prohibitions, exclusion from Medicare and Medicaid programs, criminal penalties, and risk of liability under the federal False Claims Act (see discussion below), the violation of which could result in additional fines, plus penalties in the amount of three times the amount of damages sustained by the government. Imposition of penalties by some government payors, such as Medicare or Medicaid, may often lead to investigations by other payors and further adverse consequences to us. Although we believe that we are in compliance with anti-fraud and abuse laws and regulations, there can be no assurance that federal or state regulatory authorities will not challenge our past, current or future activities under these laws. If our activities are challenged under these laws, or if any such penalties are imposed, our business, financial condition and operations would be adversely affected.

It is possible that a lawsuit could be brought against us under the federal False Claims Act or state false claims laws, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and operations.

        The federal False Claims Act provides, in part, that the federal government may file a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. Accordingly, any claims for Medicare or Medicaid reimbursement that are determined to not comply with applicable reimbursement rules could be characterized as a false claim. Further, the government has taken the position that claims presented in violation of the federal anti-kickback law may be considered a violation of the False Claims Act.

        The False Claims Act further provides that a lawsuit brought under that act may be initiated by a private citizen acting as a whistleblower, and known as the relator. The relator receives between 15%

and 30% of the proceeds of the action or settlement of the claim. Actions brought under the False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the court. Therefore, it is possible that lawsuits have been filed against us of which we are unaware. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of the defendant.

        Further, the federal Deficit Reduction Act, signed in 2006, provides financial incentives for states to enact false claims laws, and therefore many states which do not currently have such laws may enact them in the near future. We believe that we are operating in compliance with the Medicare and Medicaid rules and regulations and applicable anti-fraud and abuse laws, and thus, the False Claims Act. However, if we were found to have violated certain rules and regulations and, as a result, submitted or caused physicians to submit allegedly false claims, any sanctions imposed under the federal False Claims Act or any similar state laws could result in substantial fines and penalties or exclusion from participation in federal and state health care programs, all of which could have a material adverse effect on our business, financial condition and operations.

If our arrangements with physicians are found to violate state licensure laws or other state laws prohibiting the corporate practice of medicine or fee splitting, our business, financial condition and our ability to operate in those states could be adversely impacted.

        The practice of medicine and the provision of health care services, including the practice of cardiology, cardiac monitoring and telemedicine, are subject to state licensure laws, regulations and approvals. Physicians who provide professional medical services to a patient via a telemedicine system must, in some states and under specified circumstances, hold a valid license to practice medicine in the state in which the patient is located. In some states, companies which provide diagnostic medical services must be licensed under state law. Further, the laws of many states prohibit business entities from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion.

        In Florida, Pennsylvania and Illinois, we operate independent diagnostic testing facilities, or IDTFs, which are independent of a physician's office and provide medical testing services reimbursable by Medicare. We enter into agreements with physicians pursuant to which the physicians render professional medical services. We structure relationships with physicians and with the IDTFs in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting in those states in which we operate. Further, we believe that whenever we engage the physicians to provide monitoring services, the physicians are licensed to practice medicine in those states where they need to be licensed. Additionally, we believe that the IDTFs do not need to hold any state licensure in Florida, Pennsylvania or Illinois. While we have not received notification from any state regulatory or similar authorities asserting that we have violated any state facility licensure law, that the physicians have violated any state medical practice laws, that we are engaged in the corporate practice of medicine, or that the payment of service fees to us constitutes fee splitting, if any of such claims were made and were successful, we could be subject to penalties, the physicians could be subject to civil and criminal penalties and/or we could be required to restructure or terminate the applicable contractual arrangements. A determination that these arrangements violate state statutes or our inability to successfully restructure relationships with physicians to comply with these statutes could force us to stop servicing certain states, which would have a materially adverse effect on our business, financial condition and operations.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenues and operating results.

        Health care laws and regulations change frequently and may change significantly in the future. We monitor legal and regulatory developments and we modify our operations from time to time as the regulatory environment changes. However, we may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current nor anticipated business operations have been scrutinized or assessed by judicial or regulatory agencies. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenues and operating results, or that the health care regulatory environment will not change in a way that restricts our operations.

Changes in the health care industry or tort reform could reduce the number of cardiac monitoring services ordered by physicians, which could result in a decline in the demand for our services, pricing pressure and decreased revenues.

        Changes in the health care industry directed at controlling health care costs and perceived over-utilization of medical monitoring services could reduce the volume of monitoring services ordered. If more health care cost controls are broadly instituted throughout the health care industry, the volume of cardiac monitoring services could decrease, resulting in pricing pressure and declining demand for our services, which could harm our operating results. In addition, it has been alleged that some physicians order medical monitoring services even when the services may have limited clinical utility in large part to establish a record for defense in the event of a claim of medical malpractice against the physician. Changes in laws affecting medical malpractice cases, known as tort reform, could reduce the number of cardiac monitoring services ordered for this purpose and therefore reduce the total number of monitoring services performed each year, which could harm our operating results.

Our operating results may be subject to seasonal fluctuation, which makes our results difficult to predict and could cause our performance to fall short of quarterly expectations.

        During the summer we have historically experienced relatively lower revenues than those experienced during the rest of the year. We may continue to experience this or other seasonality in the future. These seasonal factors may lead to unpredictable variations in our quarterly operating results and cause the trading price of our common stock to decline.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

        Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

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  authorize the issuance of "blank check" preferred stock that could be issued to increase the number of outstanding shares and to discourage a takeover attempt;

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  provide that directors may only be removed "for cause"; and

  •
  provide that the board of directors is expressly authorized to make, alter or repeal our bylaws.

        In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

Our dependence on a limited number of suppliers may prevent us from delivering an acceptable product on a timely basis.

        We currently rely on a limited number of suppliers for some of the devices we use in our business. If these suppliers became unable to provide devices in the volumes needed or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply. The process of qualifying suppliers is a lengthy process. Delays or interruptions in the supply of our requirements could limit or stop our ability to provide sufficient quantities of devices, on a timely basis, for us to supply all of our services, and could limit or stop commercial sales, which could have a material adverse effect on our business and financial condition.

Shares issuable upon the exercise of options could dilute stock holdings and adversely affect our earnings and our stock price.

        We have issued options to acquire common stock to our employees and certain other persons at various prices, some of which are, or may in the future have, exercise prices at or below the market price of our stock. As of the date of this offering, we have outstanding options to purchase a total of 600,000 shares of our common stock. We also intend to issue                        options to acquire                        shares of our common stock to our employees, directors and certain other persons immediately after the consummation of this offering. If exercised, these options will cause immediate and possibly substantial dilution to our stockholders.

        Our 2006 Stock Incentive Plan has an aggregate of                        shares remaining for issuance as of the date hereof. Future options issued under our 2006 Stock Incentive Plan may have further dilutive effects.

        Issuance of shares pursuant to the exercise of options, could lead to subsequent sales of such shares in the public market which could depress the market price of our stock by creating an excess supply of shares for sale. Issuance of these shares and sale of these shares in the public market could also impair our ability to raise capital by selling equity securities.

        In addition, as the options granted in December 2006 are contingent upon the consummation of the offering but commence vesting on the date they were granted, the results of the first quarter after the offering will reflect a catch-up of stock-based compensation expense for all vesting completed through the effective date of this offering (and not only for that quarter).

Risks Related to this Offering

The trading price of our common stock may be volatile, and you might not be able to sell your shares at or above the initial public offering price.

        The trading prices of many newly publicly-traded companies are highly volatile, particularly companies such as ours that have limited operating histories. Accordingly, the trading price of our common stock may be subject to wide fluctuations. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

  •
  variations in our operating results;

  •
  announcements of new services, strategic alliances or significant agreements by us or by our competitors;

  •
  recruitment or departure of key personnel;

  •
  changes in the estimates of our operating results or changes in recommendations by any securities analysts that follow our common stock; and

  •
  market conditions in our industry, the industries of our customers and the economy as a whole.

        In addition, if the market for health care stocks or health care services or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Failure to comply with the Nasdaq Global Market's requirements regarding the composition of our board of directors and audit committee could result in the delisting of our common stock from the Nasdaq Global Market and adversely affect the market for our common stock.

        In order for our common stock to continue to be listed on the Nasdaq Global Market, we must comply with listing standards regarding the independence of our board of directors and members of our audit committee. In particular, the Nasdaq Global Market's rules require that a majority of our directors and all of the members of our audit committee be "independent," as defined under the Nasdaq Global Market's rules, by no later than the first anniversary following the completion of this offering. We do not currently meet these requirements.

        If we are unable to change the composition of our board of directors and our board committees to comply with these requirements, our common stock may be delisted from the Nasdaq Global Market and the liquidity and trading price of common stock may be adversely affected.

Future sales of shares by existing stockholders could cause our stock price to decline.

        After our initial public offering, our parent companies will be our principal stockholders and will hold over 50% of our common stock. After this offering, Card Guard may sell all or part of the shares of our common stock that it owns or distribute those shares to its stockholders, including pursuant to demand registration rights described herein. Card Guard is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except for the contractual lock-up agreements with the underwriters described in this prospectus. If Card Guard sells, or indicates an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up agreements (which may be extended by up to 34 days under certain conditions) and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of                        , 2006, upon completion of this offering, we will have outstanding                         shares of common stock. Of these shares, only the                        shares of common stock sold in this offering will be freely tradable, without restriction, in the public market as of the date of this offering. The underwriters may permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

        After the lock-up agreements pertaining to this offering expire, up to an additional                        shares will be immediately eligible for sale in the public market,                         of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, the 600,000 shares that are subject to options outstanding as of the date of this offering under our equity incentive plan, the                         issuable upon the exercise of options that will be granted immediately upon consummation of the offering and the additional            shares of common stock reserved under our equity incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

        Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment, and may not be able to yield a significant return, if any, on any investment of these net proceeds, in which case you will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

        The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on an assumed offering price of $            per share, investors who purchase shares will contribute approximately    % of the total amount of equity capital raised by us through the date of the offering, but will only own approximately    % of the outstanding share capital and approximately    % of the voting rights. If outstanding options to purchase our common stock are exercised, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

        You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor the sale of our common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

        Information contained in this prospectus concerning our industry and the historic growth rate of the markets in which we participate is based on industry publications, surveys and forecasts generated by Frost & Sullivan and other sources. Such industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $                         million from our sale of the                        shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $                  , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use approximately $27.6 million of the net proceeds from this offering to repay outstanding debt to our parent companies ($4.9 million of which bears interest at rates between 3.25% and 8.5% and matures between 2006 and December 2011, and $22.7 million of which does not bear interest, and has no fixed maturity date), approximately $10 to $15 million to support operations, including to launch and market Card Guard's newest cardiac event monitoring device that will be used in our business, LifeStar ACT™ and to enhance our other device offerings and our infrastructure (including $5 million in purchases of cardiac monitoring devices including the LifeStar ACT™ and capital expenditures that will be incurred in connection with the relocation of our San Diego, California and Buffalo Grove, Illinois operations to our new facilities in Rosemont, Illinois, which we currently expect to be approximately $2.7 million and will include expenditures relating to infrastructure in our new facilities), and the balance for general corporate purposes, including potential opportunistic acquisitions of, or investments in, complementary products, technologies or companies. We have no current agreements or commitments with respect to any material future acquisitions or material investments.

        Additional purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets and to obtain additional capital. Except as set forth above, we currently have no specific plans for the use of the net proceeds of this offering and we anticipate that we will use any remaining balance of the net proceeds received by us from this offering for general corporate purposes, including further development and expansion of our service offerings. The amounts and timing of our actual expenditures may vary significantly depending upon numerous factors, including the timing and method of our launch of and commercialization efforts relating to the LifeStar ACT™, and our operating costs and capital expenditures. We will retain broad discretion in the allocation of the net proceeds of this offering, and we reserve the right to change the specific allocation of use of these proceeds. Pending such uses, we plan to invest the remaining portion of the net proceeds in highly liquid, investment grade securities. We cannot predict whether the proceeds invested will yield favorable returns. We believe that our available cash and our cash flows from operations, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next twelve months.

DIVIDEND POLICY

        Other than the deemed dividend described below, we have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

        We granted stock options in November and December of 2006 to certain directors and officers of our parent companies that are not our employees. The value of options awarded to employees of our parent companies are generally recorded in our historical financial statements as a dividend to our parent companies at the time the options are issued.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2006, as follows:

  •
  on an actual basis; and

  •
  pro forma as adjusted to give effect to (i) the receipt of net proceeds from the sale of shares of common stock by us in the offering at an assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of approximately $27.6 million of the net proceeds from this offering to repay outstanding debt to our parent companies and (iii) the recognition of options issued in November and December of 2006 to employees of our parent companies, which will be recorded as a dividend to our parent companies.

        You should read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	Pro Forma As Adjusted
	(In thousands, except share data)
	(unaudited)	(unaudited)
Cash and cash equivalents	$6,765	$

Revolving line of credit	$2,616	$
Current maturities of long-term obligations	3,661
Long-term borrowings:
Long-term obligations, less current portion
Bank note	4,333
Capital lease obligations	2,069
Other commercial borrowings	274
Notes payable from our parent companies	4,885
Capital note from our parent companies	22,683

Total long-term borrowings, less current portion	34,244
Stockholders' equity (deficit):
Common stock, $0.01 par value, 20,000,000 shares authorized, 9,000,000 shares issued and outstanding at September 30, 2006 and issued and outstanding on an as adjusted basis	90
Additional paid-in-capital	34,967
Accumulated deficit	(37,913)

Total stockholders' equity (deficit)	(2,856)

Total capitalization	$37,665	$

        The table above does not take into account the following shares:

  •
  600,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering at a weighted average exercise price of $7.22;

  •
  shares of common stock issuable upon the exercise of options that will be granted immediately upon consummation of this offering with an exercise price equal to this offering price; and

  •
  an additional             shares of common stock reserved under our equity incentive plan.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering.

        Our net tangible book value (deficit) as of September 30, 2006 was approximately ($23.6) million, or ($2.63) per share of our common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding before giving effect to this offering.

        After giving effect to the sale by us of             shares of common stock in this offering at the assumed initial public offering price of $            per share after deducting estimated underwriting discounts and estimated offering expenses payable by us and the recognition of options issued in November and December of 2006 to employees of our parent companies, which will be recorded as a dividend to our parent companies, our pro forma as adjusted net tangible book value at September 30, 2006 would have been $     million, or $     per share of our common stock. This represents an immediate increase in net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock			$
Net tangible book value (deficit) per share of common stock at September 30, 2006		$(2.63)
Increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

        If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value will increase to $         per share, representing an increase to existing holders of $         per share, and there will be an immediate dilution of $         per share to new investors.

        The following table sets forth, on an as adjusted basis as of September 30, 2006, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, at an assumed initial public offering price of $                      per share, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing stockholders	9,000,000%			$		%	$
New investors							$

Total			%			%

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their overallotment option in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding after this offering.

        To the extent outstanding options are exercised, new investors will experience further dilution.

        The number of shares purchased is based on 9,000,000 shares of common stock outstanding as of September 30, 2006. The discussion and table above exclude the following shares:

  •
  600,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at a weighted average exercise price of $7.22;

  •
  shares of common stock issuable upon the exercise of options that will be granted immediately upon consummation of this offering, with an exercise price equal to this offering price; and

  •
  an additional             shares of common stock reserved under our equity incentive plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        The consolidated statements of operations and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2004 and 2005, were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations and cash flow data for the nine months ended September 30, 2005 and 2006, and the consolidated balance sheet as of September 30, 2006 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2003 was derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations and cash flow data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data as of December 31, 2001 and 2002 were derived from our unaudited consolidated financial statements not included in this prospectus.

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In addition, the unaudited consolidated financial statements were, in the opinion of management, prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all the adjustments necessary for the fair statement of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005(1)	2005(1)	2006(1)
	(in thousands, except for share and per share data)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Services	$40,202	$35,665	$37,085	$37,175	$37,546	$27,866	$31,073
Products	11,830	11,629	9,352	8,149	8,873	6,145	5,860

Total revenues	52,032	47,294	46,437	45,324	46,419	34,011	36,933

Costs of revenues:
Services	21,536	21,137	20,382	20,003	19,003	14,370	14,773
Products	10,737	8,938	7,413	5,658	6,335	4,254	4,118

Total costs of revenues	32,273	30,075	27,795	25,661	25,338	18,624	18,891
Gross profit	19,759	17,219	18,642	19,663	21,081	15,387	18,042
Operating expenses:
Sales and marketing	12,874	10,358	8,323	8,630	9,492	6,983	7,347
General and administrative	16,298	16,437	10,750	6,731	8,119	6,038	4,948
Impairment of goodwill(2)	—	11,898	1,206	—	—	—	—
Restructuring and other costs	—	1,699	432	—	157	157	2,335

Total operating expenses	29,172	40,392	20,711	15,361	17,768	13,178	14,630

Operating income (loss)	(9,413)	(23,173)	(2,069)	4,302	3,313	2,209	3,412
Other (income)/expense
Interest income	(146)	(31)	(9)	(34)	(37)	(26)	(72)
Interest expense(3)	4,520	2,848	1,774	1,732	1,562	1,195	976
Other (income)/expense, net	(8)	(17)	(35)	(16)	(4)	(4)	(14)

Total other (income)/expense	4,366	2,800	1,730	1,682	1,521	1,165	890

Income (loss) before income taxes	(13,779)	(25,973)	(3,799)	2,620	1,792	1,044	2,522
Income tax expense/(benefit)(4)	1	26	5	55	(6,029)	15	1,320

Net income (loss)	$(13,780)	$(25,999)	$(3,804)	$2,565	$7,821	$1,029	$1,202

Net income/(loss) per common share:
Basic	$(1.53)	$(2.89)	$(0.42)	$0.29	$0.87	$0.11	$0.13
Diluted(5)	(1.53)	(2.89)	(0.42)	0.29	0.86	0.11	0.13
Weighted average number of common and common equivalent shares outstanding:
Basic	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000
Diluted(5)	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000

	As of December 31,					As of September 30,
	2001	2002	2003	2004	2005(1)	2006(1)
	(unaudited)	(unaudited)	(in thousands)			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,461	$607	$801	$2,425	$6,005	$6,765
Working capital(6)	10,257	2,094	3,508	2,900	1,575	240
Goodwill and intangibles	38,960	25,878	23,533	22,423	21,491	20,793
Total assets	83,501	59,532	48,149	41,396	46,648	46,999
Total debt(7)	79,389	78,455	57,770	49,753	44,619	40,521
Total stockholders' deficit	(6,125)	(31,942)	(16,115)	(13,257)	(4,537)	(2,856)

Other Data (unaudited):

	For the year ended December 31,			For the nine months ended September 30, 2005	For the nine months ended September 30, 2006
	2003	2004	2005
Patient enrollments(8)	239,456	242,827	252,775	187,935	201,767

(1)
On July 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment using the modified prospective method. Prior to that adoption, we followed the intrinsic value method in accordance with Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees.

(2)
In the fourth quarter of 2003, we recorded an impairment of goodwill of $1.2 million relating to our Instromedix business. This impairment was identified during our annual impairment test of goodwill and other intangibles and was the result of changes in the Instromedix business and our expectations of the revenues that would be generated from its products and its research and development capabilities.

(3)
Interest expense includes interest charges on loans with our parent companies of $1,237, $1,438, $835, $851, $618, $490 and $282, for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, respectively

(4)
In the fourth quarter of 2005, we determined that it was more likely than not that the deferred tax assets in our LifeWatch Holding subsidiary would be realized and we released the valuation allowance of $6.0 million, on these assets.

(5)
Weighted average number of common and common share equivalents is calculated based upon our equity structure upon formation in July 2006 and issuance of shares to our parent companies in October 2006. For the diluted net income (loss) computation, in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, we include the dilutive effect on the net income from the impact of the outstanding options from our LifeWatch Holding subsidiary where the effect is not antidilutive. For the purposes of calculating diluted income per share, this statement requires us to reduce net income by the amount attributable to the minority shareholders who own stock options in LifeWatch Holding.

(6)
Working capital is calculated as currents assets less current liabilities.

(7)
Total debt includes the current and long term portions of long-term borrowings, the capital note from Card Guard and the revolving line of credit. The current portion of total debt is $8,968, $7,046, $7,896, $4,376, $6,722 and $6,277, at December 31, 2001, 2002, 2003, 2004 and 2005, and September 30, 2006, respectively. Total debt also includes accrued interest expense of $1,653, $2,206, $2,989, $3,479, $3,128, and $2,756, at December 31, 2001, 2002, 2003, 2004, and 2005 and September 30, 2006, respectively.

(8)
The number of patient enrollments represents the number of prescriptions written by physicians for our cardiac monitoring services. A single patient may represent multiple patient enrollments during any period. In particular, patients with pacemakers typically require monitoring services four times a year depending on the age and type of pacemaker and the age and condition of the patient.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of financial condition and results of operations in conjunction with the "Selected Consolidated Financial Information" and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus. All numbers provided are rounded down or up, as applicable, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

OVERVIEW

        We believe that we are the leading independent provider of cardiac event monitoring services and the leading manufacturer and distributor of cardiac event monitoring devices in the United States. We operate our business through two business segments, our services segment and our products segment.

        The business of our two subsidiaries, LifeWatch Holding Corporation, or LifeWatch Holdings, a U.S. based cardiac monitoring services provider, and Card Guard Technologies, Inc., or Instromedix, a U.S. based manufacturer of cardiac monitoring products, were acquired by our parent companies in two separate transactions in January and August 2000, respectively. In February 2001 we acquired the business of our largest competitor in the services business, Quality Diagnostic Services, Inc. Prior to October 2006, all of the outstanding shares of LifeWatch Holding (other than options to employees representing the right to purchase up to approximately 2% of such shares) and Instromedix were held by Card Guard Scientific Survival Ltd., a corporation organized under the laws of the State of Israel, and Card Guard Europe B.V., a corporation organized under the laws of the Netherlands, both wholly owned subsidiaries of Card Guard AG, a corporation organized under the laws of Switzerland and publicly traded on the SWX Swiss Exchange. In July 2006 we formed our company, and in October 2006 we changed our name from Card Guard America Inc. to LifeWatch Corp. and our parent companies contributed the shares of LifeWatch Holding and Instromedix to us in exchange for 9,000,000 of our common shares.

        Our current services are used by physicians to monitor electrocardiographic data, or cardiac events, for patients who are suspected of having heart rhythm disorders, or cardiac arrhythmias, that often precede serious complications associated with cardiovascular disease or other conditions. We also provide pacemaker monitoring services used by physicians and other health care providers to validate the proper performance of pacemakers. We have also started to expand our monitoring services in the clinical research area where we assist companies with the monitoring of patients in the sales of clinical trials that are related to product development.

        We sell and distribute advanced monitoring devices, primarily cardiac event monitors, which are owned and assembled by us or purchased from our parent companies or third parties. These monitoring devices are used to provide our monitoring services as well as similar monitoring services provided by our competitors.

FINANCIAL OPERATION OVERVIEW

Revenues

  Services segment

        We generate revenues from sales of our cardiac monitoring services which consist of event, holter, and pacemaker monitoring services. Our services revenues are dependent on the level of patient enrollments and the rates reimbursed to us for providing our monitoring services by government and private third party payors. The major drivers for the level of patient enrollments are the number of physicians who prescribe our services to their patients, the number and scope of contracts and arrangements we have with private third party payors and the number of people covered under such contracts and arrangements. The major drivers of the rates reimbursed to us are the types of services provided and the rates negotiated for such services with each of the private third party payors. Approximately 30% of our service segment revenues are received from Medicare based on rates set by CMS. A portion of the private third party payors have linked their reimbursement rates to those set by CMS. The remainder of reimbursement rates are a result of negotiations between us and our private third party payors. Approximately one third of our revenues result from private third party payors that have not entered into contracts with us and where our reimbursement rates are negotiated on a case by case basis.

        The following table sets forth the revenues that we generated from our monitoring services for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006.

				Nine Months Ended September 30,
	Year Ended December 31,
Revenues from Services
	2003	2004	2005	2005	2006
	(in millions)
Event Services	$30.1	$29.6	$30.3	$22.4	$25.1
Holter Services	4.4	4.8	4.6	3.5	3.9
Pacemaker Services	2.4	2.5	2.5	1.9	2.0
Other	0.2	0.3	0.1	0.1	0.1

Total	$37.1	$37.2	$37.5	$27.9	$31.1

        CMS reimbursement rates are based on the location of the monitoring facility and not on the location of the patient. The following table sets forth the CMS reimbursement rates per patient for the area in which our Buffalo Grove monitoring facility is located for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006 where we perform the substantial majority of our monitoring services. We are in the process of moving our monitoring facilities to Rosemont, Illinois where the CMS reimbursement rates for our monitoring services are slightly higher.

				Nine Months Ended September 30,
	Year Ended December 31,
CMS Reimbursement Rate (per enrollment)
	2003	2004	2005	2005	2006
Event Services	$245	$253	$260	$260	$266
Holter Services	92	95	98	95	101
Pacemaker Services	31	32	33	33	34

  Products segment

        We generate revenues from the sale of event recording devices that we either purchase from our parent companies or a third party, or that we assemble ourselves. Our products revenues are dependent on sales to other IDTFs, physicians and hospitals who use the devices we sell to provide their own cardiac monitoring services.

        The following table sets forth the revenues that we generated from sales of products for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006.

				Nine Months Ended September 30,
	Year Ended December 31,
Revenues from Products
	2003	2004	2005	2005	2006
	(in millions)
Products	$9.4	$8.1	$8.9	$6.2	$5.9

Gross Profit

  Services segment

        Gross profit in our services segment consists of revenues less the cost of staffing, distribution, depreciation of monitoring devices and operation of our monitoring centers.

  Products segment

        Gross profit in our products segment consists of revenues less the costs of the products we purchase from our parent companies or third parties and the costs of raw materials, labor and overhead utilized in assembling our own products.

Operating expenses

  Sales and marketing

        Our sales and marketing expenses have historically consisted primarily of salaries, commissions and other employee expenses related to our sales and marketing team and promotional and public relations expenses.

  General and administrative

        Our general and administrative expenses consist primarily of compensation and benefits, accounting, legal and other general corporate expenses including bad debt expenses.

Outlook

  Revenue Trends

        Our new management team has recently implemented a series of growth initiatives including launching new services and products, growing the number of referring physicians, private third party payor contracts and the people covered under such contracts, increasing our sales force, focusing our marketing efforts, diversifying our product offerings to include wireless ambulatory vital signs monitoring and expanding our cardiac monitoring service offerings for clinical research. If we are successful in executing our strategies, we believe that the foregoing initiatives, together with projected market expansion, will drive the growth of our business.

        We believe a major driver of revenue growth will be our services relating to Card Guard's LifeStar ACT™. We believe that these services will achieve significantly higher reimbursement rates for patients who use the LifeStar ACT™ related services. While this will require education of the market, we believe this can be done based on our past experience introducing our innovative auto-detect LifeStar AF™ device, which we introduced into the market in 2002 and for which we had 40,000 patient enrollments in 2005. While we also believe that our market position will enable us to increase patient enrollment to services that are based on our existing products, those revenues will be affected by CMS' decision in October 2006 to reduce reimbursement rates by up to 13% in the aggregate over the next four years on certain services as well as increased price competition for securing private third party payor contracts.

        Since 2005, we have focused sales strategies on increasing the number of private third party payor contracts and the people covered under such contracts. These sales strategies are intended to increase the accessibility of our services to patients and make it more likely that physicians would refer patients to our services because their patients would be "within network" and would not have to personally pay for our services. For example, we have recently entered into a five-year national contract with a large insurance company in the United States which sets reimbursement rates for our monitoring services nationally and allows all persons insured by such insurance company "in-network" access to our services, greatly increasing the probability that if they should need cardiac monitoring services, they would use ours.

        We also intend to commercialize Card Guard's wireless FDA-approved medical monitoring platform which enables effective monitoring of other non-cardiac health conditions such as diabetes, cardiovascular disease and obesity. We expect to sell the relevant devices and to offer the corresponding monitoring services. If we are successful in executing our strategy, we expect sales of these new devices and the related service offerings to commence in 2007. In addition, in the past, our products segment business has experienced year to year fluctuation in revenues based on the timing of large orders and we expect this trend to continue.

  Trends in Sales and Marketing, General and Administrative Expenses and Other Operating Expenses

        Our sales and marketing costs have increased in absolute dollar amounts over the past 12 months due to an increase in sales in the services business and the corresponding sales commissions paid to our employees. Our general and administrative expenses have generally decreased in dollar amounts and as a percentage of total revenues since the fourth quarter of 2005 as a result of consolidation, reorganization of our executive management, more efficient management of expenses and a lower provision for bad debts due to improved collection efforts.

        If we are successful in executing our strategies, we expect our general and administrative expenses and other operating expenses to increase due to the expansion of executive management, and one time transition costs related to moving our existing San Diego, California and Buffalo Grove, Illinois facilities to Rosemont, Illinois. We also expect that our general and administrative expense will increase due to increases in legal, accounting, consulting, information technology, staffing, board fees, and insurance costs associated with being a public company.

  Trends in Interest

        Our interest expense is attributable to the principal amount of debt that we have outstanding. Such debt is composed of loans from our parent companies and commercial banks and leases for financing equipment purchases. If we are successful in executing our strategies, we expect to use a portion of the proceeds of this offering to repay all outstanding indebtedness to our parent companies which will result in reducing our interest expense.

  Trends in Stock-Based Compensation Expense.

        In November and December of 2006 we granted options to certain of our and Card Guard's employees, executives and directors. These options were the first option grants we made under the 2006 Stock Incentive Plan. We anticipate granting additional options to purchase             shares of our common stock immediately after the consummation of this offering and we also anticipate granting additional options from time to time to our and Card Guard's employees, executives and directors. As a result of the accounting treatment required by Statement of Financing Accounting Standards ("SFAS") No. 123(R), Share-Based Payment, SFAS No. 123(R), we expect stock-based compensation expense will increase in future periods if we continue to issue additional grants to our and Card Guard's directors and executives and if the price of our common stock increases over such periods. In particular, as the options granted in November and December 2006 are contingent upon the consummation of the offering, but commence vesting on the date they were granted, the results of the quarter in which the offering occurs will reflect a catch-up of stock-based compensation expense for all vesting completed through the effective date of this offering (and not only for that quarter).

Basis of Presentation

        The contribution in October 2006 of our parent companies' shares of LifeWatch Holding and Instromedix to us in consideration for 9,000,000 shares was accounted for on a historical cost basis, as a combination of entities under common control. Our accompanying financial statements reflect the assets, liabilities, revenues and changes in stockholder's deficit and cash flows that were directly attributed to LifeWatch Holding and Instromedix for all periods presented.

        Our consolidated financial statements have been derived from our historical financial statements and accounting records and include certain expense allocations from our parent companies. These allocations have been specifically identified as relating to our operations and therefore have been reflected as a contribution of capital and our related operating expenses. These allocations include compensation and benefit costs for identified employees plus estimated overhead costs to support the activities of the identified employees. We believe these allocations to be a reasonable reflection of the utilization of services provided. However, the expenses allocated for these services are not necessarily indicative of the expenses that would have been incurred if we had been a separate independent entity. In addition, these allocations may not reflect the costs of services we may receive from our parent companies in the future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures. We base our estimates and judgments on historical experience and on other sources and factors that we believe to be reasonable under the circumstances; however, actual results may differ from these estimates. We review our estimates and judgments on an ongoing basis. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of the policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

  Revenue Recognition

        We recognize service revenues from monitoring three different devices. For monitoring services related to cardiac event monitors, revenues are recognized over the monitoring period on a straight-line basis, which is typically 30 days, and for monitoring services related to holters and pacemakers, revenues are recognized as the service is provided. We use straight-line revenue recognition as the event monitoring results are delivered to physicians throughout the monitoring period (typically 30 days), the monitoring is continuous during the period, and no other discernible pattern exists.

        Payments from government agencies are based on reimbursement rates set by governmental authorities. Payments from health care insurers are based on negotiated pricing arrangements or upon historical payment experience. Based on our history and experience with third-party payers, we can reasonably estimate the amount of revenues to be received for claims filed, and our revenues are recognized only when these estimates can be reasonably determined. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Adjustments to estimated receipts, based upon the final settlement with third-party payers, are recorded as an adjustment to the contractual allowance reserve.

        Revenues from the sale of cardiac event monitoring products are recognized when risk of loss has been transferred to the customer and we have no unfulfilled obligations that would affect the customer's final acceptance of the arrangement, which is typically at the point of delivery as we sell our products free on board destination.

  Accounts Receivable and Allowances

        The U.S. health care industry is characterized by government regulation and review. For services provided to patients, we principally receive payment from government agencies and various medical insurance providers. We record a contractual allowance reserve to account for potential differences in the amount billed and the amount expected to be received from the payor. We use historical information to estimate the contractual allowance. These adjustments are recorded as a reduction of revenues at the time of sale. Accounts receivable are recorded at the invoice amount less these contractual adjustments. We also periodically review receivable balances and make judgments as to our ability to collect these balances. We maintain an allowance for doubtful accounts to reflect the estimated uncollectability of accounts receivable based on past collection experience and specific risks identified. These amounts are reflected in general and administrative expenses. Both allowance balances are included as contra asset accounts to accounts receivable on the balance sheet. Balances that remain outstanding for over 360 days are fully reserved and after 540 days are written off against the reserve.

  Warranty Allowances

        We record warranty liabilities in connection with sales of products for the estimated costs that may be incurred under our limited and extended warranties. This warranty covers product defects based on compliance to our specifications and is normally applicable for 12 to 24 months from the date of purchase. These liabilities are accrued when revenues are recognized. Warranty costs include the cost to replace defective products. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy our warranty obligation. Revenues related to the extended warranties are deferred and recognized over the extended warranty period.

  Valuation of Goodwill, Intangibles and Long-Lived Assets

        Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible assets acquired in business combinations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. We have two reporting units, the Services Segment and the Products Segment. We review goodwill and indefinite-lived intangible assets for impairment at the reporting unit level on an annual basis, during the fourth quarter, or whenever circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would indicate that an impairment may have occurred. This evaluation involves developing estimates of fair values of our reporting units using the discounted cash flow model. In addition, we review long-lived assets, such as property, equipment and finite-lived intangible assets, for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

        A number of significant assumptions and estimates are involved in the application of this technique to forecast operating cash flows, including the market conditions and market share, the sales volumes and prices, the cost to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

  Income Taxes

        We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of events recognized in the current year's financial statements are included in determining income taxes currently payable. We review our deferred tax assets on a regular basis to evaluate their recoverability based on the expected enacted tax rates and projections of the expected realization of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.

        All deferred tax assets generated prior to October 26, 2006, the date of the contribution of the shares of LifeWatch Holding and Instromedix to us, are subject to separate return limitations. These limitations restrict the use of these assets to the subsidiary that originally generated them. As a result, our assessment of the future realizability of our historical deferred assets is performed separately for each subsidiary.

  Internal Controls Over Financial Reporting

        We have identified certain significant deficiencies and a material weakness in our internal controls over financial reporting that require remediation. A material weakness, as defined under standards of the Public Company Accounting Oversight Board (United States), is a significant deficiency or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        At December 31, 2005, we did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements and the complexity of our operations and transactions. This deficiency constitutes a material weakness and could result in a misstatement of any or all accounts and disclosures which would result in a material misstatement to our interim or annual consolidated financial statements that could not be prevented or detected. In addition, we have identified certain other significant deficiencies in our internal controls over financial reporting at December 31, 2005, including a lack of proper supervision and segregation of duties, a lack of general information technology computing controls and deficiencies in the internal controls over financial reporting at Instromedix related to accounts payable cut off, inventory costing, calculation of warranty reserves and accounting for leases.

        Our management is currently executing a range of actions to address the weaknesses identified by us and our auditors in our internal controls and financial statement reporting procedures. These actions include the hiring of a new Chief Financial Officer and a new controller for our Instromedix subsidiary, creating new accounting positions within our corporate accounting and information systems departments, and retaining temporary accounting resources to assist us while we execute our remediation plan.

        Although we are taking steps to address these deficiencies, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to achieve and maintain an effective system of internal controls over financial reporting we may be unable to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition. See "Risk Factors."

  Recently Issued Accounting Pronouncement

        In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin, or ARB, No. 43, Chapter 4, Inventory

Pricing. This statement amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement was effective for inventory costs incurred after January 1, 2006 for us and was applied prospectively. This statement did not have a material effect on our financial statements or results of operations.

        In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 Accounting Changes and SFAS 3 Reporting Accounting Changes in Interim Financial Statements. This statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, Accounting Principles Board, or APB, Opinion No. 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which was January 1, 2006 for us.

        In July 2006, the FASB issued Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact that FIN No. 48 will have on our financial statements.

        In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. SFAS No. 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 is effective for us as of January 1, 2008. We are currently assessing the impact, if any, of SFAS No. 157 on our financial statements.

        In September 2006, the SEC released Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements When Qualifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how public companies quantify financial statement misstatements. There have been two common approaches used to quantify such errors. Under an income statement approach the "roll-over" method, the error is quantified as the amounts by which the current year income statement is misstated. Alternatively, under the balance sheet approach, the "iron-curtain" method, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. In SAB No. 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the roll-over and iron-curtain methods. SAB No. 108 is effective for us as of January 1, 2007. The adoption of SAB No. 108 is not expected to have a material impact on our financial statements.

        In September 2006, the FASB issued SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements Nos. 87, 88, 106 and 132(R). This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement will be effective for our December 31, 2006 financial statements, however, we do not expect this statement to have a significant impact on our financial statements.

RESULTS OF OPERATIONS

        The following table shows selected items from our consolidated statements of operations data as a percentage of our total revenues:

				Nine months ended September 30,
	Year ended December 31,
Unaudited Consolidated statements of operations data:
	2003	2004	2005	2005	2006
Revenues:
Services	79.9%	82.0%	80.9%	81.9%	84.1%
Products	20.1	18.0	19.1	18.1	15.9

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Services	43.9	44.1	40.9	42.3	40.0
Products	16.0	12.5	13.6	12.5	11.1

Total cost of revenues	59.9	56.6	54.6	54.8	51.1

Total gross profit	40.1	43.4	45.4	45.2	48.9

Operating expenses:
Sales and marketing	17.9	19.0	20.4	20.5	19.9
General and administrative	23.1	14.9	17.5	17.8	13.4
Impairment of goodwill	2.6	—	—	—	—
Restructuring and other costs	0.9	—	0.3	0.5	6.3

Total operating expenses	44.6	33.9	38.3	38.7	39.6

Operating income (loss)	(4.5)	9.5	7.1	6.5	9.2

Other (income) expense:
Interest income	—	(0.1)	(0.1)	(0.1)	(0.2)
Interest expense	3.8	3.8	3.4	3.5	2.6
Other (income), net	(0.1)	—	—	—	(0.1)

Total other expense, net	3.7	3.7	3.3	3.4	2.4

Income (loss) before income taxes	(8.2)	5.8	3.9	3.1	6.8
Income tax expense (benefit)	—	0.1	(13.0)	—	3.6

Net income (loss)	(8.2)%	5.7%	16.8%	3.1%	3.3%

Segment financial data

        Our two segments are services and products. The revenues and operating income data presented in this section and in the Notes to the Consolidated Financial Statements are presented on a basis consistent with our internal management reporting, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and include certain reconciling and inter-segment items which are attributable to each of the segments. Certain corporate level expenses have been excluded from our segment operating results and are analyzed separately.

Comparison of Nine Months Ended September 30, 2005 to September 30, 2006

	Services Segment		Products Segment(1)		Consolidated
	2005	2006	2005	2006	2005	2006
	(in millions)
Revenues	$27.9	$31.1	$6.2	$5.9	$34.1	$36.9
Cost of revenues	14.4	14.8	4.3	4.1	18.7	18.9
Gross profit	13.5	16.3	1.9	1.7	15.4	18.0

(1)
Numbers for the product segment exclude intersegment sales (and related costs of revenues).

Revenues

        Total revenues increased from $34.1 million in the nine months ended September 30, 2005 to $36.9 million in the nine months ended September 30, 2006, or 8.6%. This increase consisted of an increase of $3.2 million in revenues generated by our services segment which was partially offset by a decline of $0.3 million in revenues generated by our products segment.

  Services segment

        Revenues of our services segment increased from $27.9 million in the nine months ended September 30, 2005 to $31.1 million in the nine months ended September 30, 2006, or 11.5%. This increase was due to a number of strategic initiatives including focusing sales strategies on increasing the number of third party payor contracts and the people covered under such contracts, increasing efforts for all service offerings as opposed to focusing solely on newer service offerings and changing the sales commission policy to create a stronger and more active sales force. These sales strategies have resulted in a 7.4% increase in patient enrollments to our services, a 2.3% increase in our revenues resulting from a favorable change in the services mix and a 1.8% increase in our revenues as a result of increases in our prices, including increases in CMS' reimbursement rates for our monitoring services.

  Products segment

        Revenues from our products segment declined from $6.2 million in the nine months ended September 30, 2005 to $5.9 million in the nine months ended September 30, 2006, or 4.6%. This decline was primarily due to a decline in the number of devices purchased by one of our larger customers as a result of the timing of the orders as well as pricing pressures.

Gross Profit

        Total gross profit increased from $15.4 million in the nine months ended September 30, 2005 to $18.0 million in the nine months ended September 30, 2006, or 17.3%. This increase consisted of a $2.8 million increase in our services segment, which was partially offset by a $0.2 million decrease in our products segment.

  Services segment

        Gross profit in our services segment increased from $13.5 million in the nine months ended September 30, 2005 to $16.3 million in the nine months ended September 30, 2006, or 20.8%. This increase was due to a $3.2 million increase in revenues with only a $0.4 million increase in our cost of revenues, which was mainly the result of our ability to expand our service business without incurring comparable additional costs due to our scalable infrastructure, the impact of the new management team and the workforce reductions in May and July of 2005.

  Products segment

        Gross profit in our products segment decreased from $1.9 million in the nine months ended September 30, 2005 to $1.7 million in the nine months ended September 30, 2006, or 7.9%. This decrease was primarily due to a $0.3 million decrease in our revenues, which was the result of a decline in the number of devices purchased by one of our larger customers as well as pricing pressures.

Operating expenses

  Sales and marketing

        Sales and marketing expenses increased from $7.0 million in the nine months ended September 30, 2005 to $7.3 million in the nine months ended September 30, 2006, or 5.2%. This increase was primarily due to a $0.2 million increase in salaries and benefits in our products segment due to newly hired employees receiving an increased compensation package and a $0.1 million increase in salaries, commissions and bonuses in our services segment. As a percentage of total revenues, sales and marketing expenses decreased from 20.5% in the nine months ended September 30, 2005 to 19.9% in the nine months ended September 30, 2006.

  General and administrative

        General and administrative expenses decreased from $6.0 million in the nine months ended September 30, 2005 to $4.9 million in the nine months ended September 30, 2006, or 18.1%. This decrease was due primarily to a reduction in our bad debt expenses in our services segment by $1.1 million as a result of continued management focus on collections. Other changes included a net reduction of parent company-level expenses allocated to us in the current period of $0.1 million, offset by increased expenses of the new management team. As a percentage of total revenues, general and administrative expenses decreased from 17.8% in the nine months ended September 30, 2005 to 13.4% in the nine months ended September 30, 2006.

  Restructuring and other costs

        Restructuring and other costs increased significantly from $0.2 million in the nine months ended September 30, 2005 to $2.3 million in the nine months ended September 30, 2006. This increase was due primarily to legal and other consulting fees associated with the reorganization of the U.S. corporate structure, which included our formation, as well as the costs of professional fees associated with tax advice and the audit of the Company's financial statements upon formation. As a percentage of total revenues, restructuring and other costs increased from 0.5% in the nine months ended September 30, 2005 to 6.3% in the nine months ended September 30, 2006.

Operating income (loss)

        Total operating income increased from $2.2 million in the nine months ended September 30, 2005 to $3.4 million in the nine months ended September 30, 2006, or 54.5%. This increase consisted of a $1.9 million increase in our services segment, which was partially setoff by a $0.9 million decrease in operating income from our products segment.

  Services segment

        Operating income in our services segment increased from $3.1 million in the nine months ended September 30, 2005 to $5.0 million in the nine months ended September 30, 2006, or 63.6%. This increase was due to a $2.8 million increase in our gross profit and a $0.8 million decrease in sales, general and administrative costs and was partially offset by a $1.7 million increase in restructuring and other costs.

  Products segment

        Operating loss in our products segment increased from $(0.8) million in the nine months ended September 30, 2005 to $(1.6) million in the nine months ended September 30, 2006, or 87.1%. This increase was primarily due to a $0.2 million decrease in our gross profit and $0.5 million of restructuring and other costs allocated to our products segment.

Other (income) expense

        Total other expense decreased from $1.2 million in the nine months ended September 30, 2005 to $0.9 million in the nine months ended September 30, 2006, or 23.6%. This decrease was due primarily to reduced interest expense of $0.2 million due to repayment of portions of our bank loans and loans payable to our parent companies. As a percentage of total revenues, other expenses decreased from 3.4% in the nine months ended September 30, 2005 to 2.4% in the nine months ended September 30, 2006.

Income tax (benefit) expense

        Income tax expense increased from a nominal amount in the nine months ended September 30, 2005 to $1.3 million in the nine months ended September 30, 2006. Total income tax expense in the nine months ended September 30, 2005 was 1.4% of pre-tax income, while in the nine months ended September 30, 2006 it was 52.3% of pre-tax income. The higher income tax expense for the nine months ended 2006 was due to a higher income before taxes of $1.5 million and changes in our valuation allowances of $0.6 million.

Net Income

        Net income increased from $1.0 million in the nine months ended September 30, 2005 to $1.2 million in the nine months ended September 30, 2006, or 16.8%. This increase was primarily due to improved gross profit offset by higher operating expenses and higher income tax expenses.

Comparison of Fiscal Year Ended December 31, 2004 to December 31, 2005

	Services Segment		Products Segment(1)		Consolidated
	2004	2005	2004	2005	2004	2005
	(in millions)
Revenues	$37.2	$37.5	$8.1	$8.9	$45.3	$46.4
Cost of revenues	20.0	19.0	5.7	6.3	25.7	25.3

Gross profit	17.2	18.5	2.5	2.5	19.7	21.1

(1)
Numbers for the product segment exclude intersegment sales (and related costs of revenues).

Revenues

        Total revenues increased from $45.3 million in 2004 to $46.4 million in 2005, or 2.4%. This increase consisted of an increase of $0.3 million from our services segment and an increase of $0.8 million from our products segment.

  Services segment

        Revenues in our services segment increased from $37.2 million in 2004 to $37.5 million in 2005, or 1.0%. This increase was primarily due to a 4.1% increase in patient enrollments to our services due to the implementation of certain sales strategies focused on refining the sales team which was offset to a lesser extent by price decreases which resulted from the growth in the number of third party payor contracts. The increase in patient enrollments was partially offset by lower fixed reimbursement rates.

  Products segment

        Revenues in our products segment increased from $8.1 million in 2004 to $8.9 million in 2005, or 8.9%. This increase was primarily due to an increase in the number of devices purchased by two of our largest products segment customers as a result of the timing of the orders.

Gross Profit

        Total gross profit increased from $19.7 million in 2004 to $21.1 million in 2005, or 7.2%. This increase consisted of a $1.4 million increase in our services segment and a nominal increase in our products segment.

  Services segment

        Gross profit in our services segment increased from $17.2 million in 2004 to $18.5 million in 2005, or 8.0%. This increase was due to a $0.3 million increase in revenues with a $1.0 million decrease in our cost of revenues. The decrease in our cost of revenues was primarily due to a reduction in staff and related compensation and benefits costs in May and July of 2005, the addition of billing staff to process the reimbursement of patient claims which had previously been outsourced at higher costs and lower depreciation due to a large number of devices being fully depreciated.

  Products segment

        Gross profit in our products segment remained flat at approximately $2.5 million from 2004 to 2005. This was a result of increased sales to one of our major customers at unusually low margins.

Operating expenses

  Sales and marketing

        Sales and marketing expenses increased from $8.6 million in 2004 to $9.5 million in 2005, or 10.0%. This increase was due primarily to increases in our services segment for compensation and benefits costs for additional marketing and managed care personnel of $0.3 million, business development project expenses of $0.3 million, including additional staff hired for the Guidant Corporation (now, Boston Scientific Corporation) pilot project relating to implantable cardiac defibrillators, or ICDs, and the planning and development of marketing strategies for the LifeStar ACT™ and Card Guard's vital signs monitoring products, and $0.1 million incurred in connection with severance and other expenses involved in replacing a senior marketing position. Also, in our products segment, there was an increase of salaries, commissions, and recruiting expenses of $0.1 million and marketing and product sample costs of $0.1 million. As a percentage of total revenues, sales and marketing expenses increased from 19.0% in 2004 to 20.4% in 2005.

  General and administrative

        General and administrative expenses increased from $6.7 million in 2004 to $8.1 million in 2005, or 20.6%. The increase was primarily in our services segment due to an increase in the provision for bad debts of $0.6 million as the prior year included favorable settlements from two large payors, $0.3 million incurred in connection with severance and other expenses involved in replacing senior employees, and a net increase of $0.2 million in services provided to us by our parent companies and its employees. Also, in our products segment, there were severance and other expenses of $0.2 million involved with replacing one senior executive position and $0.1 million as a result of an increase in compensation and benefits. As a percentage of total revenues, general and administrative expenses increased from 14.9% in 2004 to 17.5% in 2005.

  Restructuring and other costs

        Restructuring and other costs increased from $0 in 2004 to $0.2 million in 2005. This increase was due to staff reductions in the service center and marketing departments of our services segment in May and July 2005 and the related severance expenses. As a percentage of total revenues, restructuring and other costs increased from 0.0% in 2004 to 0.3% in 2005.

Operating income (loss)

        Total operating income decreased from $4.3 million in 2004 to $3.3 million in 2005, or 23.0%. This decrease consisted of a $0.4 million decrease in our services segment and a $0.6 million decrease in our products segment.

  Services segment

        Operating income in our services segment decreased from $5.2 million in 2004 to $4.8 million in 2005, or 8.1%. This decrease was primarily due to increases in operating expenses of $1.8 million which were not offset by increases in gross profit of $1.5 million.

  Products segment

        Operating loss in our products segment increased from $0.9 million in 2004 to $1.5 million in 2005, or 59.4%. This increase was primarily due to increases in operating expenses of $0.6 million and only a nominal increase in gross profits.

Other (income) expenses

        Total other expenses decreased from $1.7 million in 2004 to $1.5 million in 2005, or 9.6%. This decrease was due primarily to reduced interest expense of $0.2 million due to repayment of portions of our bank loans and loans payable to our parent companies. As a percentage of total revenues, other expenses decreased from 3.7% in 2004 to 3.3% in 2005.

Income tax (benefit) expense

        Income tax (benefit) expense changed from $0.1 million of an income tax expense in 2004 to an income tax benefit of $6.0 million in 2005. In the fourth quarter of 2005, based on current and expected profitability, we determined that it was more likely than not that the deferred tax assets in our LifeWatch Holding subsidiary would be realized and released the valuation allowance on those assets. The release and change in valuation allowance totalled $7.4 million in 2005. Total income tax expense in 2004 was 2.1% of pre-tax income, as opposed to an income tax benefit in 2005.

Net Income

        Net income increased from $2.6 million in 2004 to $7.8 million in 2005. This increase was primarily due to a release of a deferred tax valuation allowance.

Comparison of Fiscal Year Ended December 31, 2003 to December 31, 2004

	Services Segment		Products Segment(1)		Consolidated
	2003	2004	2003	2004	2003	2004
	(in millions)
Revenues	$37.1	$37.2	$9.4	$8.1	$46.4	$45.3
Cost of revenues	20.4	20.0	7.4	5.7	27.8	25.7

Gross profit	$16.7	$17.2	$1.9	$2.5	$18.6	$19.7

(1)
Number for the product segment excludes intersegment sales (and related costs of revenues)

Revenues

        Total revenues decreased from $46.4 million in 2003 to $45.3 million in 2004, or 2.4%. This decrease consisted of a decrease of $1.3 million from our products segment which was partially offset by an increase of $0.1 million from our services segment.

  Services segment

        Revenues in our services segment increased from $37.1 million in 2003 to $37.2 million in 2004, or 0.2%. This nominal increase reflects a 3.0% increase in revenues due to a 1.4% increase in patient enrollments, reflecting a higher turnover in the sales force and a slightly improved service mix. These increases were partially offset by a 2.8% decrease in revenues due to a decline in average selling price. The decline in average selling price was due to an increase in the number of contracts entered into with private third party payors which resulted in higher patient enrollments at lower fixed reimbursement rates offsetting increases in CMS reimbursement rates for monitoring services.

  Products segment

        Revenues in our products segment decreased from $9.4 million in 2003 to $8.1 million in 2004, or 12.9%. This decrease was primarily due to the reduced purchases of $1.0 million by a major customer during 2004.

Gross Profit

        Total gross profit increased from $18.6 million in 2003 to $19.7 million in 2004, or 5.5%. This increase consisted of a $0.5 million increase in our services segment and a $0.6 million increase in our products segment.

  Services segment

        Gross profit in our services segment increased from $16.7 million in 2003 to $17.2 million in 2004, or 2.8%. This improvement was primarily due to a decrease in depreciation in 2004 due to more devices being fully depreciated and less devices being written off as lost and lower communications costs as a result of our consolidation of telecommunications services on a national basis with one provider. The improvement in gross profit from 2003 to 2004 was partially offset by an increase in staff and related compensation and benefits expenses as well as an increase in shipping costs.

  Products segment

        Gross profit in our products segment increased from $1.9 million in 2003 to $2.5 million in 2004, or 28.4%, despite the decrease in revenues. This improvement was primarily due to material cost reduction programs through competitive sourcing and production labor efficiencies implemented during 2004.

Operating expenses

  Sales and marketing

        Sales and marketing expenses increased from $8.3 million in 2003 to $8.6 million in 2004, or 3.7%. This increase was primarily a result of an increase in compensation and benefits expenses of $0.2 million in our services segment for staff additions in our sales force targeting managed care. As a percentage of total revenues, sales and marketing expenses increased from 17.9% in 2003 to 19.0% in 2004.

  General and administrative

        General and administrative expenses decreased from $10.8 million in 2003 to $6.7 million in 2004, or 37.4%. This decrease was due primarily to a lower provision for bad debts in our services segment which decreased by $4.8 million due to settlement of accounts receivables from large payors in 2004 contrasted by billing delays and inefficient collection efforts in 2003. This decrease was offset by compensation, benefits and recruiting expenses for staff and executive management additions of $0.6 million. As a percentage of total revenues, general and administrative expenses decreased from 23.1% in 2003 to 14.9% in 2004.

  Impairment of goodwill

        Consolidated expenses associated with impairment of goodwill decreased from $1.2 million in 2003 to $0 in 2004. This decrease was primarily due to the annual goodwill impairment test being performed in 2003 and resulting in an impairment of the products segment goodwill of $1.2 million. At the time of the acquisition of the Instromedix business, we had certain strategic expectations of their activities including the use of their existing product portfolio, and their research and development resources to develop and enhance new and existing products. By the end of 2003, our initial expectations for the business had changed, the revenues realized from the acquired products was not what we had expected and we closed the research and development facility. As a result, when we performed our annual goodwill impairment test at the end of 2003, the estimated fair value was less than its carrying value, and an impairment was recorded.

  Restructuring and other costs

        Restructuring and other costs decreased from $0.4 million in 2003 to $0 in 2004. In 2003, we completed a workforce reduction in both segments and one of the two floors used by the products segment facility was vacated. As a percentage of total revenues, restructuring and other costs decreased from 0.9% in 2003 to 0.0% in 2004.

Operating income (loss)

        Total operating income increased from an operating loss of $2.1 million in 2003 to operating income of $4.4 million in 2004. This increase consisted of a $4.3 million increase in operating income in our services segment and a $2.0 million decrease in operating loss in our products segment.

  Services segment

        Operating income in our services segment increased from $0.9 million in 2003 to $5.2 million in 2004. This increase was primarily due to a $3.9 million reduction in operating expenses and improvement of gross profit of $0.5 million.

  Products segment

        Operating loss in our products segment decreased from $3.0 million in 2003 to $0.9 million in 2004, or 68.0%. This decrease in losses was primarily due to a significant improvement in gross profit of $0.6 million as well as the existence of $1.2 million of impairment of goodwill and restructuring expenses in 2003 that did not exist in 2004.

Other (income) expenses

        Total other expenses remained flat at $1.7 million. As a percentage of total revenues, other expenses remained constant, at 3.7%.

Income tax (benefit) expense

        Income tax expense increased from $0.0 million in 2003 to $0.1 million in 2004. With changes in the deferred tax valuation allowance offsetting the 2004 income and the 2003 loss, the tax expense increase represents cash payments for minimum state payments, federal alternative minimum tax and penalties. Total income tax expense in 2003 was 0.1% of pre-tax loss, while in 2004 total income tax expense was 2.1% of pre-tax income.

Net Income

        Net income increased from a net loss of ($3.8 million) in 2003 to net income of $2.6 million in 2004. This increase was primarily due to improved gross profit margins and reduced operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

        Since the acquisition of our two operating subsidiaries by Card Guard affiliates in 2000, their operations have been funded primarily by cash generated from operations, borrowings under our credit facilities with banks, borrowings from our parent companies and capital leases. As of December 31, 2005 and September 30, 2006, we had $6.0 million and $6.8 million in cash and cash equivalents and $1.6 million and $0.2 million in working capital, respectively. In addition, as of December 31, 2005 and September 30, 2006, we had $44.6 million and $40.5 million of total debt, respectively; $6.7 million and $5.7 million, of the bank note guaranteed by our parent companies, respectively; $9.4 million and $4.9 million, of the notes payable to our parent companies, respectively; $3.6 million and $4.2 million, in respect of capital leases, respectively; $2.3 million and $2.6 million, outstanding under our revolving line of credit, respectively; and $22.7 million and $22.7 million, of the capital note from our parent companies, respectively. We intend to use the net proceeds from this offering to repay all amounts owing to our parent companies. Our long-term loans are collateralized by a Card Guard guarantee and our line of credit is collateralized by our receivables.

        We believe that the net proceeds from this offering, our cash flow from operations, availability under our lines of credit and our cash and marketable securities will be adequate to fund our capital expenditures, contractual commitments and other demands and commitments for the foreseeable future as well as for the long-term. We believe that cash flow generated from operations, proceeds of this offering and cash available to us from our credit facilities will be sufficient to cover the future capital expenditures, repayment of outstanding debt to our parent companies, and sales and marketing costs required in connection with launching new products, as currently contemplated and as we describe below. However, if existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek financing elsewhere by selling additional equity or debt securities or by obtaining additional credit facilities.

        During the next 12 months, we expect our more significant capital expenditures to be as follows:

  •
  $5 million in purchases of cardiac monitoring devices, including the LifeStar ACT™; and

  •
  capital expenditures that will be incurred in connection with the relocation of our San Diego, California and Buffalo Grove, Illinois operations to our new facilities in Rosemont, Illinois, which we currently expect to be approximately $2.7 million and will include expenditures relating to infrastructure in our new facilities.

        We expect to fund these expenditures, as well as our other contractual obligations and commercial commitments, primarily from cash flow generated from operations and additional capital leases.

Historical cash flows

        The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
	(in millions)
Net cash provided by operating activities	$4.3	$13.0	$11.2	7.6	8.2
Net cash used in investing activities	(2.0)	(2.5)	(1.9)	(1.3)	(2.5)
Net cash used in financing activities	(2.1)	(8.9)	(5.7)	(3.4)	(4.9)

Net increase in cash and cash equivalents	$0.2	$1.6	$3.6	$3.0	$0.8

Nine months ended September 30, 2005 and September 30, 2006

  Net cash provided by operating activities

        At September 30, 2006 and December 31, 2005, we had cash and cash equivalents on hand of $6.8 million and $6.0 million, respectively. Our operating activities provided cash of $7.6 million in the nine months ended September 30, 2005, and $8.2 million in the nine months ended September 30, 2006.

        Cash from operating activities for the nine months ended September 30, 2006 of $8.2 million increased due to our improved operating performance and an increase in the accrued liabilities and accounts payable of $2.8 million primarily due to professional fees associated with the reorganization of the U.S. corporate structure, which included our formation as well as the costs of professional fees associated with tax advice and the audit of the Company's financial statements upon formation.

  Net cash used in investing activities

        Net cash used in investing activities was $1.3 million in the nine months ended September 30, 2005, as compared to $2.5 million in the nine months ended September 30, 2006. In both periods this cash was used primarily for the purchase of property and equipment, primarily cardiac monitoring devices and computer equipment. The reason for the increase in the nine month period ended September 30, 2006 is due to the purchase of cardiac monitoring devices for increasing patient volumes, the acquisition of computer hardware to upgrade our monitoring service and back office support capabilities, and an upgrade of our operating system platform.

  Net cash used in financing activities

        Net cash used in financing activities was $3.4 million in the nine months ended September 30, 2005, as compared to $4.9 million in the nine months ended September 30, 2006. Our financing activities in the nine months ended September 30, 2005 were primarily for repayment of our indebtedness, of which $3.0 million were repaid to our parent companies and $2.2 million for long-term loans and capital leases and which were partially offset by borrowing on long-term loans totaling $2.3 million. Our financing activities in the nine months ended September 30, 2006 were primarily for repayment of our indebtedness, of which $4.8 million were repaid to our parent companies and $2.6 million for long-term loans and capital leases, and which were partially offset by the incurrence of new long-term loans totaling $2.7 million.

        On October 17, 2006 we entered into an agreement for an additional line of credit for $2 million.

Years ended December 31, 2003, December 31, 2004 and December 31, 2005

  Net cash provided by operating activities

        At December 31, 2004 and December 31, 2005, we had cash and cash equivalents on hand of $2.4 million and $6.0 million, respectively. Our operating cash activities provided cash of $4.3 million in 2003, $13.0 million in 2004, and $11.2 million in 2005.

        Cash from operating activities for the year ended December 31, 2004 of $13.0 million was primarily a result of improved operating results, a reduction in accounts receivables balances of $2.2 million due to improved collection efforts.

  Net cash used in investing activities

        Net cash used in investing activities was $2.0 million in 2003, $2.5 million in 2004 and $1.9 million in 2005. In all periods this cash was used primarily for the purchase of property and equipment, primarily cardiac monitoring devices, software and computer equipment, and in 2004, also leasehold improvements.

  Net cash used in financing activities

        Net cash used in financing activities was $2.1 million in 2003, $8.9 million in 2004 and $5.7 million in 2005. Our financing activities in 2003 were primarily for repayment of our indebtedness of which $0.3 million were repaid to our parent companies and $6.0 million for long-term loans and capital leases and which were partially offset by additional borrowing totaling $4.2 million. Our financing activities in 2004 were primarily for repayment of our indebtedness of which $5.2 million were repaid to our parent companies and $5.4 million for long-term loans and capital leases, $0.6 million on reduction of line of credit and which were partially offset by additional borrowings totaling $2.3 million. Our financing activities in 2005 were primarily for repayment of our indebtedness of which $5.7 million were repaid to our parent companies and $2.9 million for long-term loans and capital leases and which were partially offset by additional borrowing totaling $2.9 million.

Off-balance sheet arrangements

        As of September 30, 2006, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual obligations and commercial commitments

        The following table summarizes our material contractual obligations as of September 30, 2006:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1–3 Years	3–5 Years	More than 5 Years
	(in millions)
Revolving Line of Credit	$2.6	$2.6
Bank debt(1)	5.7	1.3	4.1	0.3
Interest payments on bank debt(2)	0.8	0.3	0.4	0.1
Capital lease obligations	4.2	2.2	2.0
Related Party Note Payable(3)	4.9		1.8	2.9	0.2
Other Notes Payable	0.4	0.2	0.2
Capital Note from Card Guard(4)	22.7				22.7
Operating leases	2.0	0.8	1.2	0.0	0.0

Total	$43.3	$7.4	$9.7	$3.3	$22.9

(1)
Our bank note guaranteed by our parent companies, excludes accrued interest, which accrues at LIBOR plus 1.8%, with a cap of 6.8%, which is reset to current LIBOR quarterly.

(2)
Assumes a constant interest rate of 6.8% at September 30, 2006.

(3)
Our note payable to our parent companies, subordinated and ranked junior to any current and future debt obligations, including accrued interest, which is payable upon maturity, at annual interest rates from 3.25% to 8.5% maturing between March 2006 and December 2011.

(4)
Our capital note with our parent companies, does not bear interest, and does not have a fixed maturity date, however, it is repayable upon a joint decision by us and our parent companies, and is subordinated and ranked junior to any other of our current and future debt obligations.

Seasonality

        Our service segment is seasonal in nature. Historically, revenues of our service segment are lower during the third quarter than throughout the rest of the year as a result of patients and physicians taking vacations during the summer months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        For the periods ended December 31, 2005 and September 30, 2006, none of our revenues were denominated in currencies other than U.S. dollars. Although all of our revenues and purchases are currently denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States.

Interest rate risk

        While our variable rate debt obligations expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial performance or results of operations. Based on September 30, 2006 borrowing levels, a 1.0% increase or decrease in current market interest rates would have a $0.2 million effect on our statement of operations over a twelve month period.

BUSINESS

Overview

        We believe that we are both the leading independent provider of ambulatory cardiac event monitoring services and the leading manufacturer and distributor of ambulatory cardiac event monitoring devices in the United States. Our current services are used by physicians to monitor electrocardiographic data for patients who are suspected of having cardiac arrhythmias that often precede serious complications associated with cardiovascular disease or other conditions. Our services are primarily used in conjunction with devices that capture specific cardiac events that are relied upon for the diagnosis of cardiac arrhythmias and allow physicians to provide appropriate treatment to their patients, thus saving patients from significant medical events, including death. In cases where it is determined that a patient requires immediate medical attention, we notify the patient's physician and the appropriate emergency response professionals. Our integrated solution combines clinically validated, standardized monitoring processes and access to technologically advanced monitoring devices, enabling physicians to have remote oversight of their patients 24 hours a day, seven days a week, 365 days a year.

        We have a long history of providing services to physicians through the commercialization of technologically advanced cardiac monitoring devices for patient use. We believe that we are the only IDTF that offers the full spectrum of cardiac monitoring services from monitoring holter monitors, or holters, traditional looping and non-looping event recorders, the auto-detect LifeStar AF™ and Card Guard's new auto-detect auto-send LifeStar ACT™, which we are currently in the process of launching. We believe Card Guard's LifeStar ACT™, which received FDA approval in August 2006, and for which we have exclusive rights in the United States through 2011, represents the latest advancement in the evolution of cardiac event monitoring and that our related monitoring services would allow physicians to receive data about events that require physician notification, or clinically significant events, in the least amount of time, an ability that we refer to as diagnostic yield. Our historical market leadership in cardiac event monitoring devices and the continued introduction by us of technologically advanced products to which we have access, and in some cases, exclusive access, through our parent companies ensures that the physicians we serve have the ability to provide their patients with the most effective devices available. Furthermore, we intend to commercialize a wireless medical monitoring platform developed by Card Guard and recently approved by the FDA that enables effective diagnosis, treatment and management of other health conditions such as diabetes, cardiovascular disease and obesity. In March 2006, we, along with Card Guard AG, were selected as the recipient of Frost & Sullivan's 2006 Technology Innovation Award in the field of remote patient monitoring for focus on research, development and marketing to support future growth of the industry.

        Our new management team has recently implemented a series of strategic initiatives directed at launching the LifeStar ACT™ device for use with our monitoring services, growing the number of referring physicians, increasing the number of private third party payor contracts and the people covered under such contracts, increasing our sales force, focusing our marketing efforts, diversifying our product offerings to include wireless ambulatory vital signs monitoring and expanding our cardiac monitoring services offerings for clinical research. In addition, we intend to opportunistically pursue and acquire complementary technologies to leverage our current monitoring services platform. We believe that the foregoing initiatives together with projected market expansion will drive the growth of our business.

Industry

        The ambulatory cardiac monitoring services and products market in the United States is a $1.1 billion industry according to the 2004 Frost & Sullivan study. This industry encompasses ambulatory cardiac monitoring, which includes event and holter monitors and their related monitoring services, and pacemaker monitoring services. The market for ambulatory cardiac monitoring services is expected to increase over the foreseeable future as a result of an aging and growing population, the increase in prevalence of health conditions such as obesity that increase the likelihood of heart-related diseases and the increasing awareness of cardiac diseases. These cardiac monitoring services provide physicians with a means of evaluating a patient's cardiac rhythm for diagnostic purposes, and helps increase patient longevity while allowing the patient to continue with his or her daily life with minimal interruption.

        Ambulatory cardiac event and holter monitoring services and products is approximately a $900 million industry in the United States according to the 2004 Frost & Sullivan study, a significant portion of which is focused on the detection and diagnosis of cardiac arrhythmias. A cardiac arrhythmia is categorized as a temporary or sustained irregular heart rhythm that is caused by abnormal functioning of the system that administers electrical signals to the chambers of the heart. Proper administration of electrical signals to the heart is necessary to ensure effective heart function. As a result, poor or ineffective heart function caused by cardiac arrhythmia is frequently associated with death. While many cardiac arrhythmias have no cause, a number of factors can contribute to them. These factors include cardiovascular disease, high blood pressure, diabetes, smoking, excessive consumption of alcohol or caffeine, illicit drug abuse or stress. Therefore, while often benign, a cardiac arrhythmia may be a symptom of serious cardiovascular disease and, if left untreated, can lead to stroke or other serious complications. The ability to diagnose and find the cause of a cardiac arrhythmia is therefore important both to treat those patients with serious cardiovascular diseases as well as to identify those patients that require no further medical attention.

        Pacemaker monitoring services is approximately a $200 million industry in the United States according to the 2004 Frost & Sullivan study. Pacemakers are devices that are implanted in patients to help maintain their heartbeat at a regular rhythm. These devices are implanted in thousands of patients in the United States annually, either as new insertions or as replacements of old pacemakers. Pacemakers are typically monitored between one and four times a year. Certified cardiac technicians monitor, among other things, a pacemaker's program settings, battery status and interaction with a patient's heart. This data is then summarized and a report is provided to the patient's physician.

Overview of Cardiac Arrhythmias

        According to the American Heart Association, cardiac arrhythmias are responsible for over 850,000 hospitalizations every year. Cardiac arrhythmias are typically classified by both the speed of the heart rate that they cause as well as the area of the heart in which they originate. The table below describes and provides examples of the two principal forms of cardiac arrhythmias according to the speed of the heart rate that they cause:

Type of Cardiac Arrhythmia	Description	Examples
Tachycardia	Heart rate greater than 120 beats per minute	Atrial fibrillation, ventricular tachycardia, ventricular fibrillation, syncope
Bradycardia	Heart rate less than 60 beats per minute	Sinoatrial disease (sick sinus), carotid sinus hypersensitivity, vasovagal syndrome, atrial ventricular heart block, asystole, syncope

        The cardiac arrhythmias described below provide examples of the correlation between cardiac arrhythmias and the increased occurrence of certain types of cardiovascular disease or health disorders:

  Atrial Fibrillation and Stroke

        The most prevalent life-threatening cardiac arrhythmia is atrial fibrillation, or AF, a cardiac disease that is typically preceded by cardiac arrhythmias. According to a recent study, the lifetime risk of developing AF is one in four for men and women over the age of 40. Moreover, the American Heart Association reports that atrial fibrillation affects approximately 5.1 million Americans and the prevalence of this condition is expected to experience a three-fold increase over the next five decades if the rate of occurrences of AF continues to increase. The likelihood of AF increases with age as approximately 5% of individuals over the age of 65 have the condition and almost 10% of individuals over the age of 80 are affected. Approximately 300,000 new cases of AF are diagnosed annually in the United States.

        Individuals with AF have a five times greater risk of developing a stroke. According to the American Heart Association, AF is responsible for 15% to 20% of all strokes, the third leading cause of death in the United States. AF impairs blood flow through the upper chambers of the heart, and the resulting sluggish blood flow can precipitate the formation of blood clots within the heart that if released into the blood stream can obstruct circulation to vital organs. A stroke occurs when a clot lodges in an artery in the brain and stops the flow of blood to that region, resulting in damage to the brain and potentially associated disability.

  Arrhythmatic Syncope

        Syncope is a prevalent disorder, accounting for 1% to 3% of emergency department visits and up to 6% of hospital admissions each year in the United States. Syncope, or fainting, is commonly the result of an acute decrease in cerebral blood flow that may be the result of tachycardia or bradycardia. Due to the large number of noncardiovascular as well as cardiovascular causes of this recurring and potentially life-threatening condition, ambulatory cardiac monitoring is an important diagnostic procedure to determine if a cardiac arrhythmia is the primary cause of syncope.

Evolution in Devices Used to Diagnose Cardiac Arrhythmias

        Physicians can diagnose cardiac arrhythmias in their offices or clinics as well as remotely with the use of ambulatory cardiac monitoring devices. In their offices or clinics, physicians will typically administer a resting electrocardiogram, or ECG or a stress test in order to record and analyze a patient's cardiac events for evidence of a cardiac arrhythmia. If physicians find that such tests do not produce a diagnosis or if they would like to monitor a patient for a longer period of time, they will typically prescribe an ambulatory cardiac monitoring device for their patients. Cardiac monitoring services and products have evolved to become increasingly more effective over time due to the advancement of technology.

  Holter Monitor

        Traditionally, in the ambulatory setting, physicians have prescribed a holter, which is a cardiac monitoring device that is generally worn by a patient for a 24 to 48 hour period in order to capture cardiac events. After the 24 to 48 hour period, the magnetic tape containing the data recorded by this device is delivered by hand or mail for processing and analysis by the physician or a third party service provider. For a patient that has an unpredictable or intermittent cardiac arrhythmia, a holter may not be an appropriate device due to the insufficient duration of the monitoring period. As a result of both the insufficient monitoring period as well as the delay in analysis of a patient's cardiac events, patients may not receive timely diagnosis of their condition. A 2004 Frost & Sullivan study reported that holters have been found to be up to 90% ineffective in diagnosing cardiac arrhythmias.

        Although newer technologies continue to replace the older technologies for most patients, the older technologies, such as holters, continue to be used today. Holters are still an acceptable form of monitoring for certain patients as many physicians own their own holters and the training physicians receive during their education revolved around holter technology.

        Due to the limited clinical efficacy of the holter, newer devices called cardiac event monitors have become increasingly relied upon by physicians due to their greater diagnostic yield. The following summarizes the basic characteristics and capabilities of currently available cardiac event monitors:

  Manual Trigger Event Monitor

        A cardiac event monitor records several minutes of activity at a time and then starts over, a process referred to as memory loop recording. When a patient feels the symptoms of an event, he or she holds the manual trigger, or MT, cardiac event monitor to his or her chest and activates the MT cardiac event monitor to begin recording. The data from these devices is then typically transmitted to monitoring centers for immediate review. MT cardiac event monitors are typically worn over a period of 20 to 30 days. Since the data that is recorded by the device is typically associated with a symptom, a physician can also determine whether that symptom is a result of a cardiac arrhythmia. In addition, the MT cardiac event monitor offers advantages over a holter, because it can capture data beyond the typical 24 to 48 hour holter period. Due, however, to the need for the patient to identify and signal an event, the MT cardiac event monitor typically only captures cardiac events associated with symptoms detectable by the patient and not those cardiac events that are asymptomatic.

  Auto-Detect Cardiac Event Monitor

        A more sophisticated version of cardiac event monitoring devices, the auto-detect, or AD, cardiac event monitor also memory loop records, capturing several minutes of heart activity at a time before starting over. In addition, the AD cardiac event monitor uses algorithms to automatically detect cardiac events that may not be associated with a patient experiencing symptoms. Unlike an MT event monitor, an AD cardiac event monitor does not rely on the patient's ability to activate it and as a result is able to capture asymptomatic, as well as symptomatic, cardiac events.

        AD cardiac event monitors document more clinically significant events and enable faster, more accurate diagnosis. In May 2005 the American Journal of Cardiology published a study that examined data from 1,800 LifeWatch patients to assess the relative ability of a holter, applied over a 24 hour period, an MT event monitor and an advanced AD (with the ability to automatically detect AF) cardiac event monitor, each applied over a 30 day period, to yield clinically significant events that resulted in the diagnosis of a cardiac arrhythmia. The study's results indicated that a holter monitor resulted in documentation of 37 of 600 patients, or 6%, with a cardiac arrhythmia, and that an MT event monitor and the advanced AD cardiac event monitor resulted in documentation of 108 of 600 patients and 216 of 600 patients, respectively, or 18% and 36%, of patients, respectively. Further, the study indicated that approximately 50% of the clinically significant events that the advanced AD cardiac event monitor recorded were not associated with a patient experiencing symptoms, but were instead asymptomatic.

        Similar to MT cardiac event monitors, the AD cardiac event monitor requires the patient to call in and transmit the event by reaching the physician or a technician at a physician's office or a monitoring center and holding the cardiac event monitor up to a telephone to transmit the event data. To the extent that the patient does not call in and transmit an event, which is more likely to happen with asymptomatic cardiac events, the data is overwritten within hours.

        Initial AD cardiac event monitors automatically detect tachycardia and bradycardia. A more advanced AD cardiac event monitor can also automatically detect AF. This is significant because AF is one of the most prevalent cardiac arrhythmias and according to the American Heart Association affects 5.1 million people in the United States.

  Auto-Detect Auto-Send Cardiac Event Monitor

        The latest development in cardiac event monitoring technology is the auto-detect auto-send, or ADAS, cardiac event monitor, which shares some of the same characteristics as an AD cardiac event monitor, such as memory loop recording and automatically detecting cardiac arrhythmia, but also automatically sends the event data it captures to the monitoring center via cell phone. Because it does not require patients to manually transmit event data, an ADAS cardiac event monitor also facilitates better patient management due to more timely data transmission and use of higher quality digital, as opposed to analog, data. In addition, integration of this device with a cell phone further enhances patient management because it facilitates two-way communication between the patient and the monitoring center in the case of an acute episode.

        While they have not yet been widely adopted by physicians, we believe ADAS cardiac event monitors, such as the LifeStar ACT™, will dramatically improve upon the diagnostic capabilities offered by AD cardiac event monitors. We believe ADAS devices will be adopted by physicians because of their ability to automatically detect abnormal cardiac events through better algorithms and higher quality digital data submissions to the monitoring center, as well as the more timely automatic transmission of data that they provide.

        The following table sets forth the evolution of devices used to diagnose cardiac arrhythmias with respect to diagnostic capacity, patient data and physician time and infrastructure costs.

	Holter Monitor	MT Event Monitor	AD Event Monitor	AD Event Monitor (Plus AF)	ADAS Event Monitor	Remotely Programmable ADAS Event Monitor
Timing of Market Introduction	1960	1980	1999	2002	2004	2006
24–48 Hour Monitoring	X	X	X	X	X	X
20–30 Day Continuous		X	X	X	X	X
Monitoring		X	X	X	X	X
Manual Trigger			X	X	X	X
Auto-Detect (bradycardia and tachycardia)			X	X	X	X
Auto-Detect (bradycardia, tachycardia and AF)				X	X	X
Auto-Send					X	X
Remotely Re-Programmable						X

Market Need for Cardiac Event Monitoring Services and Devices

        Advancements in ambulatory cardiac event monitoring technology have resulted in increased physician adoption of cardiac event monitors. With cardiac event monitoring devices becoming more sophisticated, collecting more data and requiring continuous 24 hour monitoring for reimbursement, as mandated by CMS in October 2003, the services required to monitor such devices have become increasingly challenging for prescribing physicians to provide themselves. Such services include patient enrollment, device hook-up and calibration, collection and analysis of event data, reporting and diagnosing monitoring results, and archiving and billing. Historically, physicians typically provided most or all of these services, especially with regard to older monitoring technologies which were less time sensitive and could be administered during normal business hours. Given the 24 hour-a-day nature of the newer monitoring technologies and the capital requirements of equipping, staffing and monitoring such a service capability, it is often not viable for physicians to provide a complete cardiac event monitoring solution for their patients. As a result, many physicians prefer instead to outsource cardiac event monitoring services while continuing to earn professional fees associated with the physician's prescription and diagnosis of the cardiac events.

Our Solution

        We believe that we offer the broadest range of cardiac monitoring services across the United States. We offer our services 24 hours a day, seven days a week, 365 days a year. We have an extensive network of physicians and private third party payors in the cardiac event monitoring market. We believe this network represents an important distribution channel which creates an opportunity for us to provide additional products and services. Our 308 employees, of which over 120 are certified cardiac technicians and registered nurses, are located in our three monitoring centers in Buffalo Grove, Illinois, Philadelphia, Pennsylvania and Boca Raton, Florida and monitor over 250,000 patient enrollments per year, which are referred to us by over 3,900 cardiologists, who we believe represent approximately 16% of the cardiologists practicing in the United States. Our professionals handle over 1.5 million patient interactions per year. We have been accredited by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, and we are a Medicare-certified IDTF provider of monitoring services as well as an FDA-approved medical device manufacturer and distributor. In addition, we have commercial contracts with over 400 private third party payors, including major health insurance companies that administer benefits for over 125 million people in the United States.

        The following table provides a description of selected cardiac monitoring devices that we sell or distribute and use in providing our services. Set forth next to each of these products is a description of the device, launch date, intellectual property ownership rights, manufacturer, sales and distribution and functionality.

Device Name (Other Marketing Names)	Date Launched	IP Owner	Manufacturer	Sales/Distribution of Products by LifeWatch	Functionality
Cardiac Event Recorders
LifeStar ACT™	2006	Card Guard	Card Guard	Product incorporated in exclusive service offering; not sold or distributed separately
					Auto-detect auto-send cardiac monitoring device for the detection of atrial fibrillation, bradycardia, tachycardia and pause. Cardiac event data is automatically detected and sent to our monitoring centers via wireless technology
LifeStar AF+™ LifeStar AF™ (King of Hearts™ Express AF, King of Hearts™ Express AF +)	2002	LifeWatch	LifeWatch/Card Guard	Product incorporated in non-exclusive service offering; sold to clinics and other providers of cardiac event monitoring services	Auto-detect looping cardiac monitoring device for the detection of atrial fibrillation, bradycardia and tachycardia. Patient transmits cardiac event data to our monitoring centers over the phone
King of Hearts™ II (King of Hearts Express Plus)	1999	LifeWatch	LifeWatch	Product incorporated in non-exclusive service offering; sold to clinics and other providers of cardiac event monitoring services	Auto-detect looping cardiac monitoring device for the detection of bradycardia and tachycardia. Patient transmits cardiac event data to our monitoring centers over the phone
LifeWatch Explorer™ (Micro LR)	1996	Card Guard	Card Guard	Product incorporated in non-exclusive service offering; distributed to clinics and other providers of cardiac event monitoring services	Looping cardiac event monitoring device that uses both data saved in the looping memory during the monitoring period and real time data being recorded when patient manually presses the "record" button
LifeWatch ER™ (Micro ER)	1995	Card Guard	Card Guard	Product distributed to clinics and other providers of cardiac event monitoring services	Non-looping cardiac event monitoring device which makes 30 second real time recordings when held up to the patient's heart
Holter
Digitrak Plus Digital Holter™	1995	Philips Medical Systems	Philips Medical Systems	Product incorporated in service offering; not sold or distributed separately	Holter monitor that digitally records cardiac events over a 24 hour monitoring period
Pacemaker
CarryAll™ (EZ Wrist)	2001	LifeWatch	LifeWatch	Product incorporated in non-exclusive service offering; sold to pacemaker manufacturers, hospitals, private cardiology offices and to IDTFs	Pacemaker device used to validate pacemaker function

        We use commercially available off-the-shelf software to provide our monitoring services.

Key Benefits of Our Solution

        We believe our combination of services and devices significantly increase the efficacy of cardiac monitoring, leading to better patient care and improved medical outcomes. Key benefits of our solution to physicians, patients and payors include:

Value to Physicians

        Our services allow physicians to provide around-the-clock monitoring of their patients, and also provide physicians themselves with customized information on their patients and access to our certified cardiac technicians 24 hours a day. Further, the services and devices we provide give physicians an improved ability to track the progress and efficacy of treatment regimens through faster receipt of data, and access to patient files maintained by our monitoring centers. In addition, we provide access to what we believe is the most technologically advanced monitoring devices available. Our services allow physicians to receive revenues from the hook-up and professional services involved with the interpretation of data without incurring the capital expenditures or time involved with operating a cardiac monitoring center.

Value to Patients

        Our solution enables better patient care through faster diagnosis of potentially life-threatening cardiac arrhythmias that are associated with conditions such as cardiovascular disease. We provide physicians with the ability to monitor patients over a longer period, allowing for a more accurate diagnosis and, as a result, better care. The cardiac monitors we offer are easier for patients to administer because they are smaller, lighter in weight and have longer memory data and a longer battery life than traditional monitoring devices. Because these devices allow patients to be monitored remotely, patients maintain their lifestyle with minimal disruptions and the number of hospital inpatient days and emergency room visits can also be reduced. Finally, elderly and physically-challenged individuals benefit from the automatic transmission capability of the LifeStar ACT™, due to its ease of use.

        Patients also benefit from the national and regional commercial relationships we have with major insurance companies as this increases the likelihood that they will always be "within network" and that the related fees will be covered by their insurance company. As a result, physicians are more inclined to recommend our services as they know their patients would not have to pay for our services.

Value to Payors

        We have over 400 commercial contracts with private third party payors that cover over 125 million people. We believe that our ambulatory cardiac monitoring services can minimize unnecessary hospitalizations and reduce costly emergency room admissions. In addition, because our devices are easy to wear and use, patient compliance increases, which increases the probability of early detection of cardiac conditions.

Our Strategy

        Our objective is to expand on our position as the leading provider of cardiac event monitoring services and the leading manufacturer and distributor of cardiac event monitoring devices in the United States. We intend to accomplish this by capitalizing on our demonstrated ability of layering new technology-enabled services onto our existing delivery channels of payor contracts and physician relationships nationwide. We believe that we will be successful in achieving our objectives due to our history of introducing innovative, advanced services and products to physicians as well as our experience with the over 250,000 patient enrollments that we monitor annually. Key elements of our strategy include:

  •
  Launching the LifeStar ACT™ device.    We are in the process of launching monitoring services relating to Card Guard's LifeStar ACT™, a new ADAS cardiac event monitoring device. We believe this device represents the most advanced technology and associated service in cardiac event monitoring. Increasing the number of patients who are prescribed this service will represent a key driver of our growth.

  •
  Further expand our network of physicians and payors.    We currently have a national network of relationships with over 3,900 cardiologists and commercial contracts with over 400 private third party payors that administer benefits for over 125 million people in the United States. Increasing the network of physicians, private third party payors and the people covered under our private third party payor contracts provides us with an opportunity to more broadly offer our services and expand our access to patients.

  •
  Continue to provide a broad range of cardiac event monitoring services and products.    We believe that we have the broadest range of cardiac event monitoring services. This range allows us to provide services and products that meet all the cardiac event monitoring needs of physicians. Combined with our extensive payor relationships, most physicians do not need to use our competitors' services and products in order to satisfy the cardiac event monitoring needs of their patients. Moreover, we believe that we are able to provide the best, most advanced technologies to physicians and patients through our relationship with Card Guard, further broadening our range of services and products.

  •
  Expand our service offering to new monitoring markets.    Our core competency in providing technology-enabled services and existing infrastructure allows us to expand into other complementary areas in which we can leverage our competitive strengths.

  •
  Ambulatory vital signs monitoring.    We intend to offer services relating to HealtheKit™, a line of products developed by Card Guard that can be customized to record, individually or collectively, measurements such as a user's ECG, heart rate, weight, body fat percentage and body temperature. This product will be launched in the first quarter of 2007 in North America and will be designed to operate on an FDA-approved platform.

  •
  Clinical research monitoring.    We intend to expand our market position as a provider of monitoring services for clinical research.

  •
  Pursue potential opportunistic strategic acquisitions.    We regularly consider, and intend to continue to pursue potential opportunistic strategic acquisitions that are complementary to our business or offer us other strategic benefits, such as broadening our service offerings, expanding our technology platform or strengthening our position in existing markets. This may include potential opportunistic acquisitions of, or investments in, complementary products, technologies or companies.

Competitive Advantages

        We believe the principal competitive factors in our market include scope and quality of service as well as access to technological innovation. We believe that our leading market position has been achieved through the seamless access we offer physicians to the spectrum of cardiac monitoring solutions available in the market which is a result of access, and often exclusive access, to the newest products and technologies through our parent companies. Our competitive advantages include:

  •
  Brand reputation and customer loyalty.    The high quality monitoring services we provide have helped us develop brand name recognition and loyalty with our referring physicians. As of September 30, 2006, we have service or product relationships with over 3,900 cardiologists, who we believe represent approximately 16% of all practicing cardiologists in the United States. We have experienced continuous growth of our physician client base with minimal attrition and it has grown by 9.9% over the past year. Since August 2005, the date our customer relationship management web-tracking program was implemented, only 12 cardiologists who have used our services have not enrolled patients with our services for more than 90 days. We are widely recognized by cardiologists throughout the United States as a premier provider of ambulatory cardiac monitoring services.

  •
  Network of private third party payors.    We have commercial contracts with over 400 private third party payors, including major health insurance companies that administer benefits for over 125 million people in the United States. In some instances, we have national contracts, or through a series of agreements, national coverage, with major insurance companies which allows all persons insured by such insurance companies in-network access to our services. We believe these agreements provide us with an advantage over competitors that do not have such agreements.

  •
  Access to advanced technology.    We have access, and in some instances, exclusive access, to Card Guard's products. Subject to certain limited exceptions, we have a ten-year license to purchase, distribute and use Card Guard's existing products in North America, on an exclusive or non-exclusive basis and a right of first offer to sell and commercialize any future products developed by Card Guard. We have the exclusive right for five years in the United States to use Card Guard's newest ADAS cardiac event monitor, the LifeStar ACT™, which we believe is the only ADAS device that uses smart cell phone processors to allow real-time acquisition and transmission of measurements and other data from the patient to the LifeStar ACT™ medical web-based center. We believe access to advanced technology helps us separate ourselves from our competitors and enables us to offer our physician clients a broader, and more advanced, spectrum of choices.

  •
  Scalable infrastructure.    We have the capacity to service a substantially greater number of patients across all service and product categories with our existing monitoring center infrastructure without significantly increasing fixed expenses.

  •
  Clinically validated, standardized processes.    Our workflow processes are overseen by specialist electro-physiologists that are specifically trained to implement the most advanced, effective monitoring methods. Our processes are supported by 174 standard operating procedures and an additional 140 working policies. On September 22, 2006, we received the Gold Seal of Approval™ from JCAHO, a non-profit organization recognized as the predominant standards-setting and accrediting body in health care in the United States. We were granted this accreditation for our compliance with JCAHO's standards and accreditation requirements related to ambulatory health care, including patient rights and treatments, infection control and administrative management. JCAHO's accreditation is valid for three years.

Our Service Offering

        Our cardiac monitoring services are prescribed by physicians who use our services to assist in the monitoring of their patients' cardiac event data, a key process needed to allow physicians to diagnose cardiac arrhythmias. After being prescribed our services, or enrolled, patients typically procure the monitoring devices from their physician or, to a lesser extent, directly from us by courier. We provide both monitoring services for diagnostic devices, such as holters and cardiac event monitors, as well as maintenance and monitoring of therapeutic cardiac rhythm management devices, such as pacemakers and ICDs, that are prescribed to prevent sudden cardiac death associated with cardiovascular disease.

Event Monitoring Services

        The process of cardiac event monitoring services for patients prescribed with our event monitors is illustrated below.

  Enrollment

        We begin monitoring patients at the request of the physician who enrolls patients with our services. Physicians can enroll their patients with us either over the phone or the internet. At the time of enrollment, a physician typically specifies the parameters of the clinically significant events they want monitored, as well as the manner and frequency in which they would like to be notified.

  Hook-up/Baseline Transmission

        Once enrolled, the patients typically obtain the monitoring devices we provide from their physicians, who also assist with the initial hook-up and initial, or baseline, transmission of the device. In some cases, we send patients the devices by overnight courier directly and provide them with one-on-one instructions over the phone for connecting the device. We then take a baseline transmission of the patient's cardiac events in order to be able to distinguish between the patient's normal cardiac events and potential future irregularities. The newest device we provide to users of our monitoring services, the LifeStar ACT™, has the ability to detect any problems associated with the initial connection and baseline transmission and allows us to correct such problems remotely.

  24-hour Monitoring

        The monitoring period is typically 20 to 30 days in the case where a patient has been enrolled with an MT or AD event monitor. In the case where a patient is enrolled with an MT event monitor, the patient will activate the device to record cardiac events during times he or she feels symptoms that may be associated with a cardiac arrhythmia, such as heart palpitations or dizziness. In the case where a patient is enrolled with an AD cardiac event monitor, the device activates itself to record events based on pre-programmed algorithms. When an event is captured, a patient is then responsible for reaching our cardiovascular certified cardiac technicians by phone and transmitting the data to them over the telephone line, or in the case of the LifeStar ACT™, an ADAS cardiac event monitor, such event data will be automatically transmitted to the monitoring center via cell phone. The monitoring period is concluded when either enough clinically significant event data is recorded such that a conclusive diagnosis of a cardiac arrhythmia can be made by a physician or when a patient completes the monitoring period.

        Due to the high risk of stroke associated with patients that may have AF, we have dedicated AF coordinators that directly oversee the management of these patients. With the acceptance by physicians of the LifeStar AF™ and with the expected roll-out of the LifeStar ACT™, we expect to provide an increasing volume of services for this high-risk patient population. Our dedicated AF coordinators are specifically trained to be able to manage larger events data sets, analyze significant event data and maintain a close dialogue with prescribing physicians. Our AF coordinators are responsible for direct daily interaction with physicians and patients to discuss event data that has been received on a patient to date and whether such event data is sufficient to determine the presence of AF. In addition, for patients that have been treated for AF with procedures such as catheter radiofrequency ablation or anti-arrhythmatic medication, we provide monitoring of the patients' progress to help determine the success of surgical procedures or pharmaceutical regimens they have had administered.

  Reporting Results

        Our certified cardiac technicians prepare test results for a patient's physician upon the occurrence of an event, on a daily basis, as well as a final report at the end of the monitoring period. Results are available to a physician either online or by fax. While we do not interpret the monitoring results, our certified cardiac technicians have been trained to identify certain clinically significant event transmissions that fall within certain parameters established by a patient's physician and if such a life-threatening event is transmitted by a patient in between reports, our certified cardiac technicians will immediately contact the patient's physician and may also contact emergency response personnel.

Holter Monitoring Service

        We also provide holter monitoring services for physicians that enroll patients in our services, as well as for clinical trial sponsors that use monitoring devices to better measure patients in regulatory studies. A patient that has been prescribed with one of the holters we offer will typically wear the device for 24 to 48 hours during which time the holter will create a digital recording of the patient's cardiac events. After this monitoring period, the patient will return the holter to his or her physician, who will then upload and transmit to us the digital recording of the patient's cardiac events. Based on an examination of the patient's cardiac events, our certified cardiac technicians will prepare and deliver timely reports to the patient's physician summarizing the monitoring results.

Pacemaker Monitoring Services

        Our pacemaker monitoring services are provided to medical professionals, including physicians and other personnel, to assist them in validating the performance of a pacemaker. Pacemakers are typically monitored between one and four times a year. Patients that have been enrolled with our services may transmit data from their pacemaker through the telephone to one of our monitoring centers. Our certified cardiac technicians monitor, among other things, a pacemaker's program settings, battery status and how it interacts with a patient's heart. This data is then summarized and a report is provided to the patient's physician.

Implantable Cardiac Defibrillator Monitoring Services

        In November 2006, we began offering monitoring services relating to ICDs as part of limited pilot studies. An ICD is a small electronic device implanted inside the chest to prevent sudden death from ventricular tachycardia by monitoring the heart's rhythm and sending electrical shocks to the heart to terminate any abnormal rhythm. Medicare announced in January 2006 that it intends to increase coverage for devices such as ICDs, which we believe will lead to greater adoption of these devices by physicians and an increased need for ICD monitoring services. We have entered into an agreement with Boston Scientific Corporation (formerly, Guidant Sales Corporation and Cardiac Pacemakers, Inc.) to be the exclusive U.S. provider of subcontracted monitoring services for certain of Boston Scientific's implantable cardiac devices. We have recently completed a successful initial pilot study of our monitoring services for Boston Scientific's implantable cardiac devices and are currently in the process of conducting a second inductive pilot study which verifies the functionality of software and communications for patients with Boston Scientific's inductive devices. While the current government regulations relating to reimbursement make providing these services difficult and costly, we hope that we can commence providing such services commercially to patients in the foreseeable future.

Planned Expansion into Monitoring for Clinical Research

        Historically, we have provided cardiac monitoring services for academic studies which we believe will serve as the groundwork for our expansion into cardiac monitoring, and eventually vital signs monitoring as well, for clinical research. We have secured multi-year clinical research contracts with an aggregate value of up to $1.4 million. In 2005, cardiac safety studies involved the analysis of 2.5 million ECGs according to an April 2006 article published by Applied Clinical Trials.

Planned Expansion into Ambulatory Monitoring of Vital Signs

        Within the broader spectrum of health care technology and health care information services, wireless medicine and remote medical monitoring has rapidly emerged as a service offering that can have a dramatic role in reducing health care costs and improve health care outcomes. We intend to provide services that will collect and warehouse patient vital signs data that can be used to remotely monitor the wellness of and help to manage patients that have been diagnosed with and are being treated for chronic diseases. We have received a non-exclusive license from Card Guard to sell and provide services relating to certain devices that feature an FDA-approved medical monitoring platform to health care providers and employee health programs (excluding consumer sales) in North America. These devices, together with the FDA-approved medical monitoring platform, will enable the generation of expansive vital signs monitoring data that could be used by physicians in connection with health screening, health maintenance and disease management programs.

Our Product Offering

        We offer a broad range of cardiac monitors in the United States and have a long history of leveraging our experience serving physicians and patients to develop and commercialize technologically advanced cardiac monitoring devices. We sell, distribute and provide services relating to technologically advanced cardiac monitoring devices and systems, including cardiac event monitors and holters, which we either assemble and own or purchase from Card Guard and other third parties. According to a 2004 industry survey by Frost & Sullivan, we sell over 34% of the cardiac event monitoring devices in the United States, which is more than double the market share of our largest competitor.

        As a subsidiary of Card Guard, we benefit from access, and in some cases, exclusive access, to Card Guard's technology. In addition, as the industry leader in cardiac event monitoring services, we are able to share the cardiac events to which we have access to develop devices with Card Guard that can better detect irregular rhythms. In addition, our experience with patients allows us to develop products that can enhance patient compliance with the monitoring process. We are the exclusive distributor of Card Guard's looping and non-looping devices (described below). In addition, Card Guard has granted us a non-exclusive license to distribute its vital signs monitoring devices and provide related services to health care providers and employee health programs (excluding consumer sales) in

North America. Finally, we have the first opportunity to sell and commercialize all of Card Guard's next-generation devices and technology intended for use by health care providers in the United States.

Selected Current Products

        The full range of cardiac event monitors that we either use in providing our services or sell include ADAS cardiac event monitors, AD looping cardiac event monitors (both with and without the capability to automatically detect AF), looping devices and non-looping devices. The following is a description of our key ambulatory cardiac monitoring device offerings and should be read in conjunction with the table set forth under "Business – Our Solution."

LifeStar ACT™

        The LifeStar ACT™ is a new cardiac event monitoring device which uses ADAS technology developed and owned by Card Guard for the detection of AF, bradycardia, tachycardia, pause and other cardiac arrhythmias. The LifeStar ACT™ will be used in conjunction with our cardiac event monitoring services. LifeStar ACT™ received FDA approval on August 23, 2006. We worked with Card Guard AG, our ultimate parent company, who developed Card Guard's LifeStar ACT™ device, which is the only ADAS product that can operate on any mobile telephony protocol. We have the exclusive right to use the LifeStar ACT™ and to offer services in the United States through 2011. We believe that the functionality and capabilities of the LifeStar ACT™ device will, over time, drive the acceptance of this product by physicians as a replacement for some traditional cardiac event monitoring devices. The key advantages associated with the LifeStar ACT™ device include the ability to accelerate identification of cardiac arrhythmias due to its automatic data transmission capabilities, as well as improved algorithms that can more accurately detect abnormalities. In addition, this device captures event data before and after the recorded cardiac arrhythmia takes place, which provides physicians with greater diagnostic capability. Finally, the LifeStar ACT™ device is programmable remotely, enabling our certified cardiac technicians to contact patients through the device. The LifeStar ACT™ device was developed to employ commercially available smart cell phones and was engineered to work with commercially available technologies so that it would be compatible with a spectrum of mobile telephony equipment manufacturers and network protocols.

LifeStar AF+™/ LifeStar AF™

        We believe that the LifeStar AF™ device is the first U.S. patented technology to automatically detect atrial fibrillation because it was the first cardiac event monitoring device to use software algorithms to differentiate between regular and irregular cardiac events and thereby automatically capture event data instead of relying on patient activation of the device. Adoption of the LifeStar AF™ device has been rapid since its introduction in 2002, and today, over 40,000 patients enroll with us to use the LifeStar AF™ annually. The LifeStar AF™ is a unique looping cardiac event monitor that can record up to ten minutes of cardiac events. In addition to recording patient-activated cardiac events, like MT event monitors, the LifeStar AF Express can automatically detect asymptomatic cardiac events and record AF, tachycardia and bradycardia. The LifeStar AF+™ improves on the LifeStar AF's capabilities in that it has the ability to record up to 18 minutes of data. Both devices are fully programmable based upon an enrolling physician's specifications.

King of Hearts™ II

        Our King of Hearts™ II device has the largest market share in the AD event monitor device category according to the 2004 Frost & Sullivan study. The King of Hearts II™ cardiac event monitor is a pager-sized, looping ECG cardiac monitor device with 18 minutes of memory. It has the ability to automatically detect bradycardia and ventricular tachycardia. It also records symptomatic cardiac events upon the press of a button.

LifeWatch Explorer™

        The LifeWatch Explorer™ is an MT cardiac event monitor with continuous looping memory. The LifeWatch Explorer can record and store up to six events. The data is transmitted by telephone to the LifeWatch™ monitoring center for further monitoring.

LifeWatch ER™

        The LifeWatch ER™ is a non-looping MT cardiac event monitor that a patient holds up to his heart when experiencing a cardiac event. This monitor can store up to six recordings in its memory. The data is transmitted by telephone to the LifeWatch™ monitoring center for further monitoring.

Digitrack Plus Digital Holter™

        The Digitrack Plus Digital Holter™ is a lightweight compact device, utilizing digital flash memory technology that enables it to provide continuous cardiac events recording for up to 48 hours. A patient event button and digital clock allow correlation of symptoms.

CarryAll Monitor.

        The CarryAll pacemaker monitor is a desk-top pacemaker monitor that can be used to remotely monitor a pacemaker patient. CarryAll monitor transmits realtime ECGs over the telephone. The transmitted ECG can be summarized for immediate review and interpretation by a physician.

Selected New Products

        Pursuant to our Distribution Agreement with Card Guard, we recently received the non-exclusive right to distribute in North America, and to provide monitoring services in the United States, in connection with certain products developed by Card Guard that are aimed at monitoring a more expansive set of vital signs. We expect to market these vital signs monitoring products to physicians and private third party payors in connection with health screening, health maintenance, disease management programs and associated services that we intend to provide. We expect to launch the HealtheKit™, a group of Card Guard vital signs monitoring products, in the first quarter of 2007 in North America. The HealtheKit™ is a line of products that can be customized to record, individually or collectively, measurements such as a user's ECG, heart rate, weight, body fat percentage and body temperature. It is Bluetooth-enabled and is designed to operate on a wireless FDA-approved platform for the collection, storage and analysis of patient health data for use in applications such as monitoring of patients with chronic diseases and wellness.

Reimbursement

        Our cardiac monitoring services are reimbursed by commercial insurers (traditional indemnity as well as health maintenance organizations, or HMOs) and by government payment programs. Approximately 30% of our cardiac monitoring services are currently reimbursed through Medicare. Commercial insurers may choose to follow Medicare rules, or may implement their own reimbursement rules.

Components of reimbursement.

        Our services include three general categories of cardiac monitoring services: cardiac event monitoring, holter monitoring, and implantable devices monitoring (i.e., pacemakers and ICDs). The reimbursement for both cardiac event monitoring and holter monitoring involves three components: (1) hook-up, recording and disconnection of the monitoring device; (2) monitoring of the patient's heart rhythm; and (3) the physician's interpretation of the monitoring results. Reimbursement for monitoring of implantable cardiac devices involves two components: (1) a professional fee, and (2) a technical fee.

        What is characterized as the "hook-up" of patients generally includes providing instructions to the patient on how to attach and detach the cardiac monitoring equipment and demonstrating to the patient how to transmit the data over the telephone, if necessary. Generally, the referring physician, not us, will furnish and bill third party payors for the hook-up charge, for the interpretation of the monitoring results, and for the professional fee for monitoring implantable cardiac devices. On occasion, we, and not the referring physician, will perform and bill for the hook-up. After the hook-up, an initial telephone call is made to us to transmit data required for a baseline report of that patient's cardiac function. Following this baseline transmission, we will continue to monitor the patient's cardiac rhythm during the monitoring period prescribed by the physician. Generally, we furnish and bill third party payors directly for the technical monitoring component, which includes conducting the baseline transmission and monitoring the patient's rhythm in connection with cardiac event and holter monitoring, and we also furnish and directly bill for the technical component of the monitoring of pacemaker devices.

Coding; reimbursement rates

        The American Medical Association (AMA) establishes a coding system for specific medical services and procedures, which are known as CPT codes. It is then up to the individual third party insurer, including government payors, to determine if, how much and when they will reimburse for certain CPT codes. Some of our services are covered by specific CPT codes, while other services cannot be accurately described by specific CPT codes, and are therefore covered by more general codes.

        Many third party payors, and particularly Medicare, will not reimburse for cardiac monitoring, unless the medical necessity of the monitoring has been demonstrated. Medicare rules specify the specific symptoms and/or specific diagnoses of the patient that must be present in order for the monitoring to be reimbursable. If the patient does not meet the established medical necessity guidelines and diagnoses and these are not properly documented for the use of specific diagnosis codes (known as ICD-9 codes), the service will not be reimbursed by the relevant third party payor. We have well defined operations to ensure that enrollment of patients meets the medical necessity for services and billing integrity is ensured.

        In connection with Medicare-covered services, often the policy to cover specific technologies for certain uses is determined on a national basis. Local Medicare contractors (i.e., fiscal intermediaries and carriers) are required to follow these national coverage decisions, or NCDs, where they exist. Where NCDs do not exist, it is up to the Medicare contractor to make local coverage determinations, or LCDs. Some NCDs and some LCDs cover certain, but not all, of our cardiac monitoring services. Accordingly, Medicare reimbursement for some of our services may be uncertain. Even in the event of NCDs, the actual reimbursement rates for cardiac monitoring are established by the local Medicare carriers and may vary from state to state. Reimbursement rates and availability of coverage for certain services by third party payors may also vary in different geographic regions and among payors in the same region.

        Reimbursement rates for cardiac monitoring services are generally reviewed on an annual basis by CMS and have generally increased annually with respect to Medicare since 2003. However, CMS has recently released a declining schedule of reimbursement rates applicable for cardiac monitoring services whereby reimbursement rates would decrease by an average of 3% in 2007. In addition, from 2008 to 2011, a declining rate on average of 3% has been proposed by CMS. CMS' proposed rates for 2008-2011 are not yet final and CMS is currently working with an industry coalition for cost and reimbursement evaluation. Reimbursement rates for cardiac monitoring services established by private third party payors have varied annually. Although specific reimbursement rates for LifeStar ACT™-related services have not yet been established, we have received pre-authorization from a number of insurance companies to receive reimbursement rates that are significantly higher than reimbursement rates currently received for our other cardiac event monitoring services.

        In 2005, we led the development of an IDTF industry coalition of remote cardiac services providers which meets on a quarterly basis to discuss reimbursement issues. Over the past year, the coalition has grown from four members to nine and is currently chaired by one of our employees. The objective of the coalition is to identify and present issues and problems to CMS relating to reimbursement, including recommendations on physician fee schedules, CPT coding changes and requests for new CPT codes that would recognize the value and efficiencies associated with our ambulatory cardiac event monitoring services.

Innovation

        Our Innovations group was established in August 2006 and consists of 14 information technology employees who are involved with leveraging our competitive advantages to optimize revenue generation within our markets. Our information technology platform integrates patient clinical data with financial, sale and marketing data that allows us to better manage our operations. The Innovations group is mandated with seeking innovative technical solutions and enhancing our current products to meet our consumers' needs. The Innovations group is currently pursuing new initiatives that are focused on providing a patient's clinical information to his or her third party payor and physician with the goal of better managing the delivery of health care through superior patient management.

Customers

Services

        Physicians, primarily cardiologists, are our largest source of customers due to the fact that they are primarily responsible for enrolling patients with our services. We typically provide our physicians with a certain number of our devices which the physician then provides to any patient the physician has enrolled with our monitoring services. Typically, we are reimbursed substantially or in full by private third party payors or the federal government, through Medicare or Medicaid.

Physicians

        We have a physician network of over 3,900 cardiologists, and of these, no single physician or group practice referred more than 1% of our revenues.

Third Party Payors

        We have relationships with over 400 private third party payors with whom we either have contracted rates or participate in their networks or programs and are eligible to accept reimbursement from them. These relationships include national and regional contracts with the major insurance companies in the United States as well as health benefit plan organizations. In addition, approximately one third of our revenues result from private third party payors that have not entered into contracts with us and where our reimbursement rates are negotiated on a case by case basis. The federal government, through Medicare, is our largest third party payor for services and accounts for approximately 30% of our consolidated revenues. No private third party payor is responsible for more than 10% of our consolidated revenues.

Products

        We sell monitoring devices to physicians, hospitals and other IDTFs. No single purchaser of our devices is responsible for more than 10% of our consolidated revenues.

Manufacture of Products

        We sell and distribute advanced monitoring devices, primarily cardiac event monitors, which are either manufactured by us or purchased from our parent companies or third parties. We sell and distribute these monitoring devices to physicians, hospitals and other IDTFs who use them to provide their own monitoring services. We currently manufacture our devices, including our King of Hearts™ II line of cardiac event monitoring devices and our CarryAll™ pacemaker, in our San Diego facility. We are in the process of moving our manufacturing operations to our new facility at O'Hare International Center II in Rosemont, Illinois and we expect that this move will be completed by December 31, 2006.

Sales and Marketing

        We focus on metropolitan service areas with populations greater than 500,000. We sell our services and devices through our national sales force, which is comprised of over 40 sales representatives that are responsible for specific geographic regions. Our account managers have extensive experience in the cardiovascular industry and can provide specialized expertise to the physician customers they serve. In addition, we have 68 customer relations and billing representatives dedicated to patient support, distribution and collections. These customer service representatives act as advocates that assist patients with billing and insurance issues. Finally, we have payor relations specialists devoted to strategic contracting with large private third party payors.

Competition

Services

        While we have a leading market share in cardiac event monitoring services, the market in which we operate is highly fragmented and characterized by a large number of smaller regional service providers. The market for our services is highly competitive and subject to changing technology and market dynamics.

        We believe the principal competitive factors in our market include:

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  quality of the service provided;

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  access to clinically advanced technologies;

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  reputation of service provider;

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  network of referring physicians and private third party payors;

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  quality of customer support; and

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  sales and marketing capabilities of the service provider.

        We are the leading IDTF provider of cardiac event monitoring services according to a 2004 Frost & Sullivan survey and hold a 19.4% share of this market. Our national IDTF competitors for cardiac event monitoring services include Raytel Medical Corporation, PDSHeart and Cardionet, each of which hold less than a 6.5% share of the cardiac event monitoring services market. We are also the leading IDTF provider of holter monitoring services according to the same survey, holding 8.8% of the holter monitoring services market. Our national IDTF holter monitoring services competitors include Raytel Cardiac Services, Health Monitoring Services of America and Biomedical Systems. Our main competitor for pacemaker monitoring is Raytel Cardiac Services, which is the leading provider of pacemaker monitoring services in the United States.

Devices

        In the United States, it is estimated that there are 30 companies that sell and distribute cardiac monitoring products. This market is segmented into Resting ECG Systems (ECG), Stress Testing Systems (Stress), ECG Data Management Systems (ECG DMS), Holter Monitoring Systems (Holter) and Cardiac Event Monitoring Systems (Event). The competitive factors within this market include the quality of algorithms with analysis tools, price, ease of use, reliability, and customer support and services provided after the sale of the device. The end user groups for these devices are hospitals, cardiology and electrophysiology practices, and professional nursing facilities.

        According to the 2004 Frost & Sullivan study, we hold the leadership position of cardiac event monitoring devices with 34.3% of the market. Our major competitors are Aerotel Medical Systems, TZ Medical Inc., Phillips Medical Systems and Del Mar Reynolds Medical, which hold 18.2%, 13%, 5.2% and 3.9% of the market, respectively. Of the total event market, 25.4% is made up of smaller companies. Some of the smaller companies which are well represented in the market include Advanced BioSensor, Braemar Inc., Biomedical Systems, Medicomp, Rozinn Electronics and Universal Medical Products.

Government Regulation and Supervision

General

        The health care industry is highly regulated by both state and federal government agencies. Regulation of health care services is an evolving area of law, and state regulation varies from jurisdiction to jurisdiction. State and federal regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules, and changes in applicable laws and rules occur frequently. During the past several years, substantial changes have occurred in the national health care delivery reimbursement systems, and we believe health care laws and regulations will continue to change. In addition, the operations of the health care industry and ownership and organization of individual participants in that industry have been subject to increasing scrutiny by federal, state and local government agencies. In response to perceived abuses and actual violations of the terms of existing federal, state and local health care payment programs, such agencies have increased their audit and enforcement activities, and additional federal and state legislation has been considered or enacted providing for civil and criminal penalties, including exclusion from federal health care programs, such as Medicare and Medicaid, for engaging in certain prohibited activities.

Physician licensure laws

        The practice of medicine, including the practice of cardiology and telemedicine, is subject to state licensure laws, regulations and approvals. Physicians who provide professional medical services to a patient via a telemedicine system must, in some states and under specified circumstances, hold a valid license to practice medicine in the state in which the patient is located.

Corporate practice of medicine; fee splitting

        Many states have laws known as corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical decisions by physicians. In these states, typically only a licensed health care professional or professional corporation in which the shares are held by licensed physicians or other medical professionals may provide medical care to patients. Many states also have some form of fee-splitting law that prohibits certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of health care services with entities, including other physicians, who are not part of the earning physician's practice group.

        If arrangements between business corporations and physicians are found to violate corporate practice of medicine or fee-splitting laws, the relevant contracts could be found legally invalid and unenforceable and the business corporation and/or the physicians could be subject to civil, or in some cases criminal, penalties. The various state laws on fee-splitting and corporate practice of medicine, and the interpretations of such laws, vary from state to state and are enforced by state courts and state regulatory authorities, each with broad discretion.

Health Insurance Portability and Accountability Act of 1996

        Numerous state and federal laws govern the collection, dissemination, use and confidentiality of patient and other health information, including the administrative simplification provisions of HIPAA, as well as state laws. HIPAA applies directly to covered entities, which include health plans, health care clearinghouses and many health care providers. The rules promulgated pursuant to HIPAA include the Standards for Privacy of Individually Identifiable Health Information, for which compliance by most entities was required by April 16, 2003, Security Standards, for which compliance by most entities was required by April 21, 2005, and the Standards for Electronic Transactions, for which compliance by most entities was required by October 16, 2003. The privacy rule, security rule, and electronic transactions and code sets rule each establish certain standards regarding health information. These rules' standards concern, respectively, the privacy of information when it is used and/or disclosed; the confidentiality, integrity and availability of electronic health information; and the content and format of certain identified electronic health care transactions. Other federal and state laws also protect the confidentiality of health information. In many cases, these laws are not preempted by HIPAA. These laws governing health care information impose civil and criminal penalties for their violation and can require substantial expenditures of financial and other resources for information technology system modifications and for implementation of operational compliance.

Medicare and Medicaid reimbursement programs

        Medicare is a federal program that provides eligible persons age 65 and over and certain disabled persons with a wide range of health benefits, including physician and diagnostic services. Medicare is administered on a federal basis by CMS, and regionally by fiscal carriers and intermediaries which contract with CMS to administer the Medicare program. Medicaid is a federal/state entitlement program that pays for medical assistance for certain individuals and families with low incomes and resources. Within broad national guidelines established by federal statutes, regulations, and policies, each state establishes its own Medicaid eligibility standards; determines the type, amount, duration, and scope of services; sets the rate of payment for services; and administers its own program.

        The Medicare and Medicaid programs impose extensive and detailed requirements on medical services providers, including but not limited to, rules that govern relationships between diagnostic testing facilities and physicians, how and when claims for reimbursement for medical services can be submitted, what qualifications the physicians and certified cardiac technicians must have, and where certain types of medical or diagnostic services can be provided in order to obtain reimbursement for such services. The Medicare carriers and intermediaries in each state can impose local coverage decisions or determinations, which can also affect how reimbursable medical services can be provided, and when reimbursable claims can be submitted.

Anti-Fraud and Abuse Laws

        The health care industry is subject to extensive federal and state regulation with respect to financial relationships between health care providers and payors, as well as the filing of claims, kickbacks and self-referral prohibitions. These laws are interpreted broadly and enforced aggressively by multiple government agencies, including the Office of Inspector General of the Department of Health and Human Services, the Department of Justice and various state authorities. Anti-fraud and abuse laws include extensive federal and state regulations applicable to financial relationships with hospitals, physicians and other health care providers and entities. In particular, federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for referring Medicare or other government sponsored health care program business as well as the purchasing, leasing, ordering, or arranging for or recommending of any service, good, item or facility for which payment may be made by a government sponsored health care program. Many states have similar anti-kickback and self-referral laws, some of which are not limited to services reimbursed by federal health care programs. Promotional, marketing and sales activities of those in the health care industry must comply with these federal and state laws, including anti-kickback statutes, and these laws prevent the health care industry from using various marketing activities that are commonplace in other industries.

        There are a variety of other federal and state anti-fraud and abuse laws authorizing the imposition of penalties for filing false or fraudulent claims for reimbursement with government sponsored health care programs. The federal False Claims Act prohibits the filing of false claims in federal health care programs. The False Claims Act also allows private citizens to sue on behalf of the government through its whistleblower provisions. Recently, the government has taken the position that violations of other laws, such as the anti-kickback law, may cause the filing of claims that should also be prosecuted as violations of the False Claims Act. In addition, many states, have enacted state false claims laws and the Deficit Reduction Act of 2005 (which became law in 2006), provides financial incentives to those states that currently do not have state false claims laws to enact such laws. Finally, there are also statutes commonly known as civil money penalty and exclusion laws that authorize administrative fines and exclusion from government programs if an individual or company that filed a false claim knew or should have known that the claim was false, and for other offenses. Recently federal enforcement authorities have argued that these laws can also be violated when claims are filed for reimbursement where services fail to meet applicable quality standards.

        Violations of many anti-fraud and abuse laws are punishable by substantial penalties, including monetary fines, civil penalties, criminal sanctions, exclusion from participation in government sponsored health care programs, such as Medicare and Medicaid, and forfeiture of amounts collected in violation of the laws. These anti-fraud and abuse laws are broadly worded and have been broadly interpreted by courts.

        HIPAA also established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of health care services. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the federal False Claims Act covers in connection with governmental health programs.

Intellectual Property

        Our principal intellectual property assets include our brand, trademarks and patents covering some of our cardiac monitoring devices. We rely primarily on trade secret and unfair competition laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect these assets. We hold the registered trademarks in the United States for "LifeWatch" and "Instromedix."

        In addition, we rely upon Card Guard for the intellectual property relating to certain products we purchase from them for distribution or for use in connection with some of our monitoring services.

        We enter into confidentiality and proprietary rights agreements with our employees, affiliated physicians, consultants and other third parties and control access to software, documentation and other proprietary information.

        If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third party technologies that are incorporated into some elements of our services. Licenses from third party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken or will take to protect our intellectual property rights or that Card Guard has taken or will take to protect its intellectual property rights in its products we sell or use in providing our services may not be adequate. Third parties may infringe or misappropriate our or Card Guard's proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we or Card Guard fail to protect our or Card Guard's proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Legal Proceedings

        On December 15, 2004, Cookston Cardiovascular, Inc., filed a complaint against Card Guard Scientific Survival Ltd., Card Guard AG, Card Guard Europe B.V. and LifeWatch Holding Corporation (erroneously sued as LifeWatch Holdings, Inc.) in the Superior Court of the State of California, County of Los Angeles. The complaint alleged causes of action for breach of contract and tortious breach of the implied covenant of good faith and fair dealing relating to certain contracts entered into starting in 1996 between Card Guard Israel and H. Stephen Cookston and Cookston Cardiovascular, Inc., due to Card Guard Scientific Survival Ltd.'s alleged failure to pay commissions on sales of products to a certain customer (referenced in such contracts as QDCS) since January 2001. QDCS is an entity, the assets of which were subsequently acquired by Matria Healthcare, Inc., and thereafter acquired by us on February 1, 2001. The claim, in essence, is about Card Guard's alleged failure to pay Cookston commissions (in the amount of 10%) on sales of products from some Card Guard entities (Card Guard Scientific Survival Ltd. and Instromedix) to another (LifeWatch Holding). No specific amount of damages was alleged in the complaint. On November 1, 2006, Card Guard Scientific Survival, Ltd. was awarded summary judgment and the compliant was dismissed in its entirety against Card Guard Scientific Survival, Ltd. On November 30, 2006, together with Card Guard's other affiliates, we filed a stipulation with the court of their agreement with Cookston to dismiss them, without prejudice, from this action, subject to the successful appeal by Cookston of the summary judgment in favor of Card Guard Scientific Survival, Ltd. The Court entered the dismissals on December 1, 2006.

        In addition, from time to time, we are involved in various legal proceedings arising in the ordinary course of our business activities. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business, and believe that the resolution of the current claims will not have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount of damages resulting from a current or future claim, an unfavorable resolution of a claim could materially affect our future results of operations, cash flows or financial position.

Facilities and Assets

        Our executive offices and headquarters are in Buffalo Grove, Illinois. Our executive offices together with the clinical, customer services and distribution occupy approximately 32,000 square feet in Buffalo Grove, Illinois under leases that expire on January 14, 2009, with an option to renew for one additional three year term. Our redundant call center facilities in Boca Raton, Florida occupy approximately 5,500 square feet under leases that expire in February 2009. In August 2006, we entered into a 12 month lease for a new clinical call center in Philadelphia, Pennsylvania which occupies approximately 305 square feet.

        On November 15, 2006, we entered into a long-term office lease with OIC Midwest LLC for up to 50,308 square feet of space located at O'Hare International Center II in Rosemont, Illinois. This lease commences in January 2007 and expires in March 2019. However, for a specified early termination fee, we will have the right to terminate the lease effective as of February 28, 2015. Rent for the initial space leased increases throughout the initial term, from approximately $600,000 per year for the first full year of the lease to approximately $750,000 per year in the final year, in addition to our annual proportionate share of operating expenses for the premises. Provided that during the initial term of the lease we continuously operate an amount of space that meets the minimum threshold set forth in the lease, we will have the option of renewing the lease for two additional periods of five years each, and the rent for those renewal terms will be set to match the rents then being charged by the landlord for comparable premises. In addition, we have a right of first refusal with respect to certain additional space at this property in the event the landlord receives a bona-fide offer from a third party to rent such space, provided we have continuously operated all our leased space throughout the lease term to that point. In addition, for a specified eighteen month period between the third and fifth years of the initial term, the landlord agrees to try to provide us with additional rental space if we so require, provided we have continuously operated all our leased space throughout the lease term to that point.

        We have developed a strategic plan to consolidate our operations in San Diego, California, formerly our manufacturing facility, with our operations in Buffalo Grove, Illinois. We are in the process of integrating both of these facilities into one fully functional location at O'Hare International Center II that would serve our administrative, clinical service, call center and manufacturing needs. We will be integrating our San Diego and Buffalo Grove offices and operations in three phases. We are currently engaged in the first phase of moving our manufacturing operations to the O'Hare International Center II and expect that we will be completed by December 31, 2006. The second and third phase of our integration involves moving our clinical services and administrative operations from Buffalo Grove, Illinois to the O'Hare International Center II which we expect to complete by March 30, 2007. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

        Our long-lived assets, including goodwill and other acquired intangible assets are located primarily in the United States.

Employees and Independent Contractors

        As of September 30, 2006, we employed an aggregate of 308 employees. None of our employees are represented by a labor union. We consider our relationship with our employees and independent contractors to be in good standing.

Intercompany Agreements

        We are a party to several agreements with our parent companies. Our agreements with our parent companies are particularly important because of some of the technology and intellectual property we use and of the products we distribute relate to these agreements. Please see our discussion in "Certain Relationships and Related Party Transactions."

History and Development of our Company

        The business of our two subsidiaries, LifeWatch Holding and Instromedix, were acquired by our parent companies in two separate transactions in January and August 2000, respectively. In February 2001 we acquired the business of our largest competitor in the services business, Quality Diagnostic Services, Inc. Prior to October 2006, all of the outstanding shares of LifeWatch Holding (other than options to employees representing the right to purchase up to approximately 2% of such shares) and Instromedix were held by Card Guard Scientific Survival Ltd., a corporation organized under the laws of the State of Israel, and Card Guard Europe B.V., a corporation organized under the laws of the Netherlands, both wholly-owned subsidiaries of Card Guard AG, a corporation organized under the laws of Switzerland and publicly traded on the SWX Swiss Exchange. In July 2006 we formed our company, LifeWatch Corp., and in October 2006 our parent companies contributed the shares of LifeWatch Holding and Instromedix to us in exchange for 9,000,000 common shares of LifeWatch Corp.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)
Frederick J. Mindermann	45	President and Chief Executive Officer
Francis J. Leonard	51	Chief Financial Officer
Roger K. Richardson	47	Chief Operating Officer
J. Victor Josebachvili	51	Director
Dr. Abraham Sartani	59	Director
Urs Wettstein	51	Director

        In addition, Dr. Jonathan T. Lord has agreed to join our board of directors and to become the non-executive Chairman of our board of directors effective January 1, 2007.

        Frederick J. Mindermann has served as Chief Executive Officer of the Company since October 2006 and as President and Chief Executive Officer of LifeWatch Holding and Instromedix since July 2006. Prior to that, Mr. Mindermann was the Chief Operating Officer for LifeWatch Holding since July 2005 and assumed responsibilities for Instromedix since December 2005. Prior to joining us, Mr. Mindermann served as a Senior Vice President for the Aegis Group from 2004 to 2005. From 2002 to 2004, he served as Chief Executive Officer for Health Source One, LLC. and also served as an International Senior Vice President (Business Development) for our parent company Card Guard AG in 2002. From 1999 to 2002, Mr. Mindermann served as the Executive Vice President for the International Home Healthcare Group of AGA-Linde Healthcare. He also served in senior and national executive positions with U.S. Medical Systems and Siemens Medical Division. Mr. Mindermann holds a diploma in Histology from Madison General School of Histology, an Associate in Applied Science degree in Respiratory Care from Madison Area Technical College, a Bachelor of Science in Business Administration from Wesleyan College, a Masters of Business Administration degree from Cardinal Stritch College, and is currently pursuing a Masters of Philosophy Degree in Wellness and Natural Medicine from Clayton College.

        Francis J. Leonard has served as our Chief Financial Officer since October 2006. Prior to joining us, Mr. Leonard was Chief Financial Officer for Apropos Technology Inc., a developer and distributor of software for contact centers, from 2000 to 2005. Prior to that, Mr. Leonard was employed at BT Office Products International Inc., a distributor of office products and furniture, as Corporate Controller, Chief Accounting Officer from 1995 to 1997 and as Vice President of Finance, Chief Financial Officer from 1997 to 2000. He holds a Bachelors of Science degree in Accounting from Bradley University.

        Roger K. Richardson has served as our Chief Operating Officer since July 2006, while previously serving as an Executive Vice President. Prior to joining us, Mr. Richardson was a Senior Operational Vice President for Linde Gas Therapeutics from 1999 to 2006 and from 1996 to 1999 was the Vice President of High Tech Services of Housecall, part of the Adventist Health Systems. Mr. Richardson has been a Regional Director for Hospital Corporation of America and has served on the Board for the Tennessee Association of Respiratory Care, and National Health Occupation Students of America. He was also a Post Secondary Advisor for the Tennessee Department of Health Occupations. Mr. Richardson has received many awards, including Hospital Corporation of America's national Frist Humanitarian Award, Housecall's CEO's Top Executive Achievement Award, and National

Distinguished Service Awards from both the American Association for Respiratory Care and the Health Occupation Students of America group. Mr. Richardson received his clinical training in Respiratory and Pulmonary Function Technology at Vanderbilt University Medical Center, he holds an Associate of Applied Sciences degree from California College of Health Science and has received his credentials as a Registered Respiratory Therapist, Registered Pulmonary Function Technologist, and Pediatric Specialist from the National Board for Respiratory Care.

        J. Victor Josebachvili has served as Director of the Company since October 2006. Mr. Josebachvili is the founder of Harbor Hills Partners, LLC, a financial advisory boutique, where he has been a Managing Partner since January 2003. He is also the Co-Chairman of DoveBid Valuation Consultants, a global valuation consulting firm based in Los Angeles. Prior to founding Harbor Hills, Mr. Josebachvili was a Managing Director in JP Morgan's Global M&A Group from 1995 to 2002. He created and led Chase Manhattan Bank's New York-based merger advisory practice for Latin America and, upon Chase's merger with JP Morgan in 2000, he became Vice Chairman Latin America for JP Morgan Securities. Mr. Josebachvili has also held similar positions at Bankers Trust and Citibank. During the past fifteen years, he has advised major U.S. and European multinationals, governments and leading private companies in over three dozen corporate transactions. In addition, Mr. Josebachvili has been a guest speaker at numerous professional conferences throughout the Americas, and is a regular guest lecturer at New York University's Executive MBA Program and Columbia University's School of International and Public Affairs. He holds a B.Sc. (cum laude) from the Technion-Israel Institute of Technology in Industrial Engineering and an MBA from Columbia University Graduate School of Business.

        Dr. Abraham Sartani has served as a Director of the Company since October 2006. Dr. Sartani has been a non-executive member of the board of directors of Card Guard AG since May 2003. Dr. Sartani received his medical education at the Universities of Tel Aviv and Bologna and his specialist (cum laude) degree in Endocrinology at the University of Pavia. Since April 1980, Dr. Sartani has been involved with the business and commercial aspects of medicine and drug development and has filled various executive positions in pharmaceutical companies in Italy. In September 1985, Dr. Sartani was appointed Medical Director at Recordati S.p.A., one of the largest pharmaceutical companies in Italy. He was later promoted to become the head of the Pharmaceutical Research & Development division, a position he currently retains. From 1999, he has been responsible for Recordati's licensing activities. Dr. Sartani has published numerous scientific papers and is a co-inventor of several patents. Together with other members of his team, he was awarded the Atomo d'Oro award in 1993 and the Premio Galeno award in 1994. Dr. Sartani is also a member of the board of directors of Card Guard AG, Pharmos Inc., Can Fite Biopharma Ltd., and Nanopass Technologies Ltd. He is a member of prominent scientific organizations, including the New York Academy of Sciences, the International Association for the Study of Pain, the American Management Association and he is also a Fellow of the Royal Society of Medicine.

        Urs Wettstein has served as a Director of the Company since October 2006. Mr. Wettstein has been a non-executive Vice Chairman of the board of directors of our parent company Card Guard AG since its incorporation in July 2001 and is also a member of Card Guard AG's executive and compensation committee and audit committee. Mr. Wettstein has served as an advisor to numerous initial public offerings in Europe and operates an accounting, auditing and consultancy office in Zurich, Switzerland. Prior to joining Card Guard AG, he was an auditor with Coopers & Lybrand AG, Zurich, and a tax consultant in the joint tax department of Coopers & Lybrand/Schweiz Treuhandgesellschaft, in Zurich. Mr. Wettstein graduated as a Certified Public Accountant (Dipl. Wirtschaftsprüfer). Other than being a Director of Card Guard AG and our Company, Mr. Wettstein has no further board memberships or permanent management and consultancy activities, nor does he hold any official functions and political posts.

        Dr. Jonathan T. Lord will serve as a Director and non-executive Chairman of our board of directors beginning in January 2007. Dr. Lord has been a Senior Vice President and Chief Innovation Officer of Humana, Inc. since September 2002. Dr. Lord joined Humana in April 2000 and also served as its Chief Medical Officer from 2000 to 2001 and as its Chief Clinical Strategy and Innovation Officer from 2001 to 2002. Before joining Humana, Dr. Lord was President of Health Dialog, an internet provider of health information, from 1999 to 2000. Prior to that, he served as Chief Operating Officer of the American Hospital Association from 1995 to 1999. A forensic pathologist with 21 years' experience, Dr. Lord has served as a consultant to JCAHO, and in 2002 received the Karen Coughlin Individual Disease Management Leadership Award from the Disease Management Association of America, or DMAA, for his contributions to the care of persons with chronic disease. Dr. Lord served as President of DMAA from 2001 to 2002 and in 2002 was appointed to the prestigious National Advisory Council for Healthcare Research and Quality, where as part of a select group of health care leaders, he provided advice to the U.S. Secretary of Health and Human Services. Currently, Dr. Lord serves as a director of Stericycle Inc., a health care infection control and compliance company, and Neurometrix Inc., a Boston-based medical device company.

Director Independence

        In September 2006, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Dr. Sartani, representing one of our three directors, is currently an "independent director" as defined under the rules of the Nasdaq Global Market. Prior to the completion of this offering, we intend to increase the number of our "independent directors."

        Under the corporate governance standards of the Nasdaq Global Market, by no later than the first anniversary of the completion of this offering, a majority of our directors must be independent directors. We intend to reconstitute our board of directors prior to the first anniversary of the completion of this offering in order to comply with these requirements.

Committees of the Board of Directors and Meeting Attendance

        While we currently have not established an any board committees, we expect to establish an audit committee and a compensation committee by the time we complete this offering.

        Audit Committee.    The audit committee of the board of directors will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm; the scope of the annual audits as well as the results of the annual audits; approving audit and non-audit services provided to us by the independent registered public accounting firm as well as the fees for such services; the organization and scope of our internal system of audit, financial and disclosure controls; our financial reporting activities, including our annual report, and the accounting standards and principles followed; the performance of our independent registered public accounting firm; and our accounting practices. The board of directors has determined that            meets the requirements for independence and financial literacy under the current requirements of the Nasdaq and the Securities and Exchange Commission rules and regulations. The board of directors has also determined that                  is an "audit committee financial expert" as defined by SEC rules and satisfies the financial sophistication requirements of the Nasdaq.

        Compensation Committee.    The compensation committee of the board of directors will recommend, review and oversee the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The compensation committee will also administers our compensation plans.

        Our board of directors may from time to time establish other committees as it deems necessary or appropriate.

Director Compensation

        Prior to the consummation of this offering, we intend to adopt a compensation program for outside directors. We currently expect that, pursuant to this program, each non-employee director will receive the following compensation for board services, as applicable:

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  $8,000 per quarter for services as a director;

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  $2,000 for each board meeting attended in person and $500 for each committee meeting attended in person;

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  an additional $5,000 for each board meeting or committee meeting attended in person if the director or committee member is required to travel from Europe to the United States or from the United States to Europe to attend a board or committee meeting in person; and

  •
  a one time grant of options to purchase 10,000 of our shares for each board member and options to purchase 50,000 of our shares for the chairman of the board.

Compensation Committee Interlocks and Insider Participation

        No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

        The following table sets forth the total compensation earned during the year ended December 31, 2005 by our former and current senior executive officers. We refer to these individuals as our "named executive officers."

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position(1)	Year	Salary	Bonus	Other annual compensation	Securities Underlying Options	All Other Compensation
Yacov Geva(2) Former Chief Executive Officer of LifeWatch Holding	2005	$—	$—	—	—	$421,894
Frederick J. Mindermann(3) President and Chief Executive Officer	2005	82,286	49,750	—	—	21,653
Ori Braun(4) Former President and Chief Operating Officer of LifeWatch Holding	2005	96,923	31,423	—	—	113,782
Ofer Sandelson(5) Former Chief Executive Officer of Instromedix	2005	67,123	—	—	—	37,318
David Barach(6) Former President of Instromedix	2005	161,090	35,000	—	—	78,561

(1)
Mr. Leonard joined us on October 31, 2006 as the Chief Financial Officer and had no prior affiliation before that date.

(2)
Mr. Geva served as the President and Chief Executive Officer of LifeWatch Holding from July 2005 to July 2006 and was replaced by Mr. Mindermann. Mr. Geva's compensation includes a car and housing allowance, $371,379 allocated as the portion of Mr. Geva's compensation received from Card Guard, as well as stock-based compensation related to Card Guard options owned by him.

(3)
Mr. Mindermann became our President and Chief Executive Officer on October 26, 2006. Mr. Mindermann joined LifeWatch Holding in July 2005 as the Chief Operating Officer and was the President and Chief Executive Officer of LifeWatch Holding and Instromedix since July 2006. Mr. Mindermann's other compensation includes a car and housing allowance and stock-based compensation related to Card Guard options owned by him.

(4)
Mr. Braun served as the President and Chief Operating Officer of LifeWatch Holding from April 2005 to July 2005 and was replaced by Mr. Geva in his capacity as the President and by Mr. Mindermann in his capacity as the Chief Operating Officer. Mr. Braun's other compensation includes unused vacation pay, a car allowance and severance.

(5)
Mr. Sandelson served as the Chief Executive Officer of LifeWatch Holding and Instromedix from September 2002 to April 2005. Mr. Sandelson's other compensation includes unused vacation pay, a car and housing allowance and moving expenses.

(6)
Mr. Barach served as the President of Instromedix from April 2005 to February 2006. Mr. Barach's other compensation includes accrued severance and stock-based compensation related to Card Guard options owned by him.

Stock Option Grants

        On November 30, 2006 and December 7, 2006, we granted options to purchase 600,000 shares of our common stock to certain of our directors, executive officers and employees and those of our affiliates pursuant to the LifeWatch Corp. 2006 Stock Incentive Plan. These options were granted at an exercise price of $7.22 per share. The options to purchase our common stock are conditional upon the consummation of this offering and such options will terminate automatically and be of no further effect if this offering is not consummated within two years.

        Certain directors, executive officers and employees of our subsidiaries have been granted options to purchase shares in LifeWatch Holding and Card Guard AG.

        Following the completion of this offering, we do not intend to grant any additional options to purchase shares of LifeWatch Holding.

Employment Agreements and Change in Control Arrangements

Employment Agreements

        Three of our senior executives, Messrs. Mindermann, Leonard and Richardson, have entered into employment agreements with us. The following summaries of the material provisions of the employment agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the provisions of each described agreement.

        Frederick J. Mindermann.    We entered into an employment agreement with Mr. Frederick J. Mindermann on December 1, 2006, pursuant to which Mr. Mindermann was appointed as our President and Chief Executive Officer for a period of 37 months ending on December 31, 2009. Mr. Mindermann is entitled to an annual base salary of $220,000, an annual performance bonus of up to 30% of his base salary and annual car and housing allowances of $18,000. The agreement provides that Mr. Mindermann's annual base salary will increase to $250,000 and his annual housing allowance will increase by $6,000 if we meet or exceed our first quarter 2007 financial projections. The term of this agreement may be automatically extended for successive 12-month terms unless either we or Mr. Mindermann provides three months prior written notice of a decision not to further extend the term of the agreement. If we notify Mr. Mindermann of our decision not to extend the scheduled term of his agreement beyond the initial or any subsequent term without cause, subject to certain exceptions, he is entitled to receive his base salary and benefits for two months. If we terminate Mr. Mindermann's employment without cause and there has not been a change in our control, subject to certain exceptions, he is entitled to receive his base salary and benefits for the lesser of six months or the remaining term of his employment.

        Francis J. Leonard.    We have entered into an employment agreement with Mr. Leonard for his appointment as our Chief Financial Officer which is on similar terms to Mr. Mindermann's employment agreement described above except that Mr. Leonard is entitled to an annual salary of $190,000, an annual performance bonus of up to 25% of his base salary and an annual car allowance of $6,000.

        Roger K. Richardson.    We have entered into employment agreement with Mr. Richardson for his appointment as our Chief Operating Officer which is on similar terms to those of Messrs. Mindermann and Leonard described above. Mr. Richardson is entitled to an annual salary of $150,000 and annual performance bonus of up to 25% of his base salary. Mr. Richardson's agreement also provides that his annual base salary will increase to $175,000 if we meet or exceed our first quarter 2007 financial projections.

Change in Control Arrangements

        Our employment agreements with Messrs. Mindermann, Leonard and Richardson provide that in the event they are terminated within three months after a change in our control, they will be entitled to receive their base salaries at the rate in effect on their termination date and any other benefits provided to them as of the date of their termination for a period of 12 months after the date of termination. These agreements also provide for the acceleration of vesting of stock option awards following a change in our control.

Employee Benefit Plans

2006 Stock Incentive Plan

        Our board of directors adopted our 2006 Stock Incentive Plan on October 26, 2006. Our 2006 Stock Incentive Plan provides for the grant of stock options. We anticipate that following the completion of this offering we will continue to issue awards under our 2006 Stock Incentive Plan.

        Share Reserve.    A total of one million shares of our common stock is authorized for issuance under the 2006 Stock Incentive Plan. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of, among other things, a spin-off, stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2006 Stock Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy the purchase price of an award or tax withholding obligations.

        Eligibility, Term and Administration of Awards.    A committee of our board administers our 2006 Stock Incentive Plan (the "Committee"). In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the Committee will consist of two or more "outside directors" within the meaning of Section 162(m). The Committee has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

        Stock Options.    The Committee determines the exercise price of options granted under our 2006 Stock Incentive Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m), the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The Committee determines the term of all options.

        Upon termination of a participant's service with us or with a subsidiary of ours, he or she may exercise his or her vested options for the period of time stated in the option agreement. In the absence of a stated period in the option agreement, if termination is due to death or disability, the option will remain exercisable for 12 months after such termination. In all other cases and if not otherwise stated in the option agreement, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

        Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Committee. The Committee will determine the number of shares of restricted stock granted to any employee, director or consultant. The Committee may impose whatever conditions to vesting it determines to be appropriate. For example, the Committee may set restrictions based on the achievement of specific performance goals. The Committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Stock Appreciation Rights.    Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock from the date of grant to the exercise date. The Committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

        Performance Units and Performance Shares.    Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. The Committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit/share, the Committee, in its sole discretion, may reduce or waive any performance objectives or other vesting provision for such performance unit/share. Performance units will have an initial dollar value established by the Committee on or before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The Committee, in its sole discretion, may pay earned performance units/shares in the form of cash, in shares or in a combination thereof.

        Effect of a Change in Control.    Our 2006 Stock Incentive Plan provides that in the event of our "change in control," the Committee may determine that the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards may become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the Committee.

        Transferability.    Unless otherwise determined by the Committee, the 2006 Stock Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

        Additional Provisions.    Our 2006 Stock Incentive Plan will terminate on or after the tenth anniversary of the earlier of the date the 2006 Stock Incentive Plan is adopted or the date of stockholder approval.

Retirement Plans

        401(k) Plan.    We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following 90 days of employment and participants are able to defer up to 60% of their eligible compensation subject to applicable annual Internal Revenue Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants. We currently match 50% of contributions up to 6% with vesting annually over a five year period. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. All employee contributions are 100% vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations on Liability and Indemnification Matters

        We will be amending and restating our certificate of incorporation and bylaws effective as of the consummation of this offering to limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders,

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of the shares of our common stock by:

  •
  each person known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Common stock subject to options and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this prospectus, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

        The percentages in the following table are based on a total of 9,000,000 shares of our common stock outstanding on September 30, 2006. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

        Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each person or entity listed below is c/o LifeWatch Corp., 1351A Abbott Court, Buffalo Grove, Illinois.

	Shares Beneficially Owned
		Percent
	Number	Before Offering	After Offering
5% Stockholders:
Card Guard AG(1)	9,000,000	100%
Directors and Executive Officers(2)
Frederick J. Mindermann(3)	0	0%
Francis J. Leonard	0	0%
Roger K. Richardson(4)	0	0%
J. Victor Josebachvili(5)	0	0%
Dr. Abraham Sartani	0	0%
Urs Wettstein(6)	0	0%

(1)
Card Guard Scientific Survival Ltd. and Card Guard Europe B.V., each direct or indirect wholly-owned subsidiaries of Card Guard AG, own 2,388,600 and 6,611,400 of our shares, representing 26.54% and 73.46% of our shares before this offering, respectively.

(2)
On November 30, 2006 and December 7, 2006 certain of our directors and executive officers were granted options to purchase our shares. See "Executive Compensation — Stock Option Grants."

(3)
Excludes options to purchase 50,000 shares of our common stock at an exercise price of $7.22 per share which vest over a four-year period from the date of the grant on a 25% basis and are not otherwise exercisable within 60 days of the date of this prospectus.

(4)
Excludes options to purchase 15,000 shares of our common stock at an exercise price of $7.22 per share which vest over a four-year period from the date of the grant on a 25% basis and are not otherwise exercisable within 60 days of the date of this prospectus.

(5)
Excludes options to purchase 50,000 shares of our common stock at an exercise price of $7.22 per share which vest over a four-year period from the date of the grant on a 40/30/20/10 basis and are not otherwise exercisable within 60 days of the date of this prospectus.

(6)
Excludes options to purchase 350,000 shares of our common stock at an exercise price of $7.22 per share which vest over a four-year period from the date of the grant on a 40/30/20/10 basis and are not otherwise exercisable within 60 days of the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Described below are transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $60,000, and

  •
  a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

        We have also described certain other transactions with our directors, executive officers and stockholders.

Loans with Parent Companies

        Since October 2001, we have entered into numerous loan agreements with one of our parent companies whereby we have been granted loans by or have issued capital notes to such parent company in the aggregate principal amount of approximately $27.6 million, which includes accrued interest on such debt as of September 30, 2006 of approximately $2.8 million. We intend to use a portion of the proceeds from this offering to repay these amounts in full.

Employment Arrangements and Indemnification Agreements

        We have entered into employment arrangements with certain of our executive officers. See "Executive Compensation — Limitations on Liability and Indemnification Matters."

        We also expect to enter into indemnification agreements with each of our directors and officers. The indemnification agreements and our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management — Employment Agreements and Change in Control Arrangements."

Stock Option Grants

        On November 30, 2006 and December 7, 2006, we granted certain options to purchase our shares to our executive officers and directors pursuant to our 2006 Stock Incentive Plan. See "Executive Compensation — Stock Option Grants" and "Principal Stockholders."

Agreement With Harbor Hills

        On May 12, 2006, we entered into an engagement agreement with Harbor Hills Partners, LLC, of which J. Victor Josebachvili is a Managing Partner. Pursuant to this agreement, Harbor Hills agrees to act as our financial advisor in connection with our corporate reorganization and this offering. As compensation, we agreed to pay Harbor Hills a monthly retainer fee of $10,000, commencing June 1, 2006. In addition, upon the successful completion of this offering, Harbor Hills is entitled to receive 1.0% of the gross proceeds of the initial public offering (prior to any reductions for expenses, including underwriting discounts and commissions) up to $50.0 million, and 0.75% of the gross proceeds of this offering (prior to any reductions for expenses, including underwriting discounts and commissions) in excess of $50.0 million. We also agreed to reimburse Harbor Hills for all its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify it and it affiliates from any liabilities they incur in connection with such services, subject to customary exceptions. The agreement expires on June 30, 2007 and may be terminated by us with or without cause at any time and by Harbor Hills with cause at any time or without cause upon 90 days advance written notice to us.

Harbor Hills will not be entitled to its fee under the agreement unless we successfully complete this offering during the term of the Harbor Hills agreement, except that such fee will be due if: (i) the agreement expires or is terminated by us without cause; (ii) this offering is consummated within one year of such expiration or termination; and (iii) this offering is consummated with the underwriters acting as book runners or co-managers at the time of such expiration or termination or any other underwriters with whom we met during the term of the agreement.

Distribution Agreement

        On September 7, 1999 one of our parent companies entered into a Distribution Agreement with a former affiliate that was subsequently assigned to our subsidiary, Instromedix. On November 30, 2006 we amended this Distribution Agreement. The Distribution Agreement, as so amended, grants us: (i) exclusive distribution rights in the United States and non-exclusive distribution rights in Canada and Mexico for the distribution of Card Guard Scientific Survivals traditional cardiac event monitoring devices, which includes the LifeWatch Explorer™ and the LifeWatch ER™; (ii) non-exclusive distribution rights in the United States, Canada and Mexico for the distribution of Card Guard's vital signs monitoring devices to health care providers and employee health programs; and (iii) non-exclusive distribution rights in the United States, Canada and Mexico for the distribution of any other products upon which the parties may agree from time to time. The prices charged by Card Guard may be amended from time to time; provided that, Card Guard reserves the right to change such prices (other than with respect to accepted orders) once a year to reflect the changes in the direct costs of manufacturing the products. The term of this Distribution Agreement continues through December 31, 2016 and may be automatically renewed for consecutive two year periods unless written notice of termination is provided at least 90 days prior to the end of each term. The agreement may be terminated immediately upon written notice by each party if: (i) there is a material breach or failure to perform by the other party that remains uncured within 30 days of written notice; (ii) bankruptcy or insolvency proceedings filed or a general assignment for the benefit of creditors made with respect to the other party; or (iii) the other party becomes controlled by a competitor of the terminating party.

        Pursuant to this Distribution Agreement, there were purchases of products from our parent companies of approximately $0.9 million for the nine months ended 2006 and approximately $2.1 million, $1.6 million and $2.0 million for the years ended 2005, 2004 and 2003, respectively. Moreover, there were sales of products to our parent companies of approximately $0.2 million, $0.0 million, $0.1 million and $0.1 million for the nine months ended 2006 for the years ended 2005, 2004 and 2003.

Exclusive Sales Agreement

        On November 30, 2006, our subsidiary, LifeWatch Holding and one of our parent companies entered into an exclusive sales agreement with respect to the sale of the LifeStar ACT™ and any related parts and equipment. Pursuant to this agreement, Card Guard has granted us the exclusive rights to purchase and provide monitoring services with the LifeStar ACT™ in the United States through December 31, 2011, and a non-exclusive right to do so through December 31, 2016. To maintain exclusivity under the agreement we must purchase a minimum aggregate amount of $3 million of LifeStar ACT™ products per fiscal year. The price of the products shall be Card Guard's standard prices and prior to December 31, 2011 may only be increased with our consent. From January 1, 2012, Card Guard may charge product prices as is reasonably required by market demand. This agreement also provides that if Card Guard independently develops any new technology or products that may be used in our existing or contemplated business to the extent such products or technology would be used by health care providers and not sold to consumers, then we shall have the first opportunity to sell, distribute, license or otherwise commercialize such technology or products in the United States to health care providers so long as no other party offers to do so on better terms (financial or otherwise). Under the agreement, Card Guard maintains any intellectual property rights related to the LifeStar ACT™ products and any derivatives, improvements or future versions and we can only use the products we purchase to provide monitoring services. The agreement may be terminated immediately upon written notice by each party if: (i) there is a material breach or failure to perform by the other party that remains uncured within 30 days of written notice; (ii) bankruptcy or insolvency proceedings filed or a general assignment for the benefit of creditors made with respect to the other party; or (iii) the other party becomes controlled by a competitor of the terminating party.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

        Immediately following the completion of this offering, our authorized capital stock will consist of            shares, with a par value of $0.01 per share, of which:

  •
  shares are designated as common stock; and

  •
  shares are designated as preferred stock.

        At September 30, 2006, we had outstanding 9,000,000 shares of common stock, held of record by Card Guard Scientific Survival Ltd. and Card Guard Europe B.V. and no shares of preferred stock.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        Our board of directors has the authority, without further action by the stockholders, to issue from time to time preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        Certain provisions of Delaware law as well as our certificate of incorporation and bylaws, as amended and restated, contain or will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

        As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Directors Removed Only for Cause

        Our amended and restated certificate of incorporation will provide that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

  •
  Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  At or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

        Section 203 of the Delaware General Corporation Law will not apply to transactions between us and our parent companies.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is        . The transfer agent's address is        and its telephone number is         .

Nasdaq Global Market Listing

        We will be applying to have our common stock listed on the Nasdaq Global Market under the symbol "LIFE."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Upon the completion of this offering, a total of                        shares of common stock will be outstanding. Of these shares, all                        shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        As a result of the lock-up agreements described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

        In addition, none of the 600,000 shares of our common stock that were subject to stock options outstanding as of the date of this offering and the                        shares issuable upon the exercise of options that will be granted immediately upon the consummation of this offering will have vested as of the date of this offering and none will be eligible for sale 180 days following the effective date of this offering.

Rule 144

        In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

        We, all of our directors and officers and the other holders of shares of common stock outstanding immediately prior to this offering have agreed that, subject to certain exceptions, without the prior written consent of Cowen and Company, LLC, Jefferies & Company, Inc. and Piper Jaffray & Co., we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Registration Rights

        The contribution agreements dated October 26, 2006 with our parent companies provide them with certain "piggy-back" registration rights. Under the contribution agreements our parent companies have the right to include any of our shares owned by them in any registration we (or any third party) effects under the Securities Act, other than in connection with this offering or registrations of our shares of common stock on Form S-4 or S-8, subject to specified exceptions. The managing underwriter of any underwritten offering has a right to limit on a pro rata basis the number of shares registered by these stockholders. We must pay all expenses, except for underwriters' discounts and commissions incurred in connection with these "piggy-back" registration rights.

Registration Statements

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or that will be granted immediately upon the consummation of this offering or reserved under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, to the extent any holder of options is subject to a lock-up agreement, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a summary of certain United States federal income and estate tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. This discussion does not address all aspects of United States federal taxes that may be relevant to a non-U.S. holder of common stock. For example, in the case of a non-U.S. holder that is a partnership, the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level. This discussion also does not address foreign, state and local tax consequences. Special rules may apply to certain non-U.S. holders, such as insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction, "controlled foreign corporations," and "passive foreign investment companies," which are subject to special treatment under the United States Internal Revenue Code (the "Code"). Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified with retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

        Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        As used in this section, a "non-U.S. holder" of common stock means a holder that is not (1) a citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, or a partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, United States Treasury regulations provide otherwise, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        An individual may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days in which the individual was present in the current year, one-third of the days in which the individual was present in the United States in the immediately preceding year, and one-sixth of the days in which the individual was present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

Dividends

        As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, any dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-U.S. holder must properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. However, dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and not be subject to back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements and may be required to obtain a United States taxpayer identification number.

        A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS").

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder; (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (3) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897 of the Code for United States federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period.

        A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

        We believe that we are not, and do not anticipate becoming, a "U.S. real property holding corporation" for United States federal income tax purposes.

Information Reporting and Backup Withholding

        We must generally report to the IRS the amount of dividends paid to non-U.S. holders and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. However, payment of the proceeds of a sale of common stock conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or allowed as a credit against the holder's United States federal income tax liability provided the required information is furnished to the IRS.

Federal Estate Tax

        Individual non-U.S. holders and entities the property of which is potentially includible in such an individual's gross estate for United States federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable estate tax treaty benefit, the common stock will be treated as United States situs property subject to United States federal estate tax.

UNDERWRITERS

        We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares
Cowen and Company, LLC
Jefferies & Company, Inc.
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and Card Guard have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Overallotment Option to Purchase Additional Shares.    We have granted to the underwriters an option to purchase up to             additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

        Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $            and are payable by us.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to Company

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $                              per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

        Market Information.    Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        We have applied for the quotation of our common stock on the Nasdaq Global Market under the symbol "LIFE".

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

        Lock-Up Agreements.    Pursuant to certain "lock-up" agreements, we and our executive officers, directors and our stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC, Jefferies & Company, Inc. and Piper Jaffray & Co. for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit parties to the "lock-up" agreements, among other things and subject to restrictions, to: (a) participate in tenders involving the acquisition of a majority of our stock, (b) participate in transfers or exchanges involving common stock or securities convertible into common stock or (c) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

        Directed Share Program.    At our request, the underwriters have reserved up to         shares of our common stock for sale, at the initial public offering price, through a directed share program to members of our management, and our employees and directors. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced to the extent the reserved shares are purchased in the directed share program. Any reserved shares of common stock not purchased through the directed share program will be offered to the general public on the same basis as the other common stock offered hereby.

        Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Other Relationships.    Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they are received, and may in the future receive, customary fees.

LEGAL MATTERS

        The validity of the shares offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Davis Polk & Wardwell, New York, New York is representing the underwriters in connection with this offering.

EXPERTS

        Our consolidated financial statements as of and for the year ended December 31, 2005, included in this Registration Statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's significant transactions with Card Guard AG, who have also agreed to provide financial support to the Company, if needed, through January 1, 2008) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        Our consolidated financial statements as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, included in this Registration Statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's significant transactions with Card Guard AG) of Kesselman and Kesselman, an independent registered public accounting firm and a member of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in accounting and auditing. The address of Kesselman and Kesselman is Trade Tower, 25 Hamered Street, Tel Aviv 68125 Israel.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
December 31, 2005 and September 30, 2006
(in thousands except share and per share data)

	2005	2006	Pro forma (Note 3) 2006
ASSETS
Current assets:
Cash and cash equivalents	$6,005	$6,765
Accounts receivable, net of allowances of $5,041 and $3,827 (including $10 and $0 from Parent, respectively)	6,523	6,399
Inventories, net	799	1,147
Prepaid and other current assets	589	593
Deferred income taxes	947	947

Total current assets	14,863	15,851

Non-current assets:
Property and equipment, net	5,004	5,577
Goodwill	18,650	18,650
Intangible assets, net	2,841	2,143
Other non-current assets	192	787
Deferred income taxes	5,098	3,991

Total non-current assets	31,785	31,148

Total assets	$46,648	$46,999

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Trade accounts payable (including $582 and $804 to Parent, respectively)	$2,617	$4,360	$
Revolving line of credit	2,255	2,616
Current maturities of long-term obligations (including $1,320 and $0 to Parent, respectively)	4,467	3,661
Accrued and other liabilities	3,949	4,974

Total current liabilities	13,288	15,611

Long-term liabilities:
Long-term obligations, net of current maturities (including $8,124 and $4,885 to Parent, respectively)	15,214	11,561
Capital note from Parent	22,683	22,683

Total long-term liabilities	37,897	34,244

Commitments and contingencies
STOCKHOLDERS' DEFICIT
Common stock, $0.01 par value, 20,000,000 shares authorized, 9,000,000 shares issued and outstanding	90	90
Additional paid-in-capital	34,488	34,967
Accumulated deficit	(39,115)	(37,913)

Total stockholders' deficit	(4,537)	(2,856)

Total liabilities and stockholders' deficit	$46,648	$46,999	$

The accompanying notes are an integral part of these consolidated statements.

LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Nine months ended September 30, 2005 and 2006
(in thousands, except share and per share data)

	2005	2006
Revenues:
Services	$27,866		$31,073
Products	6,145		5,860

Total revenues	34,011		36,933

Cost of revenues:
Services	14,370		14,773
Products	4,254		4,118

Total cost of revenues	18,624		18,891

Gross profit	15,387		18,042
Operating expenses:
Sales and marketing	6,983		7,347
General and administrative	6,038		4,948
Restructuring and other costs	157		2,335

Total operating expenses	13,178		14,630

Operating income	2,209		3,412
Other(income)/expense
Interest income	(26)		(72)
Interest expense (includes $490 and $282 to Parent, respectively)	1,195		976
Other income, net	(4)		(14)

Total other expense	1,165		890

Income (loss) before income taxes	1,044		2,522
Income tax expense	15		1,320

Net income	$1,029		$1,202

Net income per common share:
Basic	$0.11		$0.13
Diluted	0.11		0.13
Weighted average number of common and common equivalent shares outstanding:
Basic	9,000,000		9,000,000
Diluted	9,000,000		9,000,000
Pro forma net income (loss) per common share (Note 3):
Basic		$
Diluted
Pro forma weighted average number of common shares and common equivalent shares outstanding (Note 3):
Basic
Diluted

The accompanying notes are an integral part of these consolidated statements.

LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
Nine months ended September 30, 2006
(in thousands, except share amounts)

	Number of Shares of Common Stock Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2005	9,000,000	$90	$34,488	$(39,115)	$(4,537)
Services rendered for the Company by Parent considered contributed capital			353		353
Stock based compensation			126		126
Net income				1,202	1,202

Balance at September 30, 2006	9,000,000	$90	$34,967	$(37,913)	$(2,856)

The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine months ended September 30, 2005 and 2006
(in thousands)

	2005	2006
Cash flows from operating activities:
Net income	$1,029	$1,202
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,103	2,635
Allowance for doubtful accounts and contractual allowances	5,524	1,901
Accrued interest expense on long-term obligation to Parent	492	283
Stock based compensation	61	126
Services rendered by Parent	592	353
Deferred income tax expense	—	1,107
Changes in operating assets and liabilities:
Accounts receivable	(3,703)	(1,777)
Inventories	(480)	(348)
Prepaid expenses and other assets	94	(82)
Accounts payable (including $276 and $661 to Parent, respectively)	619	1,743
Accrued liabilities	315	1,025

Net cash provided by operating activities	7,646	8,168

Cash flows from investing activities:
Purchase of property and equipment	(1,310)	(2,510)

Net cash used in investing activities	(1,310)	(2,510)

Cash flows from financing activities:
Borrowings on revolving line of credit, net of repayments	(460)	361
Borrowings of long-term obligations	2,293	2,733
Repayment of long-term obligations (including loans from Parent of $3,009 and $4,842, respectively)	(5,187)	(7,475)
Transaction costs paid in preparation for initial public offering	—	(517)

Net cash used in financing activities	(3,354)	(4,898)

Net increase in cash and cash equivalents	2,982	760
Cash and cash equivalents
Beginning of period	2,425	6,005

End of period	$5,407	$6,765

The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2006
(amounts in thousands except share and per share data)

1. Nature of Business

        LifeWatch Corp. and its subsidiaries ("LifeWatch" or the "Company") serve the cardiac segment of the telemedicine industry as a national service provider and manufacturer of equipment to physicians, clinics and hospitals. The Company provides cardiac monitoring services to physicians for their high-risk and chronically ill patients. The Company also manufactures and markets a family of advanced diagnostic and therapeutic cardiology devices, including cardiac event recorders, pacemaker monitors, and wireless vital signs monitoring systems used by physicians to monitor their patients.

        LifeWatch Corp. is a wholly-owned subsidiary of Card Guard AG, a Swiss company, listed on the SWX exchange, through certain of Card Guard AG subsidiary companies (collectively herein referred to as "the Parent"). The Parent has agreed to provide third party debt guarantees and other financial support, as needed, through January 1, 2008.

2. Basis of Presentation

        The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with Accounting Principles Board ("APB") No. 28, Interim Financial Reporting, regarding interim financial information and, accordingly, do not include all the information disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2003, 2004 and 2005, included in this registration statement. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to state fairly the financial position of the Company as of September 30, 2006, the results of operations for the nine month periods ended September 30, 2005 and 2006; changes in stockholders equity for the nine months ended September 30, 2006; and cash flows for the nine month periods ended September 30, 2005 and 2006. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results for the full year or the results for any future periods. The consolidated balance sheet as of December 31, 2005 has been derived from audited financial statements as of that date.

        The consolidated financial statements have been derived from the historical financial statements and accounting records of the Company and include certain expense allocations from the Parent. The allocations have been specifically identified as relating to the operations of the Company and therefore have been reflected as a contribution to capital and related operating expense of the Company. The allocations include direct payroll and benefit costs for identified employees plus estimated overhead costs to support the activities of the identified employees. Allocated amounts, based on hours worked for the Company, totaled $592 and $353 for the nine months ended September 30, 2005 and 2006, respectively, and have been recorded in the statement of operations within the following sections:

	2005	2006
Cost of revenues — services	$70	$0
Sales and marketing	105	24
General and administrative	417	329

Total	$592	$353

        Included in the above costs for September 30, 2005 and 2006 are costs of services of $15 and $0, sales and marketing of $7 and $3 and general and administrative of $33 and $4, respectively, for stock based compensation in the form of stock options issued by the Parent.

        The Company considers these allocations to be a reasonable reflection of the utilization of services provided however, the expenses allocated to the Company for these items are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate independent entity.

        During the nine months ended September 30, 2005 and 2006, the Company had purchases of $1,446 and $893 from the Parent.

3. Pro forma Balance Sheet and Income (Loss) Per Share

        The pro forma balance sheet data at September 30, 2006, reflects the repayment of approximately $27.6 million of outstanding intercompany indebtedness and the issuance of            shares as part of the Company's initial public offering used to make the repayment; and the issuance of stock options in November and December of 2006 to directors and employees of the Parent, which will be recorded as a dividend upon issuance as if the issuance of shares, repayment of the debt and issuance of the stock options occurred on September 30, 2006.

        The pro forma net income/(loss) per common share, and weighted average number of common and common share equivalent shares outstanding for the nine-months ended September 30, 2006, reflect the repayment of approximately $27.6 million of outstanding intercompany indebtedness, the issuance of            shares as part of the Company's initial public offering used to make the repayment and the elimination of the related interest expense, and the issuance of stock options in November and December of 2006 to directors and employees of the Parent, which will be recorded as a dividend upon issuance as if the issuance of shares repayment of debt and issuance of options occurred on January 1, 2006.

4. Inventories

        Inventories at December 31, 2005 and September 30, 2006 consist of the following:

	2005	2006
Raw materials	$399	$665
Finished products	535	586

Total inventories	934	1,251
Less reserves for excess and obsolete items	(135)	(104)

Total inventories, net	$799	$1,147

5. Accrued and Other Liabilities

        Accrued and other liabilities at December 31, 2005 and September 30, 2006 consist of the following:

	2005	2006
Accrued salary and employee benefits	$1,640	$1,498
Deferred revenue	1,101	1,587
Accrued liabilities — other	1,208	1,889

	$3,949	$4,974

6. Basic and Diluted Net Income (Loss) Per Common Share

        The Company's basic net income (loss) per common share amounts have been computed by dividing net income (loss) by the weighted average number of common shares. For the diluted net income (loss) computation, the Company includes the impact of the outstanding options from the LWHC option plan. The stock options granted and outstanding from the Parent company have been excluded from the computation of potential common shares.

        Income per share for the nine-months ended September 30, 2005 and 2006 is calculated as follows:

	2005	2006
Net Income	$1,029	$1,202
Less: Amount related to minority interest ownership due to LWHC options outstanding	—	(13)

Net income attributable to common shareholders of the Company used to calculate diluted income per share	$1,029	$1,189

Weighted average number of common and common share equivalent shares — basic and diluted	9,000,000	9,000,000
Income per share
Basic	$0.11	$0.13
Diluted	0.11	0.13

7. Stock-Based Compensation

        On July 1, 2005, the Company adopted the provisions of SFAS No. 123 (R) using the modified prospective method. SFAS 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in shared-based payment transactions. Prior to the adoption of SFAS No. 123(R), the Company followed the intrinsic value method in accordance with APB No. 25, to account for its employee stock options and share-based awards. Accordingly, no compensation expense was recognized for share-based awards granted in connection with the issuance of stock options under the Card Guard AG's equity incentive plans. The resulting effect on net income (loss) and earnings per share for the nine months ended September 30, 2005 if the company had applied the fair value recognition provisions of SFAS No. 123 would be as follows:

Net income (loss), as reported	$1,029
Add:
Stock based employee compensation cost, net of taxes, included in net income, as reported	37
Deduct:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related taxes	(81)

Pro forma net income (loss)	$985

Net income (loss) per common share:
Basic — as reported	$0.11
Diluted — as reported	0.11
Basic — pro-forma	0.11
Diluted — pro-forma	0.11

        For purposes of calculating the compensation expense consistent with SFAS 123, the fair value of each grant for the nine months ended September 30, 2005 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	Card Guard Option Plan
	2005	2006
Expected volatility	96%	87%
Expected dividend yield	None	None
Expected risk-free interest rate	3.92%	4.57%
Average expected life (in years)	4.00	4.00

8. Revolving Line of Credit

        The Company's operating subsidiary, LWHC, had a $3,500 revolving line of credit facility agreement with a lending institution that expired on June 10, 2006. On June 10, 2006, the lending institution renewed the revolving line of credit agreement with LWHC for another three years through June 10, 2009 and modified certain of the financial terms, including changing the interest rate to LIBOR plus 3%. The line of credit can be increased, under certain limitations, up to $5,000 based on eligible accounts receivable. The line of credit is collateralized by an interest in the accounts receivable of the Company. The line of credit facility also contains quarterly financial covenants related to tangible net worth and debt coverage.

        In October 2006, LWHC entered into a credit facility with a bank guaranteed by our Parent to provide for additional borrowings up to $2,000. All loans under the facility must be drawn by May 31, 2007 with each draw no less than $500. Each draw is due in equal quarterly installments over a three year period plus accrued interest. Interest will be charged at LIBOR plus 1.8%. There have been no borrowings under this credit facility.

9. Income Taxes

        Reconciliation of the federal statutory rate of 34% to the Company's effective tax rate for the nine months ended September 30, 2005 and 2006 was as follows:

	2005	2006
Computed income tax expense	34.0%	34.0%
State and local taxes, net of federal tax benefit	4.8%	4.8%
Carve-out expenses from Parent	13.6%	9.4%
Write-off of foreign affiliate bad debt	4.1%	2.1%
Non-deductible meals and entertainment	1.1%	1.1%
Other non-deductible expenses	1.3%	2.4%
Change in valuation reserve	(57.6)%	(1.5)%

Total income tax expense	1.3%	52.3%

        In the fourth quarter of 2005, based on current and expected profitability, the Company determined that it was more likely than not, that the deferred tax assets in its LWHC subsidiary would be realized and released the valuation allowance of $6.0 million on those assets.

10. Stock Option Plans

        A summary of the activity of the Card Guard Option Plan, for the nine months added September 30, 2005 and 2006 for employees of the Company, is presented below:

	2005	2006
Options outstanding, beginning of period	431,000	427,000
Options granted	232,000	93,000
Options exercised	—	(62,000)
Options forfeited	(201,000)	(102,000)

Options outstanding, end of period	462,000	356,000

Exercisable	164,000	177,000
Weighted average exercise price, exercisable at the end of the period	$3.37	$3.47

        The last stock options granted under the LWHC Option Plan were in 2000. The Company has no plans to issue any further options under this plan. Forfeitures totaled 40 option shares in the year 2005. At September 30, 2006, there were 1,400 options outstanding, all vested, with an option grant price of $260. These options have a contractual term that ends in October 2010. At September 30, 2005 and 2006 the options had an intrinsic value of $0 and $391, respectively.

11. Restructuring and Other Costs

        Restructuring and others costs were $157 and $2,335 for the nine months ended September 30, 2005 and 2006, respectively. In 2005, the Company recorded charges associated with staff reductions in the service center and marketing departments. In 2006, the Company incurred legal and other consulting fees associated with the reorganization of the U.S. corporate structure which included the formation of the Company. There were also additional professional fees associated with the audit of the Company's financial statement upon formation. The remaining balance on the restructuring accrual created in 2003, of $2 at December 31, 2005 was fully utilized in the nine months ended September 30, 2006.

12. Commitments and Contingencies

        Litigation — In December 2004, a corporate plaintiff filed a compliant against the Parent Company and LWHC in the Superior Court in Los Angeles, California, claiming breach of contract and tortuous breach of covenants of good faith and fair dealing of certain contracts entered into starting in 1996, due to the Parent's alleged failure to pay commission on sales of systems to a certain customer. In November 2006, the court ruled in favor of the Company however, it is expected that the plaintiff will file an appeal. At this stage the Company is unable to predict the outcome of this litigation and have not established an accrual for this matter because a loss is not determined to be estimable or probable.

        From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have a material adverse effect on the financial position, results of operations or cash flows of the Company.

13. Segment Reporting

        LifeWatch provides monitoring services to doctors and cardiologists and manufactures cardiac monitoring devices The Company's segments are organized by services and products and are sold throughout the United States.

        The information in the following table for the nine months ended September 30, 2005 and 2006 is derived from the segments' internal financial reports used for corporate management purposes:

	2005	2006
Revenues
Services	$27,866	$31,073
Products	8,451	8,085
Elimination of inter-company activity	(2,306)	(2,225)

	$34,011	$36,933

Operating income (loss)
Services	$2,361	$3,859
Products	1,055	152
Elimination of inter-company activity	(616)	(247)
General corporate	(591)	(352)

	$2,209	$3,412

14. Subsequent Events

        On October 27, 2006, the Company announced to employees of its Instromedix subsidiary in San Diego, California that it was moving the manufacturing operations to Illinois. This move will result in the termination of 23 employees between December 31, 2006 and March 31, 2007. Expected severance costs will be reflected as part of the restructuring provision to be recorded in the fourth quarter while the retention pay component will be expensed over the period the services are rendered. As the Company plans to cease using the San Diego facility by December 31, 2006, the fourth quarter of the year ending December 31, 2006 charge is expected to include costs of facility termination. The Company is also reviewing its fixed assets and leasehold improvements to determine which assets are being abandoned or disposed of to measure the loss on fixed assets.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
LifeWatch Corp.:

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly in all material respects, the financial position of LifeWatch Corp. and its subsidiaries ("the Company") at December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule II listed in the accompanying index presents fairly, in all material respects, the information set forth therein as of and for the year ended December 31, 2005, when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As discussed in Note 1, the Company has entered into significant transactions with Card Guard AG, the Parent company, a related party. Card Guard AG has guaranteed certain third party bank debt and has agreed to provide financial support to the Company, if needed, through January 1, 2008. As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2005.

PricewaterhouseCoopers LLP
Chicago, Illinois
December 13, 2006

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
LifeWatch Corp.:

        We have audited the consolidated balance sheet of LifeWatch Corp. (the "Company") and its subsidiaries as of December 31, 2004 and the consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004 and the financial statement schedule II listed in the accompanying index for the two years ended, December 31, 2004 and 2003. These financial statements and financial statement schedule II are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule II listed in the accompanying index presents fairly, in all material respects, the information set forth therein as of, and for the two years ended, December 31, 2004 and 2003, when read in conjunction with the related consolidated financial statements.

        As discussed in Note 1 to the financial statements, the Company has entered into significant transactions with Card Guard AG, the Parent Company, a related party.

December 13, 2006 Tel-Aviv, Israel	Kesselman & Kesselman A member of PricewaterhouseCoopers International Limited

LIFEWATCH CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005
(in thousands, except share and per share data)

	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$2,425	$6,005
Accounts receivable, net of allowances of $6,976 and $5,041 (including $259 and $10 from Parent, respectively)	8,234	6,523
Inventories, net	819	799
Prepaid and other current assets	698	589
Deferred income taxes	—	947

Total current assets	12,176	14,863

Non-current assets:
Property and equipment, net	6,348	5,004
Goodwill	18,650	18,650
Intangible assets, net	3,773	2,841
Other non-current assets	449	192
Deferred income taxes	—	5,098

Total non-current assets	29,220	31,785

Total assets	$41,396	$46,648

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Trade accounts payable (including $0 and $582 to Parent, respectively)	$1,607	$2,617
Revolving line of credit	1,632	2,255
Current maturities of long-term obligations (including $0 and $1,320 to Parent, respectively)	2,744	4,467
Accrued and other liabilities	3,293	3,949

Total current liabilities	9,276	13,288

Long-term liabilities:
Long-term obligations, net of current maturities (including $14,533 and $8,124 to Parent, respectively)	22,694	15,214
Capital note from Parent	22,683	22,683

Total long-term liabilities	45,377	37,897

Commitments and contingencies
STOCKHOLDERS' DEFICIT
Common stock, $0.01 par value, 20,000,000 shares authorized, 9,000,000 shares issued and outstanding	90	90
Additional paid-in-capital	33,589	34,488
Accumulated deficit	(46,936)	(39,115)

Total stockholders' deficit	(13,257)	(4,537)

Total liabilities and stockholders' deficit	$41,396	$46,648

The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2003, 2004 and 2005
(in thousands, except share and per share data)

	2003	2004	2005
Revenues:
Services	$37,085	$37,175		$37,546
Products	9,352	8,149		8,873

Total revenues	46,437	45,324		46,419

Cost of revenues:
Services	20,382	20,003		19,003
Products	7,413	5,658		6,335

Total cost of revenues	27,795	25,661		25,338

Gross profit	18,642	19,663		21,081
Operating expenses:
Sales and marketing	8,323	8,630		9,492
General and administrative	10,750	6,731		8,119
Impairment of goodwill	1,206	—		—
Restructuring and other costs	432	—		157

Total operating expenses	20,711	15,361		17,768

Operating income (loss)	(2,069)	4,302		3,313
Other(income)/expense
Interest income	(9)	(34)		(37)
Interest expense (includes $835, $851 and $618 to Parent, respectively)	1,774	1,732		1,562
Other income, net	(35)	(16)		(4)

Total other expense	1,730	1,682		1,521

Income (loss) before income taxes	(3,799)	2,620		1,792
Income tax (benefit)/expense	5	55		(6,029)

Net income (loss)	$(3,804)	$2,565		$7,821

Net income (loss) per common share:
Basic	$(0.42)	$0.29		$0.87
Diluted	(0.42)	0.29		0.86
Weighted average number of common and common equivalent shares outstanding:
Basic	9,000,000	9,000,000		9,000,000
Diluted	9,000,000	9,000,000		9,000,000
Pro forma net income (loss) per common share (unaudited) (Note 4):
Basic			$
Diluted
Pro forma weighted average number of common shares and common equivalent shares outstanding (unaudited) (Note 4):
Basic
Diluted

The accompanying notes are an integral part of these consolidated statements.

LIFEWATCH CORP. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
Years ended December 31, 2003, 2004 and 2005
(in thousands, except share amounts)

	Number of Shares of Common Stock Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at January 1, 2003	9,000,000	$90	$13,665	$(45,697)	$(31,942)
Capital contribution by Parent			19,487		19,487
Services rendered for the Company by Parent considered contributed capital			144		144
Net income (loss)				(3,804)	(3,804)

Balance at December 31, 2003	9,000,000	90	33,296	(49,501)	(16,115)
Services rendered for the Company by Parent considered contributed capital			293		293
Net income (loss)				2,565	2,565

Balance at December 31, 2004	9,000,000	90	33,589	(46,936)	(13,257)
Services rendered for the Company by Parent considered contributed capital			785		785
Stock based compensation			114		114
Net income (loss)				7,821	7,821

Balance at December 31, 2005	9,000,000	$90	$34,488	$(39,115)	$(4,537)

The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2004 and 2005
(in thousands)

	Year Ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income (loss)	$(3,804)	$2,565	$7,821
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,421	5,290	4,173
Impairment of goodwill	1,206	—	—
Allowance for doubtful accounts and contractual allowances	8,014	4,857	3,993
Provision for excess and obsolete inventory	78	306	—
Accrued interest expense on long-term obligation to Parent	936	843	620
Stock based compensation	—	—	114
Services rendered by Parent	144	293	785
Deferred income tax benefit	—	—	(6,045)
Changes in operating assets and liabilities:
Accounts receivable	(3,270)	(2,700)	(2,282)
Inventories	1,257	95	20
Prepaid expenses and other assets	(716)	1,114	366
Accounts payable (including $582 to Parent in 2005)	(1,546)	(4)	1,010
Accrued liabilities	(5,376)	364	656

Net cash provided by operating activities	4,344	13,023	11,231

Cash flows from investing activities:
Purchase of property and equipment	(2,016)	(2,539)	(1,897)

Net cash used in investing activities	(2,016)	(2,539)	(1,897)

Cash flows from financing activities:
Borrowings on revolving line of credit, net of repayments	1,172	(640)	623
Borrowings of long-term obligations (including $1,933 from Parent in 2003 only)	3,041	2,300	2,297
Repayment of long-term obligations (including loans from Parent of $341, $5,166 and $5,729, respectively)	(6,347)	(10,520)	(8,674)

Net cash used in financing activities	(2,134)	(8,860)	(5,754)

Net increase in cash and cash equivalents	194	1,624	3,580
Cash and cash equivalents
Beginning of period	607	801	2,425

End of period	$801	$2,425	$6,005

Supplemental disclosures of cash paid for:
Interest to non-related parties	$921	$799	$843
Interest to related parties	341	381	913
Income taxes	15	68	38
Other supplemental non-cash disclosure—conversion of note to equity in 2003	19,487	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LIFEWATCH CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For December 31, 2003, 2004 and 2005
(amounts in thousands, except for share and per share data)

1.    Nature of Business

        LifeWatch Corp. and its Subsidiaries ("LifeWatch" or the "Company") serve the cardiac segment of the telemedicine industry as a national service provider and manufacturer of equipment to physicians, clinics and hospitals. The Company provides cardiac monitoring services to physicians for their high-risk and chronically ill patients. The Company also manufactures and markets a family of advanced diagnostic and therapeutic cardiology devices, including cardiac event recorders, pacemaker monitors, and wireless vital signs monitoring systems used by physicians to monitor their patients

        LifeWatch Corp. is a wholly-owned subsidiary of Card Guard AG, a Swiss company, listed on the SWX Exchange, through certain of Card Guard AG subsidiary companies (collectively herein referred to as "the Parent"). The Parent has agreed to provide third party debt guarantees and other financial support, as needed, through January 1, 2008.

2.    Basis of Presentation

        LifeWatch Corp., a Delaware corporation, was incorporated in July 2006 to hold the ownership interests of two companies, LifeWatch Holding Corporation ("LWHC") and Card Guard Technologies, Inc. ("Instromedix"), each wholly owned by Card Guard AG, and certain of its wholly owned subsidiaries at the time of formation. In October 2006 the stock of LWHC and Instromedix held by the Parent was exchanged for 9,000,000 shares of the Company. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 Business Combinations and Financial Technical Bulletin No. 85-5, Issues Related to Accounting for Business Combinations, the Company accounted for the transactions as a combination of entities under common control. The combination was accounted for on a historical cost basis as the ownership interest in the combining companies were substantially the same before and after the transaction. The accompanying financial statements reflect the assets, liabilities, revenues, and changes in stockholders' deficit and cash flows that were directly attributed to LWHC and Instromedix for all periods presented.

        The consolidated financial statements have been derived from the historical financial statements and accounting records of the Company and include certain expense allocations from the Parent. These allocations have been specifically identified as relating to the operations of the Company and therefore have been reflected as a contribution to capital and related operating expense of the Company. These allocations include compensation and benefit costs for identified employees plus estimated overhead costs to support the activities of the identified employees. Allocated amounts, based on hours worked for the Company, totaled $144, $293 and $785 for the years ended December 31, 2003, 2004 and 2005, respectively, and have been recorded in the statement of operations within the following sections:

	2003	2004	2005
Cost of revenues — services	$—	$—	$93
Sales and marketing	13	30	140
General and administrative	131	263	552

Total	$144	$293	$785

        Included in the above costs for year ended December 31, 2005 are costs of services of $19, sales and marketing of $10 and general and administrative of $44 for stock based compensation in the form of stock options issued by the Parent.

        The Company considers these allocations to be a reasonable reflection of the utilization of services provided; however, the expenses allocated to the Company for these services are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate independent entity.

        In addition, the Company has not been subject to taxes as a separate taxable entity for U.S. or international tax purposes and has not filed separate consolidated income tax returns, but rather its operations have been included in the income tax returns for LifeWatch Holding Corporation and Card Guard Technologies, Inc., in the United States. Accordingly, income tax expense in all periods presented in the accompanying financial statements has been calculated as if the Company filed on a separate consolidated tax return basis in the United States for all periods presented.

        During the years ended December 31, 2003, 2004 and 2005, the Company had purchases of $2,030, $1,553 and $2,164 from the Parent.

3.    Summary of Significant Accounting Policies

  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of LifeWatch and its wholly owned subsidiaries as described above. All significant intercompany transactions and balances have been eliminated in consolidation.

        The Company evaluates consolidation of entities under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires management to evaluate whether an entity or interest is a variable interest entity and whether the Company is the primary beneficiary. Consolidation is required if both of these criteria are met. The Company does not have any variable interest entities requiring consolidation.

  Use of estimates

        The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting years. The most significant estimates and assumptions relate to the allowances for doubtful accounts receivable, contractual adjustments, valuation allowance on deferred taxes, excess and obsolete inventory, warranty accrual, and the determination and allocation to reporting units of business enterprise value for the purposes of testing for impairment of goodwill and intangibles. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At certain times, such deposit amounts may exceed FDIC insurance limits. The Company has not experienced any losses on these investments.

  Inventories

        Inventories are stated at the lower of cost or market value, with cost being determined using the first-in, first-out method. Inventory costs include direct materials, direct labor costs and manufacturing overhead. Allowances are established to reduce the cost of excess and obsolete inventories to their estimated realizable value based on historical information and estimates of excess quantities and obsolescence on a product-by-product basis.

  Property and Equipment

        Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the following estimated useful lives:

Years
Manufacturing and peripheral equipment	3-5
Computer software	3
Office furniture and fixtures	7
Monitoring units	5
Leasehold improvements	1-5

        Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the underlying asset or the remaining lease term. Expenditures for maintenance and repair are charged directly to expenses as incurred. Upon retirement or disposal of the property and equipment, the cost and accumulated depreciation are reduced and any gain or loss is recorded.

        Certain monitoring units manufactured by Instromedix are leased by the Company under capital lease agreements and are recorded at the inception of the lease at the lower of the assets' fair value or the present value of the minimum lease payments, excluding the interest component. These monitoring unit leases are accounted for as a sale lease back arrangement with a third party financing company and the profit on these sales is deferred and amortized over the life of the asset. These monitoring units, included within property and equipment on the accompanying consolidated balance sheet are then used to provide our monitoring services, the majority of which are located with patients or in doctors' offices awaiting use.

  Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The Company tests goodwill and indefinite-lived intangible assets for impairment at the reporting unit level on an annual basis, or whenever circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would indicate that an impairment may have occurred. If the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. The evaluation of goodwill impairment involves comparing the current fair value of each of the two reporting units to the recorded value, including goodwill. The Company uses a discounted cash flow model ("DCF model") to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including the market conditions and market share, the sales volumes and prices, the cost to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

        The DCF models used to determine the fair values of reporting units were prepared using revenue and expense projections based on the Company's current operating plan. The cash flows were discounted using a weighted average cost of capital ranging from 12% to 15%, which was management's best estimate based on the capital structure of the Company and external industry data at that time.

        The Company performed its annual impairment test under the guidelines of SFAS No. 142 and determined for the years ended 2004 and 2005 that goodwill was not impaired. In 2003, the Company performed its annual goodwill impairment test and determined that an impairment existed in its products segment since the estimated fair value was less than its carrying value. The Company compared the reporting unit's recorded goodwill to the implied fair value of the goodwill. The implied fair value of goodwill was determined by allocating the reporting unit's fair value based on expected future discounted cash flows, to all of its assets and liabilities in a manner similar to a purchase price allocation for an acquired business. As a result of this analysis, the Company recognized an impairment of goodwill of approximately $1,206 in its products segment.

  Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long Lived Assets, long-lived assets such as property, equipment, and finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows to be expected from the use of the asset and its eventual disposition are less than the carrying amount. When available, quoted market prices are used to determine fair market value. When quoted market prices are not available, valuation techniques, such as DCF models are utilized.

  Income Taxes

        The provision for income taxes is determined using the asset and liability method as set forth in SFAS No. 109, Accounting for Income Taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that all or a portion of the deferred benefit from the income tax assets will not be realized.

  Revenue Recognition

        The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until services have been provided to the customer or products have been received and risk of loss has transferred.

        The Company reduces revenue for estimated price reductions and similar allowances. Revenue is recognized only if these estimates can be reliably determined. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

        Services Revenues — The Company's primary service offering is cardiac monitoring. The Company provides these services using three types of monitors: event, holter and pacemaker. Event monitors are generally worn by the patient for a period of 30 days and revenue for this service is recognized on a straight-line basis over this period (the "wear" period). Straight-line revenue recognition is used because the event monitoring results are delivered to physicians throughout the wear period, the monitoring is continuous during the period, and no other discernible pattern of delivery exists. Holter monitoring services are recognized at the end of the wear period at the time the results are communicated to the physician. The pacemaker monitoring service does not require a wear period and the revenue is recognized at the time the service is performed. Event, holter and pacemaker services are not typically provided to the same patient at the same time. The Company's services are generally billed in advance and, where appropriate, revenue recognition is deferred and included within "Accrued and other liabilities" in the accompanying balance sheet. Billings for services reimbursed by third-party payors, including Medicare and Medicaid, are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts from such payors. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded upon settlement.

        Products Revenues — Revenue from the sale of products is recognized when risk of loss has transferred to the customer and there are no unfulfilled Company obligations that would affect the customer's final acceptance of the arrangement. The Company sells its products free on board ("FOB") destination, and as such, revenues are not recognized until the product is delivered to the customer.

        The sale of products includes a standard warranty period for which the Company records an estimate of future cost at the time of sale. The provision for the warranty reserve, included in Accrued and other liabilities in the accompanying consolidated balance sheet, is based on historical units sold and the estimated rates of claims and the cost per claim. The reserve is established at the time of the sale to cover the expected costs of the limited warranty on products sold. The Company also offers an extended warranty to certain customers. Extended warranty sales are billed in advance and are deferred and recognized as revenue ratably over the extended warranty period.

  Accounts Receivable

        For services provided to patients, the Company principally receives payment from third party payors, such as Medicare, and various medical insurance providers rather than individual customers. The Company records a contractual allowance reserve to account for potential differences in the amount billed and the amount expected to be received from the payor. The Company uses historical information to estimate the contractual allowance. These adjustments are recorded as a reduction of revenue at the time of sale. Accounts receivable are recorded at the invoice amount less these contractual adjustments. The Company also makes judgments as to its ability to collect its receivable balances. The Company uses historical information to estimate the allowance for doubtful accounts. These provision amounts are reflected in the general and administrative expenses. Both allowance balances are included as contra asset accounts to accounts receivable on the accompanying consolidated balance sheet. The Company does not record any interest or finance charges on outstanding accounts receivable balances.

        Products are sold to cardiac service providers on a FOB destination basis. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectability of accounts receivable based on past collection experience and specific risks identified among uncollected accounts.

  Shipping and Handling Costs

        Shipping and handling expenses are recorded as a component of cost of products revenues. Customer billings related to shipping and handling expenses is recorded as Products revenues. Shipping and handling expenses totaled approximately $1,744, $1,843 and $1,811 for the years ended December 31, 2003, 2004 and 2005, respectively. Customer billings for shipping and handling totaled approximately $129, $112 and $105 for the years ended December 31, 2003, 2004 and 2005, respectively.

  Advertising Expenses

        The Company expenses advertising costs as incurred. Advertising expenses, included in sales and marketing expenses, totaled $274, $209 and $320, for the years ended December 31, 2003, 2004 and 2005, respectively.

  Financing costs

        Financing costs are capitalized and amortized over the term of the notes using the effective interest rate method.

  Comprehensive income

        The Company has no other comprehensive income. Comprehensive income includes its net income (loss) only.

  Basic and Diluted Net Income (Loss) Per Common Share

        The Company's basic net income (loss) per common share amounts have been computed by dividing net income (loss) by the weighted average number of common shares. For the diluted net income (loss) computation, the Company includes the impact of the outstanding options from the LWHC option plan. For 2005, the dilutive impact on earnings from the potential common shares of LWHC was $0.01. The stock options granted and outstanding from the Parent company have been excluded from the computation of common stock equivalents as their effect was antidilutive.

  Stock-Based Compensation

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. This statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.

        On July 1, 2005, the Company adopted the provisions of SFAS No. 123(R) using the modified prospective method. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the fair value of those awards (with limited exceptions).

        Prior to the adoption of SFAS No. 123(R), the Company followed the intrinsic value method in accordance with APB No. 25, to account for its employee stock options and share-based awards, since the Company granted options with an exercise price equal to the fair value of the underlying shares on the date of grant. Accordingly, no compensation expense was recognized for share-based awards granted in connection with the issuance of stock options under the Company's equity incentive plans. The adoption of SFAS No. 123(R) resulted in the Company recording compensation expense for employee stock options granted prior to the adoption, and unvested at the date of the adoption, using the Black-Scholes pricing valuation model. As of December 31, 2005, there was approximately $403 of unrecognized compensation cost related to unvested stock options granted prior to the adoption of SFAS No. 123(R). This cost is expected to be recognized on a straight line basis over the next two years, which approximates the remaining weighted average life of the awards. Additionally, it is now required that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. The Company had no excess tax benefits during the year ended December 31, 2005.

        The Parent adopted SFAS No. 123(R) as of July 1, 2005. The Company therefore adopted the same effective date. For 2005, stock based compensation expense reflected in the statement of operations of $114 was comprised of cost of services of $4, sales and marketing of $24 and general and administrative of $86 and resulted in a decrease in basic and diluted earnings per share of $.01.

        Had compensation expense for employee stock options and employee share-based awards under the Company's equity incentive plans been determined based on fair value at the grant date consistent with SFAS No. 123, the Company's operating results for the for the years ended December 31, 2003 and 2004 and first six months of 2005 would have been reduced as follows:

	Card Guard Option Plan
				LWHC Option Plan
	Year ended December 31,
			Six months ended June 30, 2005	Year ended December 31,
	2003	2004		2003	2004	2005
Cost of revenues	$15	$20	$6	$1	$1	$—
Sales and marketing	12	64	34	21	7	—
General and administrative	(37)	192	31	58	43	—

	$(10)	$276	$71	$80	$51	$0

        The resulting effect on net income (loss) and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2003, 2004 and 2005 would be as follows:

	2003	2004	2005
Net income (loss), as reported	$(3,804)	$2,565	$7,821
Add:
Stock based employee compensation cost, net of taxes, included in net income, as reported	—	—	70
Deduct:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related taxes	(43)	(199)	(113)

Pro forma net income (loss)	$(3,847)	$2,366	$7,778

Net income (loss) per common share:
Basic — as reported	$(0.42)	$0.29	$0.87
Diluted — as reported	(0.42)	0.29	0.86
Basic — pro-forma	(0.43)	0.26	0.86
Diluted — pro-forma	(0.43)	0.26	0.85

        For purposes of calculating the compensation expense consistent with SFAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions for the years ended December 31, 2003, 2004 and 2005:

	Card Guard Option Plan
	2003	2004	2005
Expected volatility	98%	98%	96%
Expected dividend yield	None	None	None
Expected risk-free interest rate	3.06%	3.92%	3.92%
Average expected life (in years)	3.12	4.00	4.00

        The Parent uses historical data to estimate volatility, the expected term and forfeitures of awards due to employee terminations in order to estimate compensation cost for awards expected to vest.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. The majority of cash and cash equivalents as of December 31, 2004 and 2005 were deposited with large banking institutions.

        Accounts receivable from third-party payors potentially expose the Company to credit risk. The Company generally does not require collateral or other forms of security and maintains an allowance for potential credit losses. Management believes this risk is limited due to the large number of doctors and patients that comprise our customer base and those who are supported by Medicare and a large number of insurance companies.

        Revenues from one significant payor in the services segment accounted for more than 10% of consolidated revenue and receivables. Billings to Medicare accounted for 22%, 24% and 25% of total revenues in 2003, 2004 and 2005 respectively and 12% and 11% of total receivables at December 31, 2004 and 2005, respectively.

Fair Value of Financial Instruments

        Financial instruments of the Company as of December 31, 2004 and 2005 are comprised mainly of working capital items, a credit facility, long-term debt and capital lease obligations. In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value.

        In view of their nature, the fair value of the financial instruments included in working capital approximates their carrying value. The fair value of long-term debt investments from unrelated parties also approximates their carrying value, since they bear interest at rates based on prevailing market rates. The fair value of capital lease obligations and long-term related party debt, excluding the capital notes, at December 31, 2004 and 2005 are as follows:

	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capitalized lease obligations	$2,885	$2,721	$3,571	$3,292
Related party notes payable	14,553	14,188	9,444	9,458

Recently Issued Accounting Pronouncement

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company's financial statements or its results of operations.

        In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, ("SFAS 154"), a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, APB Opinion No. 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which will be January 1, 2006 for the Company.

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN No. 48 will have on its financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 is effective for the Company as of January 1, 2008. The Company is currently assessing the impact, if any, of SFAS No. 157 on its consolidated financial statements.

        In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Qualifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how public companies quantify financial statement misstatements. There have been two common approaches used to quantify such errors. Under an income statement approach, the "roll-over" method, the error is quantified as the amount by which the current year income statement is misstated. Alternatively, under the balance sheet approach, the "iron curtain" method, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. In SAB No. 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB No. 108 is effective for the Company as of January 1, 2007. The adoption of SAB No. 108 is not expected to have a material impact on the Company's consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement will be effective for the Company's December 31, 2007 financial statements, however, the Company does not expect this statement to have significant impact on its consolidated financial statements.

4.    Pro forma (Loss) Per Share (unaudited)

        The pro forma net income/(loss) per common share, and the pro forma weighted average number of common and common share equivalent shares outstanding for the year ended December 31, 2005, reflect the repayment of approximately $27.6 million of outstanding intercompany indebtedness, the issuance of     shares as part of the Company's initial public offering used to make the repayment; and the issuance of stock options in November and December of 2006 to directors and employees of the Parent, which will be recorded as a dividend upon issuance; and the elimination of the related interest expense, as if the issuance of the shares, repayment of the debt and issuance of the stock options occurred on January 1, 2005.

5.    Inventories

        Inventories at December 31, 2004 and 2005 consist of the following:

	2004	2005
Raw materials	$792	$399
Finished products	566	535

Total inventories	1,358	934
Less reserves for excess and obsolete items	(539)	(135)

Total inventories, net	$819	$799

6.    Property and Equipment

        Property and equipment at December 31, 2004 and 2005 consists of the following:

	2004	2005
Manufacturing and peripheral equipment	$3,314	$3,216
Computer software	2,146	2,597
Office furniture and equipment	1,657	1,560
Monitoring units	12,240	11,692
Leasehold improvements	984	992

	20,341	20,057
Less accumulated depreciation and amortization	(13,993)	(15,053)

Property and equipment, net	$6,348	$5,004

        Depreciation and amortization expenses of property and equipment totaled $6,462, $4,360 and $3,241 for the years ended December 31, 2003, 2004 and 2005, respectively.

7.    Intangible Assets

        Intangible assets at December 31, 2004 and 2005 consist of the following:

		2004			2005
	Estimated Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	10	$1,630	$700	$930	$1,630	$864	$766
Acquired technology	8	5,440	2,947	2,493	5,440	3,627	1,813
Distribution agreement	3	600	600	—	600	600	—
Patents and trade names	10	738	388	350	738	476	262
Other	3-8	130	130	—	130	130	—

Total		$8,538	$4,765	$3,773	$8,538	$5,697	$2,841

        Amortization expense of intangible assets totaled $959, $930 and $932 for the years ended December 31, 2003, 2004 and 2005, respectively. Intangible asset amortization expenses for the years subsequent to December 31, 2005 is expected to be $930 in 2006, $930 in 2007, $680 in 2008, $178 in 2090, $123 in 2010 and thereafter.

8.    Accrued and Other Liabilities

        Accrued and other liabilities at December 31, 2004 and 2005 consist of the following:

	2004	2005
Accrued salary and employee benefits	$1,297	$1,640
Deferred revenue	1,143	1,101
Accrued liabilities — other	853	1,208

Total	$3,293	$3,949

9.    Revolving Line of Credit

        In June 2003, the LWHC entered into a three-year $3,500 revolving line-of-credit agreement with a lending institution. The line-of-credit can be increased, under certain limitations, up to $5,000 based on the eligible accounts receivable. The revolving line of credit contains two financial covenants that are measured on a quarterly basis: tangible net worth and debt coverage.

        During the second and third quarters of 2005 the Company was not in compliance with the terms of the revolving line of credit covenants and obtained waivers from the bank. The line-of-credit agreement bears an interest rate of Prime plus 1.5% to 2.5% based on a measurement of the debt service covenant. The interest rate adjusts weekly as the Prime rate changes. The amount outstanding was $1,632 and $2,255, at December 31, 2004 and 2005 respectively. The line-of-credit is collateralized by an interest in the accounts receivable of the Company.

        The weighted average interest rate on the revolving line of credit was, 5.95%, 12.12% and 11.66% for the years ended December 31, 2003, 2004 and 2005, respectively. Unamortized financing costs included in prepaid and other assets total $113 and $33 at December 31, 2004 and 2005, respectively.

10.    Long-Term Obligations

        Long-term obligations at December 31, 2004 and 2005 are as follows:

	2004	2005
Bank note guaranteed by Parent and bearing an interest rate of LIBOR plus 1.8%, which is reset to current LIBOR quarterly.	$8,000	$6,666
Capital lease obligations bearing annual interest rates from 10.1% to 12.1% maturing between January 2006 and December 2008.	2,885	3,571
Notes payable from Parent, subordinated and ranked junior to any current and future debt obligation of the Company bearing annual interest rates from 3.25% to 8.5% maturing between March, 2006 and December, 2011	14,553	9,444

Total long-term debt	25,438	19,681
Less current maturities	(2,744)	(4,467)

Long-term debt, excluding current maturities	$22,694	$15,214

        In January 2001, the LWHC entered into a six-year $20,000 bank note with a financial institution to finance an acquisition. The note bore interest based on the London Interbank Offering Rate

("LIBOR") plus 1.5%. The loan repayment schedule required quarterly payments of $833 of principal, plus accrued interest. The note had no pre-payment penalties and was not subject to any financial covenants. The note was subject to an event of default with respect to a material default on any material agreements the Company was a party to. The note was guaranteed by a compensating balance placed on deposit at the financial institution by the Parent on behalf of the Company. In November 2004, the Company refinanced the loan with an outstanding principal balance of $8,333. The structure of the refinanced loan is a six-year term loan payable in quarterly installments of principal of $333, plus accrued interest. The loan bears an interest rate of LIBOR plus 1.8%, which is reset to current LIBOR quarterly, and matures November 1, 2010. The note continues to be guaranteed by a compensating balance funded by the Parent which is held on deposit at the financial institution. The bank note guaranteed by the Parent contains no financial covenants, but does contain provisions in the event the Company is out of compliance with other banking agreements. In conjunction with the waivers obtained for the revolving credit agreement in the second and third quarters of 2005, the Company obtained a waiver of this provision for the same periods.

        The Company leases certain property and equipment, primarily monitors, under capital lease arrangements. At December 31, 2004 and 2005, property and equipment under capital leases agreements totaled $3,689 and $3,295, respectively, and the accumulated depreciation for those assets was $1,206 and $878, respectively. Related party notes payable balance includes accrued interest to Parent of $3,423 and $3,127 as of December 31, 2004 and 2005 respectively. The accrued interest is payable at the end of term with the scheduled repayment of the notes.

        Aggregate maturities of long-term obligations over the next five years, as of December 31, 2005, are $4,467 in 2006, $4,209 in 2007, $1,877 in 2008, $2,218 in 2009, $5,525 in 2010 and $1,385 thereafter. Included in the above maturities are capitalized lease obligations with maturities of $1,814 in 2006, $1,213 in 2007 and $544 in 2008.

11.    Capital Note from Parent

        In January 2003, as part of the Parent's recapitalization of the Company, the Parent provided a loan of $22,683. The note does not bear interest and does not have a fixed maturity date, however, it is repayable upon a joint decision by the Company and the Parent and its obligation of repayment is subordinated and ranked junior to any current and future debt obligation of the Company. It is the intention of the parties that payment will be beyond 366 days from year-end.

12.    Income Taxes

        The income tax expense (benefit) for the years ended December 31, 2003, 2004 and 2005 consists of the following:

	2003	2004	2005
Current provision:
Federal	$0	$40	$6
State	5	15	10

Total current provision	5	55	16

Deferred (benefit) provision:
Federal	(876)	1,106	1,194
State	(120)	86	160

	(996)	1,192	1,354
Change in valuation allowance	996	(1,192)	(7,399)

Total deferred provision	0	0	(6,045)

Income tax (benefit) provision	$5	$55	$(6,029)

        Composition of deferred taxes at December 31, 2004 and 2005 is as follows:

	2004	2005
Deferred tax assets:
Accrued related party interest	$1,845	$1,720
Deferred revenue	350	340
Carry-forward tax losses	11,220	10,940
Reserve for accounts receivables	2,805	2,000
Property and equipment	375	750
Intangible assets	2,740	2,240
AMT Credit	61	67
Other	725	725

Total deferred tax asset	20,121	18,782
Deferred tax liabilities:
Other	(200)	(215)

Total deferred tax asset	19,921	18,567
Less—valuation allowance	(19,921)	(12,522)

Net deferred tax asset (liability)	$0	$6,045

        Income tax expense (benefit) attributable to income (loss) from operations for the years ended December 31, 2003, 2004 and 2005 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income (loss) from operations by the following amounts:

	2003	2004	2005
Computed income tax expense (benefit)	(34.0)%	34.0%	34.0%
State and local taxes, net of federal tax benefit	(4.8)%	4.8%	4.3%
Non-deductible amortization and impairment charges	8.4%	2.7%	0.0%
Carve-out expenses from Parent	1.5%	4.3%	16.8%
Write-off of foreign affiliate bad debt	1.6%	2.8%	4.1%
Non-deductible meals and entertainment	0.8%	1.3%	1.9%
Alternative Minimum Tax	0.2%	1.5%	0.3%
Adjustments to rate applied to deferred taxes	0.0%	0.0%	15.1%
Change in valuation reserve	26.4%	(49.3)%	(413.1)%

Total income tax expense (benefit)	0.1%	2.1%	(336.6)%

        At December 31, 2005, the Company has Federal tax loss carry-forwards of $29,106 that may be used to offset future taxable income. These carry-forwards expire between 2020 and 2026. A deferred tax asset valuation allowance is recorded when the Company believes these tax benefits will not be realized. At December 31, 2003, 2004 and 2005 the Company has recorded valuation allowances of $21,152, $19,921 and $12,522, respectively.

        During the year ended December 31, 2005, the Company determined that it was more likely than not that the deferred tax assets associated with its subsidiary, LWHC, will be realized. This conclusion was reached after considering LWHC's historical net income and loss, the expected reversal of existing deferred tax liabilities and expected future taxable income. As a result, in December 2005 the Company released the LWHC valuation allowance of $6,045.

        The remaining deferred tax valuation allowance of $12,522 at December 31, 2005 relates to deferred tax assets of Instromedix. These deferred tax assets are subject to separate return limitations which the Company believes makes it more likely than not that the tax benefits associated with Instromedix will not be realized.

        During 2005, the Company changed the rate which had been applied to its deferred tax assets and liabilities based on the jurisdiction of the temporary differences, the changes to the enacted state income tax rates and its expectations on when they will be realized.

13.    Stockholders' Deficit

        LifeWatch Corp., a Delaware corporation, was incorporated in July 2006 to hold the ownership interest in two companies, LWHC and Card Guard Technologies, Inc. (Instromedix). LifeWatch Corp. has authorized total capital shares of 20,000,000 all of which have been designated as common shares. The common shares have a par value of $0.01. All periods presented have been conformed to reflect the capital structure created upon formation.

        In October 2006, the Company issued 9,000,000 $0.01 common shares to the Parent, and in return, received ownership interest in LWHC and Instromedix. The transfer was account for as a contribution of entities under common control and recorded at historical basis. The Company has reflected the common stock issued in this formation transaction as outstanding for all periods presented.

        Effective January 1, 2003 the Parent and the Company executed a recapitalization plan to change the Company's debt and equity structure. The plan resulted in $47,170 of various Parent loans being converted into $19,487 of contributed capital, the issuance of $22,683 in Capital notes and the issuance of $5,000 of long-term obligations due in five years.

        During the years ended December 31, 2003, 2004 and 2005, the Parent performed services for the Company, valued at $144, $293, and $785, which have been recorded as capital contributions reported as additional paid-in-capital in the accompanying statement of changes of shareholders deficit and as a corresponding charge to the statement of operations.

        The Company has reserved 1,000,000 authorized and unissued common shares for future issuance in the LifeWatch Corp. Stock Incentive Plan.

14.    Stock Option Plans

        Employees of the Company participate in the Card Guard AG Option Plan ("Card Guard Option Plan"), a stock option plan of the Parent, which permits the grant of 2,719,000 share options to its employees, directors, officers, members of the advising board and consultants. Option awards are granted with an exercise price equal to the market price of the stock at the date of grant. Options issued under the plan, if exercised, convert in to one registered share of the Parent. The stock options granted under this plan vest mainly over a four-year period and expire ten years from date of grant if not previously exercised. At December 31, 2005, 319,000 options are available for grant under the plan. In August 2000, a subsidiary of the Company adopted a non-qualified and incentive stock option plan (the "LWHC Option Plan"). The LWHC Option Plan allows the grant of options for up to 8,824 shares of common stock of the subsidiary. Option awards are granted with an exercise price equal to the market price of the stock at the date of grant. The stock options granted under this plan vest equally over a four-year period and expire ten years from date of grant if not previously exercised for non-qualified stock options and five years from date of grant for incentive stock options. The unexercised portion of any options granted under the LWHC Option Plan automatically terminates upon the first of the following to occur: (1) the tenth anniversary date (non-qualified options) or fifth anniversary date (incentive options) from grant (2) upon termination of employment, and (3) upon certain other defined corporate transaction occurrences or unallowed transfers of options by the optionee. At December 31, 2005, 7,424 options are available for grant under the plan.

        A summary of the activity for the years ended December 31, 2003, 2004 and 2005 of the option plans, for employees of the Company, are presented below:

  Card Guard Option Plan:

	2003	2004	2005
Options outstanding, beginning of year	197,000	400,000	431,000
Options granted	400,000	82,000	232,000
Options exercised		(13,000)
Options forfeited	(197,000)	(38,000)	(236,000)

Options outstanding, end of year	400,000	431,000	427,000

Exercisable	53,000	149,000	166,000
Weighted average exercise price:
Options granted	$3.30	$4.20	$3.87
Options exercised	—	3.30	—
Options forfeited	28.46	3.46	3.63
Options outstanding, end of year	3.31	3.47	3.60
Exercisable, end of year	3.35	3.30	3.38
Weighted average fair value of options at grant date	2.28	2.93	2.67
Intrinsic value of options exercised	—	18	—
Intrinsic value of outstanding options at end of year	—	357	—

        The following table provides certain details concerning the Card Guard stock options outstanding at December 1, 2005:

Options Outstanding
				Options Exercisable
		Weighted- average remaining contractual life (in years)
Range of Exercise prices	Number of options (000's)		Weighted average exercise price	Exercisable options as of December 31, 2005	Weighted- average remaining contractual life (in years)	Weighted- average exercise price
$3.28 to $3.30	319	8.46	$3.29	151	7.71	$3.30
$4.20 to $4.63	108	8.92	4.51	15	8.38	4.20

	427	8.57	$3.60	166	7.77	$3.38

  LWHC Option Plan:

        The last stock options granted under this plan were in 2000. The Company has no plans to issue any further options under this plan. Forfeitures totaled 700, 160, and 40 option shares in the years 2003, 2004, 2005, respectively. At December 31, 2005, there were 1,400 options outstanding, all vested, with an option grant price of $260. These options have a contractual term that ends in October 2010. At December 31, 2003, 2004 and 2005 the options had an intrinsic value of $0, $0 and $132, respectively.

15.    Defined Contribution Plan

        The Company has a 401(k) plan covering substantially all domestic employees. Participants may elect to defer a portion of their eligible compensation. Participants are fully vested in all contributions they make to the plan. The Company currently matches 50% of contributions up to 6% with vesting annually over a five year period. Contributions by the Company are made on a discretionary basis. Company contributions for 2003, 2004 and 2005 were approximately $187, $228 and $228, respectively.

16.    Restructuring and Other Charges

        In September of 2002, a plan to restructure the service and products segments was approved by management and implemented in accordance with FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The plan called for a reduction in workforce and facilities to eliminate redundancy. Within the services segment, the workforce was reduced and an administrative office and a service center were closed. Within the products segment, the workforce was reduced and a portion of the facility was abandoned. The announced workforce reduction in 2002 primarily related to senior executives with the remainder of the workforce reductions and facility changes announced in 2003. The planned completion date was May of 2003.

        In May and July 2005, the Company recorded charges totaling $157 associated with staff reductions in the service center and marketing departments.

        A summary of the restructuring and other charges, for the years ended December 31, 2003, 2004 and 2005, is as follows:

	Employee Termination Cost	Facility Termination Cost	Total
Balance as of December 31, 2002	$891	$66	$957
Changes during the year ended December 31, 2003
Provision — Services	109		109
Provision — Product	81	242	323
Cash payments	(1,078)	(125)	(1,203)

Balance as of December 31, 2003	3	183	186
Changes during the year ended December 31, 2004
Cash payments	(3)	(95)	(98)

Balance as of December 31, 2004	0	88	88
Changes during the year ended December 31, 2005
Provision — Services	157		157
Cash payments	(157)	(86)	(243)

Balance as of December 31, 2005	$—	$2	$2

17.    Commitments and Contingencies

Commitments

        The Company and its subsidiaries lease office space and equipment under operating lease agreements. Those leases will expire on different dates between 2006 and 2011, some with options to renew for additional one to three years period.

        The minimum lease payments under operating leases at December 31, 2005, 2006, 2007, 2008 and 2009 are $446, $443, $455 and $51, respectively.

        The rent expenses totaled $1,138, $1,012 and $1,019 for the years ended December 31, 2003, 2004 and 2005, respectively.

Litigation

        In December 2004, a corporate plaintiff filed a compliant against the Parent Company and LWHC in the Superior Court in Los Angeles, California, claiming breach of contract and tortuous breach of covenants of good faith and fair dealing of certain contracts entered into starting 1996, due to the Parent's alleged failure to pay commission on sales of monitoring devices to a certain customer. In November 2006, the court ruled in favor of the Company however, it is expected that the plaintiff will file an appeal. At this stage the Company is unable to predict the outcome of this litigation and have not established an accrual for this matter because a loss is not determined to be estimable or probable.

        From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have a material adverse effect on the financial position, results of operations or cash flows of the Company.

18.    Income (Loss) Per Share

        Income (loss) per share for the years ended December 31, 2003, 2004 and 2005 is calculated as follows:

	2003	2004	2005
Net income (loss), as reported	$(3,804)	$2,565	$7,821
Less: Amount related to minority interest ownership due to LWHC options outstanding	—	—	(43)
Net income (loss) attributable to common shareholders of the Company used to calculate diluted income per
share	$(3,804)	$2,565	$7,778

Weighted average number of common and common share equivalent shares — basic and diluted	9,000,000	9,000,000	9,000,000
Income per common share:
Basic	$(0.42)	$0.29	$0.87
Diluted	(0.42)	0.29	0.86

19.    Segment Reporting

        LifeWatch provides monitoring services to doctors and cardiologists and manufactures cardiac monitoring devices. The Company's segments are organized by services and products. The Company's Chief Operating Decision Maker, as defined in SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, evaluates performance based on a number of factors; however, the primary measure of performance is the operating income of each segment. This information is used to evaluate performance and make resource allocation decisions. General management and administrative corporate expenses are excluded from operating income for segment reporting purposes.

        The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Transactions among segments are established based on negotiation among parties. Differences between segment totals and LifeWatch's consolidated totals for line items not reconciled are primarily due to corporate allocations.

        The Company's services and products are sold throughout the United States. The Company's reportable segments are as follows:

Services

        This segment provides cardiac monitoring services to physicians for high-risk and chronically ill patients. Services provided include monitoring and reporting to physicians for the analysis and diagnosis of patient heart conditions. All of the services are offered to third party customers through the Company's network of participating physicians.

Products

        This segment manufactures and markets a family of advanced diagnostic cardiology devices and systems, including cardiac event recorders, pacemaker monitors, and wireless vital signs monitoring systems used by physicians to monitor their patients. Approximately 75% of product production is sold to third parties. The remainder is sold to a third party financing company and leased back by the services segment for use internally and is included in fixed assets.

        The Company sells its products directly to customers through an internal sales force throughout the United States. Customers are obtained through medical prescription written by a board physician based consisting of cardiologists, radiologists, neurologists, vascular surgeons, neurosurgeons and other endovascular specialists.

        The information in the following table as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 is derived from the segments' internal financial reports used for corporate management purposes:

	2003	2004	2005
Revenues
Services	$37,198	$37,255	$37,546
Products	11,319	10,672	11,811
Elimination of inter-segment activity	(2,080)	(2,603)	(2,938)

	$46,437	$45,324	$46,419

Operating income (loss)
Services	$(97)	$3,984	$3,402
Products	(1,778)	851	841
Elimination of inter-segment activity	(194)	(533)	(638)
General Corporate			(292)

	$(2,069)	$4,302	$3,313

Depreciation and amortization
Services	$6,424	$4,866	$4,359
Products	1,793	1,349	1,085
Elimination of inter-segment activity	(796)	(925)	(1,271)

	$7,421	$5,290	$4,173

Capital expenditures
Services	$2,963	$3,980	$3,773
Products	44	16	33
Elimination of inter-segment activity	(991)	(1,457)	(1,909)

	$2,016	$2,539	$1,897

Total Assets
Services (including Goodwill of $14,976)		$33,031	$39,082
Products (including Goodwill of $3,674)		11,418	11,739
Elimination of inter-segment activity		(3,053)	(4,173)

		$41,396	$46,648

20.    Subsequent Events

        On October 27, 2006, the Company announced to employees of its Instromedix subsidiary in San Diego, California that it was moving the manufacturing operations to Illinois. This move will result in the termination of 23 employees between December 31, 2006 and March 31, 2007. Expected severance costs will be reflected as part of the restructuring provision to be recorded in the fourth quarter while the retention pay component will be expensed over the period the services are rendered. As the Company plans to cease using the San Diego facility by December 31, 2006, the fourth quarter of the year ending December 31, 2006 charge is expected to include costs of facility termination. The Company is also reviewing its fixed assets and leasehold improvements to determine which assets are being abandoned or disposed of to measure the loss on fixed assets.

LifeWatch Corporation and Subsidiaries
Schedule II — Valuation and Qualifying Accounts
(in thousands)

	Balance at beginning of period	Additions/ charges(1)	Deductions *	Balance at end of period
Allowances for doubtful accounts and contractual adjustments
Year ended December 31, 2003
Reserves and allowances deducted from asset accounts:
Allowances for doubtful accounts and contractual adjustments	15,755	8,014	14,528	9,241
Year ended December 31, 2004
Reserves and allowances deducted from asset accounts:
Allowances for doubtful accounts and contractual adjustments	9,241	4,857	7,122	6,976
Year ended December 31, 2005
Reserves and allowances deducted from asset accounts:
Allowances for doubtful accounts and contractual adjustments	6,976	3,993	5,928	5,041

(1)
Includes provision for bad debts of $7,042, $2,250 and $2,807 in 2003, 2004 and 2005, respectively

*
Write-offs, net of recoveries

	Balance at beginning of period	Additions/ charges	Deductions	Balance at end of period
Inventory reserves
Year ended December 31, 2003
Reserves and allowances deducted from asset accounts:
Inventory reserves	407	78	202	283
Year ended December 31, 2004
Reserves and allowances deducted from asset accounts:
Inventory reserves	283	306	50	539
Year ended December 31, 2005
Reserves and allowances deducted from asset accounts:
Inventory reserves	539	—	404	135
	Balance at beginning of period	Additions/ charges	Deductions	Balance at end of period
Warranty reserve
Year ended December 31, 2003
Reserves and allowances deducted from liability accounts:
Warranty Reserve	177	107	115	169
Year ended December 31, 2004
Reserves and allowances deducted from liability accounts:
Warranty Reserve	169	—	84	85
Year ended December 31, 2005
Reserves and allowances deducted from liability accounts:
Warranty Reserve	85	34	8	111

LifeWatch Corporation and Subsidiaries
Schedule II — Valuation and Qualifying Accounts
(in thousands)

		Income tax		Balance at end of period
	Balance at beginning of period
		Expense	Benefit
Deferred tax valuation reserve
Year ended December 31, 2003
Reserves and allowances deducted from liability accounts:
Deferred tax valuation reserve	20,156	996	—	21,152
Year ended December 31, 2004
Reserves and allowances deducted from liability accounts:
Deferred tax valuation reserve	21,152	—	1,231	19,921
Year ended December 31, 2005
Reserves and allowances deducted from liability accounts:
Deferred tax valuation reserve	19,921	—	7,399	12,522

                  Shares

Common Stock

PROSPECTUS

Cowen and Company
Jefferies & Company
Piper Jaffray

                        , 2007

Until                        , 2007 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses Of Issuance And Distribution

        The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to be Paid
SEC registration fee		$9,228.75
NASD filing fee		9,125
NASDAQ Global Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue Sky fees and expenses		*
Transfer agent and Registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification Of Directors And Officers

        The registrant's Certificate of Incorporation as will be in effect as of the date this registration becomes effective (the "Charter") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Charter and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws. The registrant has obtained liability insurance for its officers and directors.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Charter eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding

(whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

        The registrant has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Charter. The registrant believes that these agreements are necessary to attract and retain qualified directors and executive officers.

        At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Charter or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.    Recent Sales Of Unregistered Securities

        Since our inception in July 2006, we have issued unregistered securities to a limited number of persons as described below:

        In October 2006, we issued 9,000,000 shares of common stock to Card Guard Scientific Survival Ltd. and Card Guard Europe B.V. in consideration for the contribution by them of shares of LifeWatch Holding and Instromedix. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

        Since our inception, we have issued an aggregate of 600,000 options to purchase our common stock to certain of our and our parent companies' employees, directors and executive officers at an exercise price of $7.22 per share. These transactions were exempt from the registration requirements of the Securities Act by virtue of Rule 701.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1*	Form of registrant's common stock certificate.
5.1*	Opinion of Proskauer Rose LLP
10.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10.2*	2006 LifeWatch Corp. Equity Incentive Plan
10.3*	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.4*	Employment Agreement dated December 1, 2007 between the registrant and Frederick J. Mindermann
10.5*	Employment Agreement dated December 1, 2007 between the registrant and Francis J. Leonard

10.6*	Employment Agreement dated December 1, 2007 between the registrant and Roger K. Richardson
10.7*	Agreement with Harbor Hills dated May 12, 2006
10.8*	Distribution Agreement dated September 7, 1999 between Card Guard Scientific Survival Ltd. and Card Guard USA, Inc., as assigned to Card Guard Technologies, Inc., and as amended on November 30, 2006
10.9*	Exclusive Sales Agreement dated November 30, 2006 between LifeWatch Holding Corporation and Card Guard Scientific Survival Ltd.
10.10*	Office Lease dated November 15, 2006 between OIC Midwest LLC and LifeWatch Holding Corporation
10.11*	Lease between Boca Technology Center, LLC and LifeWatch Holding Corporation
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Kesselman & Kesselman
23.4	Consent of Jonathan T. Lord to be named in the Registration Statement as a person who will become a director (and non-executive chairman of the board of directors) of the registrant dated December 8, 2006.
24.1	Powers of Attorney (included with signature pages to this Registration Statement)

*
To be filed by amendment

Item 17.    Undertakings

  Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or

(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (a)   The undersigned registrant hereby undertakes:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

          (b)   Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of New York, State of New York, on this 13th day of December, 2006.

LIFEWATCH CORP.
By:	/s/ FREDERICK J. MINDERMANN Frederick J. Mindermann Chief Executive Officer and President

POWER OF ATTORNEY

        We, the undersigned directors and/or officers of LifeWatch Corp. (the "Company"), hereby severally constitute and appoint Messrs. Mindermann and Josebachvili and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ FREDERICK J. MINDERMANN Frederick J. Mindermann	President and Chief Executive Officer (Principal Executive Officer)	December 13, 2006
/s/ FRANCIS J. LEONARD Francis J. Leonard	Chief Financial Officer (Principal Financial and Accounting Officer)	December 13, 2006
/s/ J. VICTOR JOSEBACHVILI J. Victor Josebachvili	Director	December 13, 2006
/s/ URS WETTSTEIN Urs Wettstein	Director	December 13, 2006
/s/ DR. ABRAHAM SARTANI Dr. Abraham Sartani	Director	December 13, 2006

INDEX TO EXHIBITS

        Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1*	Form of registrant's common stock certificate.
5.1*	Opinion of Proskauer Rose LLP
10.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10.2*	2006 LifeWatch Corp. Equity Incentive Plan
10.3*	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.4*	Employment Agreement dated December 1, 2007 between the registrant and Frederick J. Mindermann
10.5*	Employment Agreement dated December 1, 2007 between the registrant and Francis J. Leonard
10.6*	Employment Agreement dated December 1, 2007 between the registrant and Roger K. Richardson
10.7*	Agreement with Harbor Hills dated May 12, 2006
10.8*	Distribution Agreement dated September 7, 1999 between Card Guard Scientific Survival Ltd. and Card Guard USA, Inc., as assigned to Card Guard Technologies, Inc., and as amended on November 30, 2006
10.9*	Exclusive Sales Agreement dated November 30, 2006 between LifeWatch Holding Corporation and Card Guard Scientific Survival Ltd.
10.10*	Office Lease dated November 15, 2006 between OIC Midwest LLC and LifeWatch Holding Corporation
10.11*	Lease between Boca Technology Center, LLC and LifeWatch Holding Corporation
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Kesselman & Kesselman
23.4	Consent of Jonathan T. Lord to be named in the Registration Statement as a person who will become a director (and non-executive chairman of the board of directors) of the registrant dated December 8, 2006.
24.1	Powers of Attorney (included with signature pages to this Registration Statement)

*
To be filed by amendment

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
LIFEWATCH CORP.
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS December 31, 2005 and September 30, 2006 (in thousands except share and per share data)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS Nine months ended September 30, 2005 and 2006 (in thousands, except share and per share data)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT Nine months ended September 30, 2006 (in thousands, except share amounts)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS Nine months ended September 30, 2005 and 2006 (in thousands)
LIFEWATCH CORP. AND SUBSIDIARIES UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Nine months ended September 30, 2005 and 2006 (amounts in thousands except share and per share data)
Report of Independent Registered Public Accounting Firm
Report Of Independent Registered Public Accounting Firm
LIFEWATCH CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2004 and 2005 (in thousands, except share and per share data)
LIFEWATCH CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2003, 2004 and 2005 (in thousands, except share and per share data)
LIFEWATCH CORP. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT Years ended December 31, 2003, 2004 and 2005 (in thousands, except share amounts)
LIFEWATCH CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2003, 2004 and 2005 (in thousands)
LIFEWATCH CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For December 31, 2003, 2004 and 2005 (amounts in thousands, except for share and per share data)
LifeWatch Corporation and Subsidiaries Schedule II — Valuation and Qualifying Accounts (in thousands)
LifeWatch Corporation and Subsidiaries Schedule II — Valuation and Qualifying Accounts (in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS